As filed with the Securities and Exchange Commission on April 6, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Construction Partners, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1600	26-0758017
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

290 Healthwest Drive, Suite 2

Dothan, Alabama 36303

(334) 673-9763

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Charles E. Owens

Chief Executive Officer and President

Construction Partners, Inc.

290 Healthwest Drive, Suite 2

Dothan, Alabama 36303

(334) 673-9763

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Garrett A. DeVries Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201 (214) 969-2800	Christopher D. Lueking Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	$207,000,000.00	$25,771.50

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Includes the offering price of Class A common stock that may be purchased by the underwriters upon the exercise of their option to purchase additional shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                     , 2018

PROSPECTUS

            Shares

CONSTRUCTION PARTNERS, INC.

CLASS A COMMON STOCK

This is the initial public offering of Class A common stock of Construction Partners, Inc. We are offering              shares of our Class A common stock. The selling stockholders identified in this prospectus are offering              shares of our Class A common stock. We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price for our Class A common stock will be between $        and $        per share. We intend to apply to list our Class A common stock on The Nasdaq Stock Market LLC under the symbol “ROAD.”

Investing in our Class A common stock involves substantial risk. See “Risk Factors” on page 15.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

Delivery of the shares of our Class A common stock is expected to be made on or about                     , 2018.

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional              shares of our Class A common stock at the initial public offering price less underwriting discounts and commissions.

Upon the completion of this offering, we will have two classes of authorized common stock: our Class A common stock and our Class B common stock. The rights of holders of our Class A common stock and our Class B common stock will be identical, except with respect to voting rights, conversion rights and certain transfer restrictions applicable to our Class B common stock. Each share of our Class A common stock will be entitled to one vote. Each share of our Class B common stock will be entitled to             votes and is convertible into one share of our Class A common stock automatically upon transfer, subject to certain exceptions. Upon the completion of this offering, the holders of our Class A common stock will hold approximately     % of the total voting power of our outstanding common stock and approximately     % of our total equity ownership (or     % and     %, respectively, if the underwriters’ option to purchase additional shares is exercised in full), and the holders of our Class B common stock will hold approximately     % of the total voting power of our outstanding common stock and approximately     % of our total equity ownership (or     % and     %, respectively, if the underwriters’ option to purchase additional shares is exercised in full). See “Description of Our Capital Stock—Common Stock.”

Following the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of The Nasdaq Stock Market LLC. See “Management—Director Independence and Controlled Company Exemption.”

Baird	Raymond James	Stephens Inc.

Imperial Capital	D.A. Davidson & Co.

Prospectus dated                     , 2018

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor the underwriters have authorized any other person to provide you with any information, or to make any representations, other than as contained in this prospectus, in any amendment or supplement hereto or in any free writing prospectus prepared by us or on our behalf and delivered or made available to you. Neither we, the selling stockholders nor the underwriters take responsibility for or provide assurance as to the reliability of any information or representations that others may give you. This prospectus is an offer to sell only the shares of our Class A common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date hereof, and we undertake no obligation to update such information, except as may be required by law.

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MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, our market share and the markets that we serve is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts) and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets that we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third-parties and by us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in “Risk Factors.” We believe the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

●	declines in public infrastructure construction and reductions in government funding, including the funding by transportation authorities and other state and local agencies;

●	risks related to our operating strategy;

●	competition for projects in our local markets;

●	risks associated with our capital-intensive business;

●	government requirements and initiatives, including those related to funding for public or infrastructure construction, land usage and environmental, health and safety matters;

●	unfavorable economic conditions and restrictive financing markets;

●	our ability to successfully identify, manage and integrate acquisitions;

●	our ability to obtain sufficient bonding capacity to undertake certain projects;

●	our ability to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us;

●	the cancellation of a significant number of contracts or our disqualification from bidding for new contracts;

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●	risks related to adverse weather conditions;

●	our substantial indebtedness and the restrictions imposed on us by the terms thereof;

●	our ability to maintain favorable relationships with third parties that supply us with equipment and essential supplies;

●	our ability to retain key personnel and maintain satisfactory labor relations;

●	property damage, results of litigation and other claims and insurance coverage issues;

●	risks related to our information technology systems and infrastructure; and

●	our ability to remediate the material weaknesses in internal control over financial reporting identified in preparing our financial statements included in this prospectus and to subsequently maintain effective internal control over financial reporting.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

iii

PROSPECTUS SUMMARY

This summary highlights basic information about us and this offering contained elsewhere in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information in “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes. Except as otherwise indicated or required by the context, all references in this prospectus to the “Company,” “we,” “us” or “our” refer to Construction Partners, Inc. and its consolidated subsidiaries. All references in this prospectus to the “selling stockholders” refer to those entities identified as selling stockholders in “Principal and Selling Stockholders.”

Our Company

We are one of the fastest growing civil infrastructure companies in the United States specializing in the building and maintenance of transportation networks. Our operations leverage a highly skilled workforce, strategically located hot mix asphalt (“HMA”) plants, substantial construction assets and select material deposits. We provide construction products and services to both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports, and commercial and residential sites in the Southeastern United States. Led by industry veterans each with over 30 years of experience operating, acquiring and improving construction companies, we are well-positioned to continue to expand profitably in an industry with attractive growth prospects.

Since our inception in 2001, we have scaled into one of the largest operators in the Southeastern United States, growing from three to 27 HMA plants at March 31, 2018. We operate in a geographic area covering nearly 29,000 miles of highway infrastructure, and we produced 3.2 million tons of HMA in fiscal 2017 for use in more than 900 transportation or infrastructure projects. We maintain a high level of visibility on future infrastructure projects by analyzing the budgets and bidding patterns of state and local departments of transportation (“DOTs”) in the markets that we serve. We are therefore able to reliably forecast our bidding opportunities and properly plan for future projects. Our contract backlog at December 31, 2017 was at a record level of $550.9 million, as compared to $369.8 million at December 31, 2016 and $549.9 million at September 30, 2017.

The Southeastern United States is one of the fastest growing regions with respect to population and job growth, which drives additional federal funding to the area. The five states in which we operate (Alabama, Florida, Georgia, North Carolina and South Carolina) have experienced a combined annual population growth of 1.4% from 2000 to 2016, as compared to 0.8% for the rest of the United States, and combined annual economic growth of 2.7% from 2013 to 2016, as compared to 2.1% for the rest of the United States. Additionally, each of these states has recently passed legislation to increase transportation funding.

We have strategically entered each of the markets that we serve to capitalize on substantial public and private infrastructure opportunities in the Southeastern United States. Publicly funded projects accounted for approximately 70% of our fiscal 2017 construction contract revenues. Our public customers include federal agencies, state DOTs and local municipalities. Total public spending on transportation infrastructure in the United States was approximately $279.0 billion in 2014, of which highways and local roads accounted for approximately $165.0 billion, or 59%. We believe transportation infrastructure spending will increase as federal, state and local governments allocate funding to their aging transportation network infrastructures. At the federal level, the Fixing America’s Surface Transportation Act of 2015 (the “FAST Act”) earmarked $305.0 billion for transportation infrastructure spending through 2020. The FAST Act builds upon the Moving Ahead for Progress in the 21st Century Act (the “MAP-21 Act”), which was passed in 2012 and provided $105.0 billion of similar funding. Moreover, in February 2018, the current administration announced an infrastructure plan to provide $200.0 billion in federal funds over the next ten years with the intent to spur at least $1.5 trillion in infrastructure investments with partners at the state, local and private levels.

Privately funded projects accounted for approximately 30% of our fiscal 2017 construction contract revenues. We provide a wide range of large sitework construction and HMA paving services to private construction customers, including commercial and residential developers and local businesses. We compete for private construction projects primarily on the basis of the breadth of our service capabilities and our reputation for quality. Private projects also drive demand for external sales of our HMA and aggregates to smaller contractors that do not own HMA or aggregate facilities. We believe we are well-positioned to capitalize on the strong momentum in commercial and residential private construction sectors driven by population and economic expansion in the Southeastern United States.

Supported by our local market presence and knowledge, as well as scale advantages attributable to our vertical integration, geographic reach and strong financial profile, we believe we are a market leader in each of the markets that we serve. For all but the very largest projects, we compete primarily against local firms that have existing asphalt plants and paving operations relatively close to the project site. For most projects, HMA is a critical input that cannot be efficiently transported beyond a relatively short distance. By virtue of this locally driven competitive dynamic, competition in our industry is characterized by relative market share, which we define as the percentage of jobs we win in a local market compared to the jobs we bid in a local market.

Our Competitive Strengths

Leading Market Positions in Strategic Geographic Footprint. Our local market presence and knowledge contributes to our leading position in each of the markets we serve. Our 27 HMA plants are strategically located across Alabama, Florida, Georgia and North Carolina and are near interstate highways with dense road systems. In addition to the four states in which our HMA plants are located, we provide specialty paving services in South Carolina. We believe the Southeastern United States will continue to experience above-average population and economic growth and these factors will lead to additional demand for the transportation infrastructure services we provide. Moreover, this region’s temperate climate allows us to work during the majority of the year, thereby enabling us to mitigate the fixed cost of weather-idled facilities and maintain a year-round workforce.

Scale Advantages. We believe our HMA plants, equipment fleet, experienced personnel and bonding capacity provide us with scale advantages over our competitors, which are primarily small- and medium-sized businesses and are often family owned and operated. In addition, our ability to internally source HMA provides project execution and bidding advantages over some of our competitors. Our flexible crews and diverse fleet of equipment are deployed across a wide geographic footprint to perform projects of varying size and scope, which helps us maintain high asset utilization and lower fixed unit costs. Our scale also allows us to fully utilize reclaimed asphalt pavement, which lowers our HMA production costs, and allows us to receive better terms in capital asset purchases with our equipment providers. Most of the projects for which we compete require surety performance bonds as a bidding condition. Many of our competitors are limited in the projects for which they can bid because of such bidding and bonding constraints. Our track record of successful project execution and profitability, coupled with a strong balance sheet, provide us with ample bidding and bonding capacity, allowing us to bid on a large number of projects simultaneously. As such, we have never been prevented from bidding a project due to bidding and bonding requirements. The scale advantages from our leading relative market position support our growth strategy.

Customer and Revenue Diversification. We perform both new construction and maintenance infrastructure services over a wide geographic footprint for both public and private clients. Our largest customers are state DOTs. For the fiscal year ended September 30, 2017, the Alabama DOT and the North Carolina DOT accounted for 14.9% and 13.9% of our revenues, respectively, and projects performed for various Departments of Transportation accounted for 41.9% of revenues. Our 25 largest projects accounted for 22.4% of our fiscal 2017 revenues. While we have the capabilities required to undertake large infrastructure projects, a core principle of our strategy is to perform many smaller projects with varied complexity and short durations. In fiscal 2017, our average project size was $1.7 million and our projects had an average duration of approximately eight months. We believe this strategy, coupled with our disciplined bidding process, yields revenue diversification and enables us to better manage our business through market cycles.

Consistent History of Managing Construction Projects and Contract Risk. Our long and successful track record in each of the markets that we serve demonstrates an understanding of the various risks associated with transportation infrastructure projects. We serve as prime contractor on approximately 70% of our projects and as a subcontractor on the remaining 30%. When serving as prime contractor, we utilize subcontractors to perform approximately 30% of the total project. The vast majority of our projects are fixed unit price contracts, pursuant to which a portion of our revenues is tied to the volume of various project components. We combine our experience, local market knowledge and fully integrated management information systems to effectively bid, execute and manage projects. We capture project costs such as labor and equipment expenses on a daily basis. Our managers review daily project reports to determine whether actual project costs are tracking to budget.

Successful Record of Executing and Integrating Acquisitions. Among our core competencies is successfully identifying, executing and integrating acquisitions. Since 2001, we have completed 15 acquisitions, which have enabled us to expand our end-markets, service offerings and geographic reach. We derive acquisition synergies by expanding the pool of project opportunities of our acquired companies by enhancing their service offerings and bidding capacities. Our acquisition philosophy involves retaining the local management team of the acquired business, maintaining operational decisions at the local level and providing strategic insights and leadership through our senior management team. Acquisition integration primarily involves the implementation of our standardized bidding and management information systems across the functional areas of accounting and operations. These information systems provide acquired companies with the necessary tools to capture and analyze cost and to improve operating results.

Common Processes and Technology Systems. We employ a common set of operational processes and utilize sophisticated technology systems to track all of our operations. These practices and systems are important competitive advantages in several areas of our business. Our uniform estimating and job cost systems, developed for our business and improved internally, offer a critical advantage not only in the procurement of work, but also the procurement of profitable work, by providing an accurate measure of our cost for individual items in a bid. In contrast, we believe many of our competitors have not invested equivalent resources to develop systems with the same level of detail, which can make them less competitive in the bidding process and/or less profitable. We also track and analyze our competitors’ historical bids and bidding tendencies, which provides us with a critical bidding advantage. Since all of our project teams utilize the same processes and are trained to the same standards, our management tools allow us to optimize personnel and equipment usage across our project portfolio during project execution, improving asset utilization and providing significant cost savings.

Experienced Management Team and Supportive Sponsor. Our executive officers are seasoned leaders with complementary skill sets and a track record of financial success spanning over 30 years and multiple business cycles. As former executives of the North American arm of an international construction company, our Chief Executive Officer and our Chief Financial Officer built a civil infrastructure company which operated over 50 HMA plants in five states before its sale in 1999. Collectively, they have successfully completed approximately 50 acquisitions in the civil infrastructure sector over the course of their careers. Our five Senior Vice Presidents possess over 150 years of combined management experience with both publicly and privately held civil infrastructure companies operating in the Southeastern United States. In addition, following this offering, funds managed by SunTx Capital Management Corp. and its affiliates (“SunTx”) will continue to own a significant economic interest in our Company. After giving effect to this offering and the Reclassification (as defined herein), SunTx will own                  shares of our Class B common stock and     % of the voting power of our outstanding common stock. The Executive Chairman of our board of directors Ned N. Fleming, III, played a key role in our founding, and we believe that we will continue to benefit from his ongoing involvement following the completion of this offering. Furthermore, we believe that our dual-class capital structure will contribute to the stability and continuity of our board of directors and senior management, allowing them to focus on creating long-term stockholder value.

Our Growth Strategy

Capitalize on Increased State and Federal Spending on U.S. Transportation Infrastructure. There is currently an $836.0 billion backlog of projects to repair deteriorating bridges and highways in the United States. According to the American Society of Civil Engineers, the roads in each of the states in which we operate received infrastructure report cards with a grade of “B-” or “C.” We expect the poor condition of the roads in the markets that we serve to provide consistent opportunities for growth. Funding for projects in these markets will come from a variety of sources. In addition to the FAST Act and other legislative proposals, each state in which we operate maintains a transportation infrastructure fund supported primarily by fuel taxes. Whether by state constitution or statute, these funds are generally protected and required to be used for transportation infrastructure purposes. We are well-positioned to take advantage of increased infrastructure spending due to our broad footprint of existing HMA production facilities designed with significant excess capacity across the Southeastern United States.

Organically Expand Our Geographic Footprint. We believe the economic climate of the Southeastern United States is more favorable than other parts of the country with commensurate population growth trends, which will lead to significant future federal, state and local infrastructure spending. We have the financial and organizational resources to add additional workforce and equipment, and we are highly experienced in developing new plant sites to expand into adjacent markets. In addition, we maintain strategic partnerships with subcontractors affording additional scalability in labor and equipment. Our financial profile and track record also facilitate significant growth in bonding capacity—a challenge that may prove difficult for smaller, privately held competitors. We continually evaluate opportunities to expand organically in the Southeastern United States.

Consistent Pursuit of Acquisitions. Over the last 16 years, our consistent organic growth has been augmented by the successful acquisition and integration of 15 complementary construction businesses, establishing us as a leading industry consolidator. Our management team has acquired businesses in a variety of economic cycles, with the number of opportunities generally increasing in cyclical downturns. Our senior management team has successfully completed approximately 50 acquisitions over the course of their careers. Our management team’s experience, industry expertise, integrity and strong relationships with industry players allow us to be considered a “buyer-of-choice” with targeted, high-quality prospective targets, most of which are family owned and operated. These advantages, together with the proceeds of this offering and the opportunity to use our equity as a component of acquisition consideration, should further enhance our acquisition prospects. We maintain an acquisition pipeline with a growing number of opportunities to expand our geographic footprint. While most opportunities in our pipeline consist of add-on acquisitions in the Southeastern United States, we also continuously evaluate platform investments that would allow expansion into states in the Southeastern United States.

Consistent with this strategy, on September 22, 2017, we acquired the ongoing sand and gravel mining operations located in Etowah, Elmore and Autauga counties in Alabama for approximately $10.8 million. This acquisition increased our aggregate reserves and will allow us to further capitalize on vertical integration opportunities. We continue to execute this strategy through the proposed acquisition described below under “Recent Developments.”

Continue to Capitalize on Vertical Integration Opportunities. We consume approximately 80% of the HMA we produce and approximately 35% of the aggregates used in the production of HMA are internally sourced. In certain markets, we also mine aggregates, such as sand and gravel, used as raw materials in the production of HMA, which lowers our input costs. We believe there are additional vertical integration opportunities to enhance operational efficiency and allow us to capture additional margin throughout the value chain, including the acquisition or development of additional aggregate sites and liquid asphalt terminals.

Enhance Profitability Through Operational Improvements. We complement sophisticated business practices across our platform with fully integrated management information systems to drive operational efficiencies. With strategic oversight by our management team, operating income margins increased 310 basis points from fiscal 2015 to fiscal 2017. These margin improvements have been accomplished through profit optimization plans and leveraging information technology and financial systems to improve project execution and control costs. Moreover, we improve margins on acquired businesses as we standardize business practices across functional areas, including, but not limited to, estimation, project management, finance, information technology, risk management, purchasing and fleet management.

Strengthen and Support Human Capital. We have an experienced and skilled workforce of over 1,800 employees, which we believe is our most valuable asset. Attracting, training and retaining key personnel have been and will remain critical to our success. We will continue to focus on providing our personnel with training, personal and professional growth opportunities, performance-based incentives, stock ownership opportunities and other competitive benefits in order to strengthen and support our human capital base.

Our Industry

We operate in the large and growing highway and road construction industry, which generated approximately $165.0 billion of revenues in 2014. Federal, state and local DOT budgets drive industry performance, with the public sector generating 95% of total industry revenues in 2016. In 2015, the FAST Act was passed, providing visibility and certainty of funding and planning for state DOTs. The FAST Act earmarked $305.0 billion for transportation infrastructure spending through 2020, with highway and transit projects accounting for $205.0 billion and $48.0 billion, respectively. In February 2018, the current administration announced an infrastructure plan to provide $200.0 billion in federal funds over the next ten years with the intent to spur at least $1.5 trillion in infrastructure investments with partners at the state, local and private levels. This plan could also drive an increase in spending on the significant backlog of national and local transportation infrastructure needs. The non-discretionary nature of highway and road construction services and materials supports highly stable and consistent industry growth.

Additionally, there are strong industry tailwinds in each of the five states in which we operate. The Alabama Transportation Rehabilitation and Improvement Program and Rural Assistance Match Program, created in 2012 and 2013, respectively, are initiatives aimed at investing $1.2 billion and $25.0 million, respectively, on the state’s transportation infrastructure. The Florida Department of Transportation received $10.8 billion of funding for the

2017 fiscal year, with $4.1 billion specifically allocated for highway construction projects. In 2015, Georgia passed House Bill 170, replacing 34 short-term funding programs and providing $1.0 billion per year for transportation needs with a focus on the state’s backlog of maintenance projects. In 2017, the North Carolina State Transportation Improvement Program increased the state’s plan from a $320.0 million two-year program to a ten-year program estimated at $1.6 billion in additional transportation revenue. Finally, in 2016, South Carolina passed Act 275, which provides $4.2 billion in transportation infrastructure funding over the next ten years, an increase of $150.0 million per year over prior funding levels, with $2.0 billion directed toward widening and improving existing interstates and $1.4 billion directed toward pavement resurfacing.

Within the highway and road construction industry, we operate in the asphalt paving materials and services segment. Asphalt paving mix is the most common roadway material used today, covering 94% of the more than 2.7 million miles of paved U.S. roadways. We believe asphalt will continue to be the pavement of choice for roads due to its cost effectiveness, durability and reusability, as well as minimized traffic disruption during paving, as compared to concrete.

Competition is constrained in our industry because participants are limited by the distance that materials can be efficiently transported, resulting in a fragmented market of over 13,300 businesses, many of which are local or regional operators. Participants in these markets range from small, privately-held companies focused on a single material, product or market to multinational corporations that offer a wide array of construction materials, products and paving and related services. In each market, our primary competitors are primarily local businesses, with an occasional large, national corporation providing competition.

Recent Developments

In December 2017, we entered into a non-binding letter of intent, and are currently engaged in discussions, on a proposed acquisition of the ongoing operations of a civil infrastructure company, with three HMA plants and sand mining and processing operations in the Southeastern United States. The proposed acquisition is consistent with our strategy to pursue add-on acquisitions in the Southeastern United States to grow our business. In addition, the proposed acquisition would increase our aggregate reserves and allow us to further capitalize on vertical integration opportunities.

The proposed purchase price is $50.0 million, subject to certain adjustments, which would be payable in cash at closing net of certain assumed liabilities. We expect to use a portion of the net proceeds from this offering and additional borrowings under the Term Loan to fund the acquisition. We do not expect this acquisition to be significant under Rules 3-05 and 1-02(w) of Regulation S-X.

Our completion of the proposed acquisition is subject to numerous conditions and contingencies, including the completion to our satisfaction of our due diligence, the negotiation and execution of definitive agreements, and the satisfaction of closing conditions. There cannot be any assurance that: (1) we will complete the proposed acquisition or provide a date by which the transaction will close; (2) the terms of the transaction will not differ, possibly materially, from those described here; or (3) if we complete the acquisition, we will be able to successfully integrate the acquired operations into our business or the acquired operations will result in increased revenue, profitability or cash flow.

Risk Factors

An investment in our Class A common stock involves a number of risks. You should carefully read and consider all of the information contained in this prospectus (including in “Risk Factors,” “Management’s Discussion and

Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto) before making an investment decision. These risks could adversely affect our business, financial condition and results of operations, and cause the trading price of our Class A common stock to decline. You could lose part or all of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of forward-looking statements, and the significance of forward-looking statements in the context of this prospectus.

These risks include, but are not limited to:

●	declines in public infrastructure construction and reductions in government funding, including the funding by transportation authorities and other state and local agencies;

●	risks related to our operating strategy;

●	competition for projects in our local markets;

●	risks associated with our capital-intensive business;

●	government requirements and initiatives, including those related to funding for public or infrastructure construction, land usage and environmental, health and safety matters;

●	unfavorable economic conditions and restrictive financing markets;

●	our ability to successfully identify, manage and integrate acquisitions;

●	our ability to obtain sufficient bonding capacity to undertake certain projects;

●	our ability to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us;

●	the cancellation of a significant number of contracts or our disqualification from bidding for new contracts;

●	risks related to adverse weather conditions;

●	our substantial indebtedness and the restrictions imposed on us by the terms thereof;

●	our ability to maintain favorable relationships with third parties that supply us with equipment and essential supplies;

●	our ability to retain key personnel and maintain satisfactory labor relations;

●	property damage, results of litigation and other claims and insurance coverage issues;

●	risks related to our information technology systems and infrastructure; and

●	our ability to remediate the material weaknesses in internal control over financial reporting identified in preparing our financial statements included in this prospectus and to subsequently maintain effective internal control over financial reporting.

Our Sponsor

SunTx, founded in 2001, is a Dallas-based private equity firm that invests in growth-oriented middle-market manufacturing, distribution and service companies. At March 31, 2017, SunTx had approximately $1.2 billion assets under management.

Corporate History

Construction Partners, Inc. is a holding company that was incorporated as a Delaware corporation in 2007. We operate and control our business and affairs through our wholly owned subsidiaries: Wiregrass Construction Company, Inc., Fred Smith Construction, Inc., Everett Dykes Grassing Co., Inc. and C.W. Roberts Contracting, Inc. Immediately prior to the completion of this offering, we will amend and restate our certificate of incorporation to effectuate a dual class common stock structure consisting of our Class A common stock and our Class B common stock, as a result of which each share of our common stock, par value $0.001 per share, immediately prior to the completion of this offering will, automatically and without any action on the part of the holders thereof, be reclassified and changed into                  shares of our Class B Common Stock so that all of our equity holders prior to the completion of this offering will become the holders of our Class B common stock. We refer to this as the “Reclassification.” See “Description of Our Capital Stock.” The diagram below depicts our organizational structure and ownership immediately following the completion of this offering.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in annual gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

●	an option to present only two years of audited financial statements and related management’s discussion and analysis in the registration statement of which this prospectus is a part;

●	an exemption from compliance with the requirement for auditor attestation of the effectiveness of our internal control over financial reporting for so long as we qualify as an emerging growth company;

●	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

●	reduced disclosure about our executive compensation arrangements; and

●	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: the last day of the year in which we have $1.07 billion or more in annual gross revenue; the date we qualify as a “large accelerated filer” with at least $700.0 million of equity securities held by non-affiliates as of the last day of our most recently completed second quarter; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the year ending after the fifth anniversary of this offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of certain of the other exemptions discussed above. Accordingly, the information contained herein may be different from the information you receive from other public companies. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock.” We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

Corporate Offices and Internet Address

Our principal operating offices are located at 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303, and our phone number is (334) 673-9763. Our website address is www.constructionpartners.net. Information contained on our website is not incorporated by reference in, and does not constitute a part of, this prospectus.

The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full)

Class A common stock to be outstanding upon the completion of this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full)

Class B common stock to be outstanding upon the completion of this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full)

Class A and Class B common stock to be outstanding upon the completion of this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full)

Option to purchase additional shares	The selling stockholders have granted to the underwriters a 30-day option to purchase up to additional shares of our Class A common stock at the initial public offering price less the underwriting discount and commissions.

Use of proceeds	We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and approximately $ million of estimated offering expenses payable by us, will be approximately $ million, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus). We will not receive any proceeds from the sale of shares by the selling stockholders. We intend to use these net proceeds to provide growth capital, to fund acquisitions and for general corporate purposes, which may include the repayment of debt from time to time. See “Use of Proceeds.”

Dual class common stock	Upon the completion of this offering, the rights of the holders of our Class A common stock and our Class B common stock will be identical, except with respect to voting rights, conversion rights and certain transfer restrictions applicable to our Class B common stock. See “Description of Our Capital Stock—Common Stock.”

Upon the completion of this offering, the holders of our Class A common stock will be entitled to one vote per share and the holders of our Class B common stock will be entitled to              votes per share. The holders of our Class A common stock and our Class B common stock will vote together as a single class on all matters unless otherwise required by law. See “Description of Our Capital Stock—Common Stock—Voting Rights.”

Each share of our Class B common stock may be converted into one share of our Class A common stock at the option of the holder. In addition, each share of our Class B common stock will automatically convert into one share of our Class A common stock upon any transfer, with certain exceptions. See “Description of Our Capital Stock—Common Stock—Conversion and Restrictions on Transfer.”

Upon the completion of this offering, the holders of our Class A common stock will hold approximately % of the total voting power of our outstanding common stock and approximately % of our total equity ownership (or % and %, respectively, if the underwriters’ option to purchase additional shares is exercised in full), and the holders of our Class B common stock will hold approximately % of the total voting power of our outstanding common stock and approximately % of our total equity ownership (or % and %, respectively, if the underwriters’ option to purchase additional shares is exercised in full).

Dividend policy	We anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. See “Dividend Policy.”

Listing symbol	We intend to apply to list our Class A common stock on The Nasdaq Stock Market LLC under the symbol “ROAD.”

Risk factors	You should carefully read and consider the information in “Risk Factors” on page 15 of this prospectus for a discussion of factors to carefully consider before investing in our Class A common stock.

Unless the context otherwise requires, the information in this prospectus:

●	assumes that the shares of our Class A common stock to be sold in this offering are sold at $ per share (the midpoint of the range set forth on the cover of this prospectus);

●	assumes that all shares of our Class A common stock offered hereby are sold;

●	assumes no exercise by the underwriters of their option to purchase additional shares;

●	assumes the filing and effectiveness of our amended and restated certificate of incorporation to effect the Reclassification and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

●	assumes no exercise of outstanding options; and

●	excludes shares of our Class A common stock reserved for issuance under the 2018 Equity Incentive Plan.

Summary Historical Consolidated Financial Data

The following tables present our summary historical consolidated financial data for the periods and at the dates indicated. The statement of income data and statement of cash flows data for the fiscal years ended September 30, 2016 and September 30, 2017 and the balance sheet data at September 30, 2016 and September 30, 2017 are derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The statement of income data and statement of cash flows data for the three months ended December 31, 2016 and December 31, 2017 and the balance sheet data at December 31, 2017 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to present fairly the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year and our historical unaudited results are not necessarily indicative of the results that should be expected in any future period.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	For the Three Months Ended December 31,		For the Fiscal Years Ended September 30,
	2016	2017	2016	2017
(in thousands except share and per share data)	(unaudited)	(unaudited)
Statement of Income Data:
Revenues	$122,120	$150,421	$542,347	$568,212
Cost of revenues	103,391	127,623	467,464	477,241

Gross profit	18,729	22,798	74,883	90,971
General and administrative expenses	(10,563)	(12,426)	(40,428)	(47,867)
Gain on sale of equipment, net	254	145	2,997	3,481

Operating income	8,420	10,517	37,452	46,585
Interest expense, net	(1,047)	(297)	(4,662)	(3,960)
Loss on extinguishment of debt	—	—	—	(1,638)
Other expense	(26)	(21)	(227)	(205)

Income before provision (benefit) for income taxes	7,347	10,199	32,563	40,782
Provision (benefit) for income taxes	2,786	(797)	10,541	14,742

Net income	$4,561	$10,996	$22,022	$26,040

Net income per share attributable to common stockholders:
Basic and diluted	$2.77	$6.65	$12.90	$15.79

Weighted average number of common shares outstanding:
Basic and diluted	1,646,924	1,654,426	1,706,711	1,648,821

	For the Three Months Ended December 31,		For the Fiscal Years Ended September 30,
	2016	2017	2016	2017
(in thousands except share and per share data)	(unaudited)	(unaudited)

Other Financial Data:
Adjusted EBITDA(1)	$13,698	$16,171	$58,972	$67,965
Revenues	122,120	150,421	542,347	568,212
Adjusted EBITDA Margin(1)	11.2%	10.8%	10.9%	12.0%

Statement of Cash Flows Data:
Net cash provided by operating activities	$18,767	$19,490	$51,694	$46,927
Net cash used in investing activities	$(7,278)	$(9,318)	$(19,005)	$(30,686)
Net cash used in financing activities	$(2,810)	$(7,500)	$(20,881)	$(39,779)

	September 30,		December 31,
	2016	2017	2017
(in thousands)
Balance Sheet Data:
Cash	$51,085	$27,547	$30,219
Total assets	318,282	328,550	315,925
Current and non-current portions of debt, net of deferred debt issuance costs	60,962	57,136	49,655
Total equity	156,283	152,181	163,177

(1)	Adjusted EBITDA represents net income before interest expense, net, provision (benefit) for income taxes, depreciation, depletion and amortization, equity-based compensation expense and loss on extinguishment of debt. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenues for each period. These metrics are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). These measures should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP as an indicator of our operating performance. We present Adjusted EBITDA and Adjusted EBITDA Margin because management uses these measures as key performance indicators, and we believe they are measures frequently used by securities analysts, investors and other parties to evaluate companies in our industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP.

Our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly named measures reported by other companies. Potential differences between our measure of Adjusted EBITDA compared to other similar companies’ measures of Adjusted EBITDA may include differences in capital structures, tax positions and the age and book depreciation of intangible and tangible assets.

The following table presents a reconciliation of net income, the most directly comparable measure calculated in accordance with GAAP, to Adjusted EBITDA, and the calculation of Adjusted EBITDA Margin for each of the periods presented.

	For the Three Months Ended December 31,		For the Fiscal Years Ended September 30,
	2016	2017	2016	2017
(in thousands)	(unaudited)	(unaudited)
Net income	$4,561	$10,996	$22,022	$26,040
Interest expense, net	1,047	297	4,662	3,960
Provision (benefit) for income taxes	2,786	(797)	10,541	14,742
Depreciation, depletion and amortization of long-lived assets	5,222	5,675	21,530	21,072
Equity-based compensation expense	82	—	217	513
Loss on extinguishment of debt	—	—	—	1,638

Adjusted EBITDA	$13,698	$16,171	$58,972	$67,965

Revenues	$122,120	$150,421	$542,347	$568,212
Adjusted EBITDA Margin	11.2%	10.8%	10.9%	12.0%

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully read and consider the following risks, as well as all of the other information contained in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. As a result, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently consider immaterial also may adversely affect us.

Risks Related to our Business

A significant slowdown or decline in economic conditions, particularly in the Southeastern United States, could adversely impact our results of operations.

We currently operate in Alabama, Florida, Georgia, North Carolina and South Carolina. A significant slowdown or decline in economic conditions or uncertainty regarding the economic outlook in the United States generally, or in any of these states particularly, could result in reduced demand for infrastructure projects, which could materially adversely affect our financial condition, results of operations and liquidity. Demand for infrastructure projects depends on the overall condition of the U.S. and local economies, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state and local government spending levels. In particular, low tax revenues, credit rating downgrades, budget deficits and financing constraints, including timing and amount of federal funding and competing governmental priorities, could negatively impact the ability of government agencies to fund existing or new public infrastructure projects. For example, during the most recent recession, decreases in tax revenues reduced funding for infrastructure projects. In addition, any instability in the financial and credit markets could negatively impact our customers’ ability to pay us on a timely basis, or at all, for work on projects already in progress, could cause our customers to delay or cancel construction projects in our contract backlog and/or could create difficulties for customers to obtain adequate financing to fund new construction projects, including through the issuance of municipal bonds.

Our business is dependent on federal, state and local government spending for public infrastructure construction, and reductions in government funding could adversely affect our results of operations.

During the fiscal year ended September 30, 2017, we generated approximately 70% of our construction contract revenues from publicly funded construction projects at the federal, state and local levels. As a result, if publicly funded construction decreases due to reduced federal, state or local funding or otherwise, our financial condition, results of operations and liquidity could be materially adversely affected.

In January 2011, Congress repealed a 1998 transportation law that protected annual highway funding levels from amendments that could reduce such funding. This change subjected federal highway funding to annual appropriation reviews, which has increased the uncertainty of many state DOTs regarding the availability of highway project funds. This uncertainty could cause state DOTs to be reluctant to undertake large multiyear highway projects, which could, in turn, negatively affect our results of operations.

Federal highway bills provide spending authorizations that represent maximum amounts. Each year, Congress passes an appropriation act establishing the amount that can be used for particular programs. The annual funding level is generally tied to receipts of highway user taxes placed in the Highway Trust Fund (as defined in the FAST Act). Once Congress passes the annual appropriation, the federal government distributes funds to each state based on formulas or other procedures. States generally must spend these funds on the specific programs outlined in the federal legislation. In recent years, the Highway Trust Fund has faced insolvency as outlays have outpaced revenues. Annual shortfalls have been addressed primarily by short-term measures, including the transfer of funds from the General Fund (as defined in the FAST Act) into the Highway Trust Fund. As a result, we cannot be assured of the existence, timing or amount of future federal highway funding. Any reduction in federal highway funding, particularly in the amounts allocated to Alabama, Florida, Georgia, North Carolina and South Carolina, could have a material adverse effect on our results of operations.

Each state funds its infrastructure spending from specially allocated amounts collected from various taxes, typically fuel taxes and vehicle fees, as well as from voter-approved bond programs. Shortages in state tax revenues can reduce the amount spent on state infrastructure projects. Delays in state infrastructure spending can adversely affect our business. Many states have experienced state-level funding pressures caused by lower tax revenues and an inability to finance approved projects. Prior to the FAST Act, states took on a larger role in funding sustained infrastructure investment. During the past two years, many states have again taken on a significantly larger role in funding infrastructure investment, including initiating special-purpose taxes and increased fuel taxes.

While the current administration has announced an infrastructure stimulus plan, we cannot predict the impact, if any, that it or other proposed changes in law and regulations may have on our business.

We derive a significant portion of our revenues from state DOTs. The loss of our ability to competitively bid for certain projects or successfully contract with state DOTs could have a material adverse effect on our business.

Our largest customers are state DOTs. During the fiscal year ended September 30, 2017, the Alabama DOT and the North Carolina DOT accounted for 14.9% and 13.9% of our revenues, respectively, and projects performed for various Departments of Transportation accounted for 41.9% of revenues. We believe that we will continue to rely on state DOTs for a substantial portion of our revenues for the foreseeable future. The loss of, or reduction of, our ability to competitively bid for, certain projects or successfully contract with a state DOT could have a material adverse effect on our financial condition, results of operation and liquidity. See Note 2 (Significant Accounting Policies), Concentration of Risks, to the consolidated financial statements for the fiscal year ended September 30, 2017 included elsewhere in this prospectus, for information relating to concentrations of revenues by type of customer and for a description of our largest customers.

Government contracts generally are subject to a variety of governmental regulations, requirements and statutes, the violation or alleged violation of which could have a material adverse effect on our business.

During the fiscal year ended September 30, 2017, approximately 70% of our construction contract revenues were derived from contracts funded by federal, state and local governmental agencies. Our contracts with these governmental agencies are generally subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. Further, government contracts typically provide for termination at the convenience of the customer with requirements to pay us for work performed through the date of termination. We may be subject to claims for civil or criminal fraud for actual or alleged violations of these various governmental regulations, requirements or statutes. In addition, we may also be subject to qui tam litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act, which could include claims for up to treble damages. Further, if we fail to comply with any of these various governmental regulations, requirements or statutes or if we have a substantial number of accumulated Occupational Safety and Health Administration (“OSHA”), Mine Safety and Health Administration (“MSHA”) or

other workplace safety violations, our existing government contracts could be terminated, and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Even if we have not violated these various governmental regulations, requirements or statutes, allegations of violations or defending qui tam litigation could harm our reputation and require us to incur material costs to defend any such allegations or lawsuits. Should one or more of these events occur, it could have a material adverse effect on our financial condition, results of operations, cash flow and liquidity.

If we do not comply with certain federal or state laws, we could be suspended or debarred from government contracting, which could have a material adverse effect on our business.

Various statutes to which our operations are subject, including the Davis-Bacon Act (regulating wages and benefits), the Walsh-Healy Act (prescribing a minimum wage and regulating overtime and working conditions), Executive Order 11246 (establishing equal employment opportunity and affirmative action requirements) and the Drug-Free Workplace Act, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations. In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts of a particular case and the statutory or regulatory grounds for debarment. Any suspension or debarment from government contracting could have a material adverse effect on our financial condition, results of operations or liquidity.

If we are unable to accurately estimate the overall risks, revenues or costs on our projects, we may incur contract losses or achieve lower than anticipated profits.

Pricing on a fixed unit price contract is based on approved quantities irrespective of our actual costs, and contracts with a fixed total price require that the work be performed for a single price irrespective of our actual costs. We only generate profits on fixed unit price and fixed total price contracts when our revenues exceed our actual costs, which requires us to accurately estimate our costs, to control actual costs and to avoid cost overruns. If our cost estimates are too low or if we do not perform the contract within our cost estimates, then cost overruns may cause us to incur a loss or cause the contract not to be as profitable as we expected. The costs incurred and profit realized, if any, on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

●	the failure to include materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a fixed total price contract;

●	delays caused by weather conditions or otherwise failing to meet scheduled acceptance dates;

●	contract or project modifications or conditions creating unanticipated costs that are not covered by change orders;

●	changes in the availability, proximity and costs of materials, including liquid asphalt cement, aggregates and other construction materials, as well as fuel and lubricants for our equipment;

●	to the extent not covered by contractual cost escalators, variability and inability to predict the costs of purchasing diesel, liquid asphalt and cement;

●	the availability and skill level of workers;

●	the failure by our suppliers, subcontractors, designers, engineers or customers to perform their obligations;

●	fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, customers or our own personnel;

●	mechanical problems with our machinery or equipment;

●	citations issued by a government authority, including under OSHA or MSHA;

●	difficulties in obtaining required government permits or approvals;

●	changes in applicable laws and regulations;

●	uninsured claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part; and

●	public infrastructure customers seeking to impose contractual risk-shifting provisions that result in our facing increased risks.

These factors, as well as others, may cause us to incur losses, which could have a material adverse effect on our financial condition, results of operations or liquidity.

Because our industry is capital intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume.

The property, plants and equipment needed to produce our products and provide our services can be very expensive. We must spend a substantial amount of capital to purchase and maintain such property, plants and equipment. Although we believe our current cash balance, along with our projected internal cash flows and available financing sources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property, plants and equipment necessary to operate our business, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness. In addition, due to the level of fixed and semi-fixed costs associated with our business, particularly at our HMA production facilities, volume decreases could have a material adverse effect on our financial condition, results of operations or liquidity.

The cancellation of a significant number of contracts, our disqualification from bidding for new contracts and the unpredictable timing of new contracts could have a material adverse effect on our business.

We could be prohibited from bidding on certain government contracts if we fail to maintain qualifications required by those entities. In addition, government contracts can typically be canceled at any time with our receiving payment only for the work completed. The cancellation of an unfinished contract or our disqualification from the bidding process could result in lost revenues and cause our equipment to be idled for a significant period of time until other comparable work becomes available. Additionally, the timing of project awards is unpredictable and outside of our control. Project awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes.

The success of our business depends, in part, on our ability to execute on our acquisition strategy, to successfully integrate acquired businesses and to retain key employees of acquired businesses.

Over the last 16 years, we have acquired and integrated 15 complementary businesses, which have contributed to a significant portion of our growth. We continue to evaluate strategic acquisition opportunities that have the potential to support and strengthen our business, including acquisitions in states in the Southeastern United States, as part of our ongoing growth strategy. We expect to evaluate, negotiate and enter into possible acquisition transactions on an ongoing basis in the future. We expect to regularly make non-binding acquisition proposals, and we may enter into non-binding, confidential letters of intent from time to time in the future. We cannot predict the timing or size of any future acquisitions. To successfully acquire a significant target, we may need to raise additional equity and/or indebtedness, which could increase our leverage level. There can be no assurance that we will enter into definitive agreements with respect to any contemplated transaction or that any contemplated transaction will be completed. The investigation of acquisition candidates and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we fail to complete any acquisition for any reason, including events beyond our control, the costs incurred up to that point for the proposed acquisition likely would not be recoverable.

Acquisitions typically require integration of the acquired company’s estimation, project management, finance, information technology, risk management, purchasing and fleet management functions. We may be unable to successfully integrate an acquired business into our existing business, and an acquired business may not be as profitable as we had expected or at all. Our inability to successfully integrate new businesses in a timely and orderly manner could increase costs, reduce profits or generate losses. Factors affecting the successful integration of an acquired business include, but are not limited to, the following:

●	we may become liable for certain liabilities of an acquired business, whether or not known to us, which could include, among others, tax liabilities, product liabilities, environmental liabilities and liabilities for employment practices, and these liabilities could be significant;

●	we may not be able to retain local managers and key employees who are important to the operations of an acquired business;

●	substantial attention from our senior management and the management of an acquired business may be required, which could decrease the time that they have to service and attract customers;

●	we may not effectively utilize new equipment that we acquire through acquisitions;

●	the complete integration of an acquired company depends, to a certain extent, on the full implementation of our financial and management information systems, business practices and policies; and

●	we may actively pursue a number of opportunities simultaneously and we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

Acquisitions involve risks that the acquired business will not perform as expected and that business judgments concerning the value, strengths and weaknesses of the acquired business will prove incorrect. In addition, potential acquisition targets may be in states in which we do not currently operate, which could result in unforeseen operating difficulties and difficulties in coordinating geographically dispersed operations, personnel and facilities. In addition, if we enter into new geographic markets, we may be subject to additional and unfamiliar legal and regulatory requirements.

We cannot guarantee that we will achieve synergies and cost savings in connection with future acquisitions. Many of the businesses that we have acquired and may acquire in the future have unaudited financial statements that have been prepared by management and have not been independently reviewed or audited. We cannot guarantee that such financial statements would not be materially different if such statements were independently reviewed or audited. We cannot guarantee that we will continue to acquire businesses at valuations consistent with our prior acquisitions or that we will complete future acquisitions at all. We cannot guarantee that there will be attractive acquisition opportunities at reasonable prices, that financing will be available or that we can successfully integrate acquired businesses into our existing operations. In addition, our results of operations from these acquisitions could, in the future, result in impairment charges for any of our intangible assets, including goodwill or other long-lived assets, particularly if economic conditions worsen unexpectedly. Our inability to effectively manage the integration of our completed and future acquisitions could prevent us from realizing expected rates of return on an acquired business and could have a material and adverse effect on our financial condition, results of operations or liquidity.

We may lose business to competitors that underbid us, and we may be unable to compete favorably in our highly competitive industry.

Most of our project awards are determined through a competitive bidding process in which price is the determining factor. Because of the high cost of transporting HMA, our ability to win a project award is often influenced by the distance between a work site and our HMA plants. We compete against multiple competitors in all of the markets in which we operate, most of which are local or regional operators. Some of our competitors are larger than we are, are vertically integrated and/or have similar or greater financial resources than we do. As a result, our competitors may be able to bid at lower prices than we can due to the location of their plants or as a result of their size or vertical-integration advantages. Government funding for public infrastructure projects is limited, thus contributing to competition for the limited number of public projects available. An increase in competition may result in a decrease in new project awards to us at acceptable profit margins. In addition, in the event of a downturn in private residential and commercial construction, the competition for available public infrastructure projects could intensify, which could materially and adversely impact our financial condition, results of operations or liquidity.

We may be unable to obtain or maintain sufficient bonding capacity, which could materially adversely affect our business.

A significant number of our contracts require performance and payment bonds. Our ability to obtain performance and payment bonds primarily depends upon our capitalization, working capital, past performance, management expertise, reputation and certain external factors, including the overall capacity of the surety market. If we are unable to renew or obtain a sufficient level of bonding capacity in the future, we may be precluded from being able to bid for certain projects or successfully contract with certain customers. In addition, even if we are able to successfully renew or obtain performance or payment bonds, we may be required to post letters of credit in connection with such bonds, which could negatively affect our liquidity and results of operations.

It is standard for sureties to issue or continue bonds on a project-by-project basis, and they can decline to do so at any time or require the posting of additional collateral as a condition thereto. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to or costly to obtain in the future. If we were to experience an interruption or reduction in the availability of our bonding capacity as a result of these or any other reasons, or if bonding costs were to increase, we may be unable to compete for certain projects that require bonding, which would materially and adversely affect our financial condition, results of operations or liquidity.

Our business is seasonal and subject to adverse weather conditions, which can adversely impact our business.

Our construction operations occur outdoors. As a result, seasonal changes and adverse weather conditions can adversely affect our business operations through a decline in both the use and production of HMA, a decline in the demand for our construction services and alterations and delays in our construction schedules. Adverse weather conditions such as extended rainy and cold weather in the spring and fall can reduce demand for our products and reduce sales or render our contracting operations less efficient resulting in under-utilization of crews and equipment and lower contract profitability. Major weather events such as hurricanes, tornadoes, tropical storms and heavy snows could also adversely affect our revenues and profitability.

Construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the third and fourth quarters of our fiscal year typically results in higher activity and revenues during those quarters. Our first and second fiscal quarters typically have lower levels of activity due to weather conditions. Our third fiscal quarter varies greatly with spring rains and wide temperature variations. A cool wet spring increases drying time on projects, which can delay sales in our third fiscal quarter, while a warm dry spring may enable earlier project startup.

We are dependent on information technology and our systems and infrastructure face certain risks, including cyber security risks and data leakage risks.

We are dependent on information technology systems and infrastructure that could be damaged or interrupted by a variety of factors. Any significant breach, breakdown, destruction or interruption of these systems by employees, others with authorized access to our systems or unauthorized persons has the potential to negatively affect our operations. There is also a risk that we could experience a business interruption, theft of information or reputational damage as a result of a cyberattack, such as the infiltration of a data center, or data leakage of confidential information either internally or at our third-party providers. Although we have invested in the protection of our data and information technology to reduce these risks and periodically test the security of our information systems network, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could have a material adverse effect on our financial condition, results of operations and liquidity.

Design-build contracts subject us to the risk of design errors and omissions.

Design-build contracts are used as a method of project delivery that provides the owner with a single point of responsibility for both design and construction. We generally subcontract design responsibility to architectural and engineering firms. However, in the event of a design error or omission that causes damages, there is a risk that the subcontractor and/or its errors and omissions insurance would not be able to absorb the full amount of the liability incurred. In this case, we may be responsible for the liability, resulting in a potentially material adverse effect on our financial position, results of operations, cash flows and liquidity.

Our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry.

The success of our business depends upon our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel. Additionally, the successful operation of our business depends upon engineers, project management personnel, other employees and qualified subcontractors who possess the necessary and required experience and expertise and who will perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense, and it may be difficult to attract and retain qualified individuals with the requisite expertise and in the timeframe demanded by our clients. In certain geographic areas, for example, we may not be able to satisfy the demand for our services because of our inability to successfully hire, train and retain qualified personnel. Also, it could be difficult to replace personnel who hold government granted eligibility that may be required to obtain certain government projects and/or who have significant government contract experience.

As some of our executives and other key personnel approach retirement age, we must provide for smooth transitions, which may require that we devote time and resources to identify and integrate new personnel into vacant leadership roles and other key positions. If we are unable to attract and retain a sufficient number of skilled personnel or effectively implement appropriate succession plans, our ability to pursue projects and our strategic plan may be adversely affected, the costs of executing both our existing and future projects may increase and our financial performance may decline.

In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties in matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff or redundancy of facilities that could have a material adverse impact on our business, financial conditions and results of operations.

We depend on third parties for equipment and supplies essential to operate our business.

We rely on third parties to sell or lease properties, plants and equipment to us and to provide us with supplies, including liquid asphalt cement, aggregates and other construction materials (such as stone, gravel and sand), necessary for our operations. We cannot assure you that our favorable working relationships with our suppliers will continue in the future. In addition, there have historically been periods of supply shortages in our industry.

The inability to purchase or lease the properties, plants or equipment that are necessary for our operations could severely impact our business. If we lose our supply contracts and receive insufficient supplies from third parties to meet our customers’ needs, or if our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations, liquidity and cash flows could be materially and adversely affected.

We consume natural gas, electricity, diesel fuel, liquid asphalt and other petroleum-based resources that are subject to potential reliability issues, supply constraints and significant price fluctuations, which could have a material adverse effect on our financial condition, results of operations and liquidity.

In our production and distribution processes, we consume significant amounts of natural gas, electricity, diesel fuel, liquid asphalt and other petroleum-based resources. The availability and pricing of these resources are subject to market forces that are beyond our control, such as unavailability due to refinery turnarounds, higher prices charged for petroleum-based products, and other factors. Furthermore, we are vulnerable to any reliability issues experienced by our suppliers, which also are beyond our control. Our suppliers contract separately for the purchase of such resources, and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability. Additionally, increases in the costs of fuel and other petroleum-based products utilized in our operations, particularly increases following a bid based on lower costs for such products, could result in a lower profit, or a loss, on a contract. Variability in the supply and prices of these resources could have a material adverse effect on our financial condition, results of operations and liquidity.

Our contract backlog is subject to reductions in scope and cancellations and therefore could be an unreliable indicator of our future earnings.

At December 31, 2017, our contract backlog was $550.9 million compared to $369.8 million at December 31, 2016 and $549.9 million at September 30, 2017. Our contract backlog generally consists of construction projects for which we either have an executed contract or commitment with a client or where we are the current low bid. Contract backlog does not include external sales of HMA and aggregates. Moreover, our contract backlog reflects our expected revenues from the contract, commitment or bid, which is often subject to revision over time. We cannot guarantee that the revenues projected in our contract backlog will be realized or, if realized, will be profitable. Projects reflected in our contract backlog may be affected by project cancellations, scope adjustments, time extensions or other changes. Such changes may adversely affect the revenues and profit we ultimately realize on these projects.

Failure of our subcontractors to perform as expected could have a negative impact on our results.

As described in “Business—Types of Contracts and Contract Management,” we rely on third-party subcontractors to perform some of the work on many of our contracts, but we are ultimately responsible for the successful completion of their work. Although we seek to require bonding or other forms of guarantees from all of our subcontractors, we are not always able to obtain such bonds or guarantees. In situations where we are unable to obtain a bond or guarantee, we may be responsible for the failures on the part of our subcontractors to perform as anticipated, resulting in a potentially adverse impact on our cash flows and liquidity. In addition, if the total costs of a project exceed our original estimates, we could experience reduced profits or a loss for that project, which could have an adverse impact on our financial position, results of operations, cash flows and liquidity.

The construction services industry is highly schedule driven, and our failure to meet the schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability.

In some instances, including in the case of many of our fixed unit price contracts, we guarantee that we will complete a project by a certain date. Any failure to meet contractual schedule or completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages, liability for our customer’s actual costs arising out of our delay, reduced profits or a loss on that project, damage to our reputation and a material adverse impact to our financial position, results of operations, cash flows and liquidity.

Increasing restrictions on securing aggregate reserves could have a negative impact on our future results of operations.

Increasingly strict regulations and the limited nature of property containing useful aggregate reserves have made it increasingly challenging and costly to obtain aggregate reserves. Although we have been able to obtain adequate reserves to support our business in the past, our financial position, results of operations, cash flows and liquidity may be adversely affected by increasingly strict regulations.

Force majeure events, such as natural disasters and terrorists’ actions, and unexpected equipment failures could negatively impact our business, which may affect our financial condition, results of operations or cash flows.

Force majeure events, such as terrorist attacks or natural disasters, have impacted, and could continue to negatively impact, the U.S. economy and the markets in which we operate. As an example, from time to time we face unexpected severe weather conditions, evacuation of personnel and curtailment of services, increased labor and material costs or shortages, inability to deliver materials, equipment and personnel to work sites in accordance with contract schedules and loss of productivity. We seek to include language in our private client contracts that grants us certain relief from force majeure events, and we regularly review and attempt to mitigate force majeure events in both public and private client contracts. However, the extra costs incurred as a result of these events may not be reimbursed by our clients, and we remain obligated to perform our services after most extraordinary events subject to relief that may be available pursuant to a force majeure clause.

Additionally, our manufacturing processes are dependent upon critical pieces of equipment, such as our HMA plants. This equipment, on occasion, may be out of service as a result of unanticipated failures or damage during accidents. Any significant interruption in production capability may require us to make significant capital expenditures to remedy problems or damage as well as cause us to lose revenues due to lost production time.

These force majeure events may affect our operations or those of our customers or suppliers and could impact our revenues, our production capability and our ability to complete contracts in a timely manner.

Inability to obtain or maintain adequate insurance coverage could adversely affect our results of operations.

As part of our overall risk management strategy and pursuant to requirements to maintain specific coverage that are contained in our financing agreements and in a majority of our contracts, we have obtained and maintain insurance coverage.

Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future. For example, catastrophic events can result in decreased coverage limits, more limited coverage, and increased premium costs or deductibles. If we are unable to obtain adequate insurance coverage, we may not be able to procure certain contracts, which could materially adversely affect our financial position, results of operations, cash flows or liquidity.

We could incur material costs and losses as a result of claims that our products do not meet regulatory requirements or contractual specifications.

We provide our customers with products designed to comply with building codes or other regulatory requirements as well as any applicable contractual specifications, including, but not limited to durability, compressive strength and weight-bearing capacity. If our products do not satisfy these requirements and specifications, material claims may arise against us and our reputation could be damaged and, if any such claims are for an uninsured, non-indemnified or product-related claim, resolution of such claim against us could have a material adverse effect on our financial condition, results of operations or liquidity.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

As described in “Business—Environmental Regulations,” our operations are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations, including: the acquisition of a permit or other approval before conducting regulated activities; the restriction of the types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Numerous government authorities, such as the U.S. Environmental Protection Agency (the “EPA”) and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) or joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or third-party facilities that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended, including for mining purposes.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to our industry could continue, resulting in increased costs of doing business and consequently affecting profitability.

The risks associated with climate change, as well as climate change legislation and regulations, could adversely affect our operations and financial condition.

The physical risks of climate change, such as more frequent or more extreme weather events, changes in temperature and precipitation patterns, changes to ground and surface water availability and other related phenomena, could affect some, or all, of our operations. Severe weather or other natural disasters could be destructive, which could result in increased costs, including supply chain costs.

In addition, a number of government bodies have finalized, proposed or are contemplating legislative and regulatory changes in response to growing concerns about climate change. In recent years, federal, state and local governments have taken steps to reduce emissions of greenhouse gases (“GHGs”). The EPA has finalized a series of GHG monitoring, reporting and emissions control rules for certain large sources of GHGs, and the U.S. Congress has, from time to time, considered adopting legislation to reduce GHG emissions. Nearly half of the states have already taken measures to reduce GHG emissions, primarily through the development of GHG emission inventories and/or regional GHG cap-and-trade programs. While the Trump Administration has announced that the United States will withdraw from international commitments to reduce GHG emissions, it is not clear how this goal will be accomplished, and many state and local officials have announced their commitment to upholding such commitments.

Although it is not possible at this time to predict how future legislation or regulations to address GHG emissions would impact our business, any such laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations, could require us to incur costs to reduce GHG emissions associated with our operations. Because we emit GHGs through the manufacture of HMA products and through the combustion of fossil fuels as part of our mining and road construction services, such laws and regulations could have a material adverse effect on our operating results and financial condition.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations.

Construction Partners Holdings, Inc. (“Construction Partners Holdings”), our wholly owned subsidiary, has a credit agreement with Compass Bank, as Agent, Sole Lead Arranger and Sole Bookrunner (as amended, the “Compass Credit Agreement”). The Compass Credit Agreement provides for a $50.0 million term loan (the “Term Loan”) and a $30.0 million revolving credit facility (the “Revolving Credit Facility”). We guarantee the obligations under the Term Loan and the Revolving Credit Facility. A significant portion of our cash flow will be required to pay interest and principal on our outstanding indebtedness, and we may be unable to generate sufficient cash flow from operations, or have future borrowings available, to enable us to repay our indebtedness or to fund other liquidity needs. This level of indebtedness could have important consequences, including the following:

●	we may be required to use a significant percentage of our cash flow from operations for debt service and the repayment of our indebtedness, and any such cash flow would not be available for other purposes;

●	our ability to borrow money or issue equity to fund our working capital, capital expenditures, acquisitions and debt service requirements may be limited;

●	our interest expense could increase if interest rates in general increase because a portion of our indebtedness bears interest at floating rates;

●	our flexibility in planning for or reacting to changes in our business and future business opportunities may be limited;

●	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

●	we may be more vulnerable to a downturn in our business or the economy; and

●	our ability to exploit business opportunities may be limited.

Despite our substantial indebtedness, we and our subsidiaries may still be able to incur additional debt. This could reduce our ability to satisfy our current obligations and further exacerbate the risks to our financial condition described above.

At December 31, 2017, we had $45.0 million outstanding under the Term Loan and $5.0 million outstanding under the Revolving Credit Facility. In addition, we and our subsidiaries may be able to incur significant additional indebtedness in the future, and we may do so, among other reasons, to fund acquisitions as part of our growth strategy. Although the Compass Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in compliance with these restrictions.

The Compass Credit Agreement restricts our ability and the ability of our subsidiaries to engage in some business and financial transactions.

The Compass Credit Agreement contains a number of covenants that limit our ability and the ability of our subsidiaries to:

●	incur additional indebtedness or guarantees;

●	create liens on assets;

●	change our or their fiscal year;

●	enter into sale and leaseback transactions;

●	enter into certain restrictive agreements;

●	engage in mergers or consolidations;

●	participate in partnerships and joint ventures;

●	sell assets;

●	incur additional liens;

●	pay dividends or distributions and make other restricted payments;

●	make investments, loans or advances;

●	repay or amend terms of subordinated indebtedness;

●	make certain acquisitions;

●	enter into certain operating leases;

●	enter into certain hedge transactions;

●	amend material contracts; and

●	engage in certain transactions with affiliates.

The Compass Credit Agreement also requires us to maintain a fixed charge coverage ratio and a consolidated leverage ratio, and contains certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs, the lenders under the Compass Credit Agreement will be entitled to take various actions, including the acceleration of amounts due thereunder and all actions permitted to be taken by a secured creditor. Our failure to comply with our obligations under the Compass Credit Agreement may result in an event of default under the Compass Credit Agreement. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for the funding of our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity under our Revolving Credit Facility, are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results, and those factors may affect our efforts to arrange additional financing on terms that are acceptable to us. Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon our Revolving Credit Facility may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

We may be unable to identify and contract with qualified Disadvantaged Business Enterprise contractors to perform as subcontractors.

Some of our contracts with governmental agencies contain minimum Disadvantaged Business Enterprise (“DBE”) participation clauses, which require us to maintain a requisite level of DBE participation. If we fail to obtain or maintain such requisite level of DBE participation, we could be held responsible for breach of contract. Such breach may result in the placement of restrictions on our ability to bid on future projects as well as monetary damages. To the extent we are responsible for monetary damages, the total costs of the project could exceed our original estimates, we could experience reduced profits or a loss for that project and there could be a material adverse impact to our financial position, results of operations, cash flows or liquidity.

Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation.

Because our employees and others are often in close proximity with mechanized equipment, moving vehicles, chemical substances and dangerous manufacturing processes, our construction and maintenance sites are potentially dangerous workplaces. Therefore, safety is a primary focus of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also can increase employee turnover, which increases project costs and therefore our overall operating costs. If we fail to implement safety procedures or implement ineffective safety procedures, our employees could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

In connection with acquisitions, we have recorded goodwill and other intangible assets that could become impaired and adversely affect our operating results. Assessing whether impairment has occurred requires us to make significant judgments and assumptions about the future, which are inherently subject to risks and uncertainties, and if actual events turn out to be materially less favorable than the judgments we make and the assumptions we use, we may be required to record impairment charges in the future.

At September 30, 2017 and December 31, 2017, we had $30.6 million of goodwill recorded on our Consolidated Balance Sheets. We assess goodwill for impairment annually or more often if required. Our assessments involve a number of estimates and assumptions that are inherently subjective, require significant judgment regarding highly uncertain matters that are subject to change. The use of different assumptions or estimates could materially affect the determination as to whether or not an impairment has occurred. In addition, if future events are less favorable than what we assumed or estimated in our impairment analysis, we may be required to record an impairment charge, which could have a material impact on our consolidated financial statements.

Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates by our management. Our actual results could differ from the estimates and assumptions used to prepare our financial statements.

The accounting standards we use in preparing our financial statements are often complex and require that we make significant estimates and assumptions in interpreting and applying those standards. These estimates and assumptions affect the reported values of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. We make critical estimates and assumptions involving accounting matters, including our revenue recognition, contracts receivable including retainage, valuation of long-lived assets and goodwill, income taxes, accrued insurance costs and share based payments and other equity transactions. These estimates and assumptions involve matters that are inherently uncertain and require our subjective and complex judgments. If we used different estimates and assumptions or used different ways to determine these estimates, our financial results could differ.

Our actual business and financial results could differ from our estimates of such results, which could have a material negative impact on our financial condition and reported results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

The percentage-of-completion method of accounting for contract revenues involves significant estimates that may result in material adjustments, which could result in a charge against our earnings.

We recognize contract revenues using the percentage-of-completion accounting method. Under this method, revenues are recognized as costs are incurred in an amount equal to cost plus the related expected profit based on the ratio of costs incurred to estimated final costs. Contract costs consist of direct costs on contracts, including labor, materials, amounts payable to subcontractors and those indirect costs related to contract performance, such as equipment costs, insurance and employee benefits. Contract cost is recorded as incurred, and revisions in contract revenues and cost estimates are reflected in the accounting period when known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those changes arising from contract change orders, penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Estimated contract losses are recognized in full when determined. Total contract revenues and cost estimates are reviewed and revised at a minimum on a quarterly basis as the work progresses and as change orders are approved. Adjustments based upon the percentage-of-completion are reflected in contract revenues in the period when these estimates are revised. To the extent that these adjustments result in an increase or a reduction in or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, as applicable. Such credits or charges could be material and could cause our results to fluctuate materially from period to period.

Accounting for our contract related revenues and costs, as well as other expenses, requires management to make a variety of significant estimates and assumptions. Although we believe we have the experience and processes to enable us to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates may change significantly in the future and could result in the reversal of previously recognized revenues and profit. Such changes could have a material adverse effect on our financial position and results of operations.

Recently enacted U.S. tax legislation may adversely affect our business, results of operations, financial condition and cash flow.

On December 22, 2017, the President of the United States signed into law Public Law No. 115-97, commonly referred to as the Tax Cuts and Jobs Act, following its passage by the United States Congress. The Tax Cuts and Jobs Act will make significant changes to U.S. federal income tax laws, including changing the corporate tax rate to a flat 21% rate, introducing a capital investment deduction in certain circumstances, placing certain limitations on the interest deduction, modifying the rules regarding the usability of certain net operating losses, and making extensive changes to the U.S. international tax system. We are currently in the process of analyzing the effects of this new legislation on our business, results of operations, financial condition and cash flow. The impact of these new rules is uncertain and could be adverse.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The dual class structure of our common stock will have the effect of concentrating voting control with SunTx and its affiliates, which will limit or preclude your ability to influence corporate matters.

Our Class B common stock has              votes per share, and our Class A common stock, which is being sold in this offering, has one vote per share. Holders of our Class B common stock, including SunTx, its affiliates and

certain other stockholders, will together hold approximately     % of the voting power of our outstanding common stock following the completion of this offering. Because of the      -to-one voting ratio between our Class B common stock and our Class A common stock, the holders of our Class B common stock will collectively continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers of shares of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers to permitted transferees. See “Description of Our Capital Stock—Common Stock—Conversion and Restrictions on Transfer.” The conversion of shares of our Class B common stock into our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of shares of our Class B common stock who retain their shares in the long-term. See “Description of Our Capital Stock—Common Stock—Voting Rights.”

We will incur increased costs as a result of being a public company, which may significantly affect our financial condition.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Act of 2010 and rules implemented by the Securities and Exchange Commission (the “SEC”). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company” (as defined in the JOBS Act). For example, as a result of becoming a publicly traded company, we are required to adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We estimate that we will incur approximately $2.5 million of incremental costs per year associated with being a publicly traded company. However, it is possible that our actual incremental costs of being a publicly traded company will be higher than we currently estimate. After we are no longer an emerging growth company, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not emerging growth companies, including Section 404 of the Sarbanes-Oxley Act.

For so long as we are an “emerging growth company” we will not be required to comply with certain disclosure requirements that are applicable to other public companies, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company” (as defined in the JOBS Act), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-

Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our Class A common stock price may be more volatile.

We will remain an emerging growth company until the earliest to occur of the last day of the fiscal year during which our total revenues equals or exceeds $1.07 billion, the last day of the fiscal year following the fifth anniversary of this offering, the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities and the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We will be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with such requirements or if the costs related to compliance are significant, our profitability, stock price, results of operations and financial condition could be materially adversely affected.

We will be required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act, which requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting beginning with the fiscal year ended September 30, 2019. This section also requires that our independent registered public accounting firm opine on those internal controls upon becoming an accelerated filer, as defined in the SEC rules, or otherwise ceasing to qualify for an exemption from the requirement to provide auditors’ attestation on internal controls afforded to emerging growth companies under the JOBS Act.

We believe that the out-of-pocket costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance exceed our current expectations and our results of operations could be adversely affected.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act or that we or our auditors will not identify further material weaknesses in internal control over financial reporting. If we fail to comply with such requirements, or if at any time after becoming a public company, we or our auditors identify and report any material weaknesses, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Class A common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing, subject us to investigations by the SEC or other regulatory authorities and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

We have identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, investors could lose confidence in our financial statements and our Company, which could have a material adverse effect on our business and our stock price.

In the course of preparing the financial statements that are included in this prospectus, our management has determined that we have material weaknesses in our internal control over financial reporting, which relate to the design and operation of our information technology general controls and overall closing and financial reporting processes, including our accounting for significant and unusual transactions. We have concluded that these material weaknesses in our internal control over financial reporting are due to the fact that, prior to this offering, we were a private company with limited resources and did not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee our business processes and controls surrounding information technology general controls, our closing and financial reporting processes and to address the accounting and financial reporting requirements related to significant and unusual transactions.

In order to remediate these material weaknesses, we are taking the following actions: (i) we are actively seeking additional accounting and finance staff members and a senior accounting officer with public company reporting experience, to augment our current staff and to improve the effectiveness of our closing and financial reporting processes; and (ii) we have engaged a third-party to assist us with formalizing our business processes, accounting policies and internal controls documentation and related internal controls and strengthening supervisory reviews by our management.

If we fail to fully remediate these material weaknesses or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause the trading price of our Class A common stock to decline. Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting and, under the JOBS Act, will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.

There has been no public market for our Class A common stock and, if the price of our Class A common stock fluctuates significantly, your investment could lose value.

Prior to this offering, there has been no public market for our Class A common stock. Although we intend to apply for listing of our Class A common stock on The Nasdaq Stock Market LLC, we cannot guarantee that an active public market will develop for our Class A common stock or that our Class A common stock will trade in the public market subsequent to this offering at or above the initial public offering price. If an active public market for our Class A common stock does not develop, the trading price and liquidity of our Class A common stock will be materially and adversely affected. If there is a thin trading market or “float” for our Class A common stock, the market price for our Class A common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our Class A common stock is less liquid than the securities of companies with broader public ownership and, as a result, the trading prices of our Class A common stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in our Company. The initial offering price, which will be negotiated between us and the underwriters, may not be indicative of the trading price for our Class A common stock after this offering. In addition, the stock market is subject to significant price and volume fluctuations, and the price of our Class A common stock could fluctuate widely in response to several factors, including:

●	our quarterly or annual operating results;

●	investment recommendations by securities analysts following our business or our industry;

●	additions or departures of key personnel;

●	changes in the business, earnings estimates or market perceptions of our competitors;

●	our failure to achieve operating results consistent with securities analysts’ projections;

●	changes in industry, general market or economic conditions; and

●	announcements of legislative or regulatory change.

The stock market has experienced significant price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with our Company and these fluctuations could materially reduce the price for our Class A common stock.

Certain of our directors and senior management have limited experience managing public companies, which could adversely affect our financial position.

Certain members of our senior management and certain of our directors have not previously managed a publicly traded company and may be unsuccessful in doing so. The demands of managing a publicly traded company are significant, and some members of our senior management and some of our directors may not be able to meet these increased demands. Failure to effectively manage our business could adversely affect our overall financial position.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our Class A common stock to decline.

After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the completion of this offering, we will have outstanding a total of              shares of our Class A common stock and              shares of our Class B common stock that are convertible by the holders thereof at any time into an equal number of shares of our Class A common stock. Of the outstanding shares, the              shares sold in this offering (or              shares if the underwriters’ option to purchase additional shares is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates (including affiliates of SunTx) may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining              shares of our Class B common stock, representing     % of our total outstanding shares of our common stock following the completion of this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the completion of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144. See “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers, the selling stockholders and substantially all holders of our common stock prior to this offering have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of such common stock during the period from the date hereof continuing through date that is 180 days after the date hereof, except with the prior written consent of the representatives of the underwriters. See “Underwriting.”

Upon the expiration of the lock-up agreements described above,              shares of our common stock will be eligible for resale, of which              would be subject to volume, manner of sale and other limitations under Rule 144. In addition, pursuant to a registration rights agreement, SunTx and certain other stockholders have the right, subject to certain conditions, to require us to register the sale of their shares of common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of our Class A common stock to decline. Following completion of this offering, the shares covered by registration rights would represent approximately     % of our total common stock outstanding (or     %, if the underwriters’ option to purchase additional shares is exercised in full). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of the shares of our Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A common stock or other securities.

In the future, we may also issue our securities in connection with offerings or acquisitions. The number of shares of our Class A common stock issued in connection with offerings or acquisitions could constitute a material portion of the then-outstanding shares of our Class A common stock. Any issuance of additional securities in connection with offerings or acquisitions would result in additional dilution to you.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, our directors and executive officers, the selling stockholders and substantially all holders of our common stock have entered into lock-up agreements with respect to our and their respective shares of common stock. As restrictions on resale end, the market price of our Class A common stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. The underwriters, at any time and without notice, may release all or any portion of the shares of common stock subject to the foregoing lock-up agreements entered into in connection with this offering. If the restrictions under the lock-up agreements are waived,              shares of common stock will be available for sale into the market, which could reduce the market value for our Class A common stock.

Affiliates of SunTx control us, and their interests may conflict with ours or yours in the future.

Immediately following the completion of this offering, affiliates of SunTx will beneficially own     % of our Class B common stock, representing     % of the combined voting power of our common stock. Each share of our Class B common stock will have              votes per share, and our Class A common stock, which is the stock being sold in this offering, will have one vote per share. As a result, affiliates of SunTx will have the ability to elect all of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our Class A common stock or other securities, the payment of dividends, if any, on our Class A common stock, the incurrence of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of our Class A common stock as part of a sale of our Company and ultimately might affect the market price of our Class A common stock. In addition we have engaged, and expect to continue to engage, in related party transactions involving SunTx and certain companies they control. As a result, the interests of affiliates of SunTx may not in all cases be aligned with your interests. See “Certain Relationships and Related Party Transactions.”

In addition, SunTx may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, SunTx could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. SunTx is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation will provide that none of SunTx, any of its affiliates or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. SunTx also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

So long as SunTx and its affiliates continue to beneficially own a sufficient number of shares of our Class A common stock and our Class B common stock, even if they own significantly less than 50% of the shares of our outstanding Class A common stock, they will continue to be able to effectively control our decisions. For example, if our Class B common stock amounted to 15% of our outstanding common stock, holders of our Class B common stock (including SunTx and its affiliates) would collectively control approximately     % of the voting power of our common stock. Shares of our Class B common stock may be transferred to an unrelated third party if a majority of the shares of our Class B common stock held by SunTx and its affiliates have consented to such transfer in writing in advance.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, the price of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. Moreover, if one or more of the analysts who cover our Company downgrades our Class A common stock or if our operating results do not meet their expectations, the price of our Class A common stock could decline.

Purchasers in this offering will experience immediate dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, you will experience immediate and substantial dilution of approximately $        per share of our Class A common stock, representing the difference between our net tangible book value per share of our common stock at September 30, 2017, after giving effect to this offering, and an assumed initial public offering price of $              (the midpoint of the range set forth on the cover of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of our Class A common stock (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) our net tangible book value per share of our Class A common stock after giving effect to this offering by $        million, and increase (decrease) the dilution to new investors by $        , assuming the number of shares of our Class A common stock offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offered expenses payable by us. See “Dilution.”

We may issue preferred stock with terms that could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law make it more difficult to effect a change in control of our Company, which could adversely affect the price of our Class A common stock.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware corporate law could delay or prevent a change in control of our Company, even if that change would be beneficial to our stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make acquiring control of our Company difficult, including:

●	a dual class common stock structure, which currently provides SunTx and its affiliates and the other holders of our Class B common stock with the ability to control the outcome of matters requiring stockholder approval, so long as they continue to beneficially own a sufficient number of shares of our Class B common stock, even if they own significantly less than 50% of the shares of our outstanding common stock;

●	a classified board of directors with three year staggered terms;

●	provisions regulating the ability of our stockholders to nominate directors for election or to bring matters for action at annual meetings of our stockholders;

●	limitations on the ability of our stockholders to call a special meeting and act by written consent;

●	the ability of our board of directors to adopt, amend or repeal bylaws, and the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained for stockholders to amend our amended and restated bylaws;

●	the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained to remove directors;

●	the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained to amend our amended and restated certificate of incorporation; and

●	the authorization given to our board of directors to issue and set the terms of preferred stock without the approval of our stockholders.

These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, which may limit the price that investors are willing to pay in the future for shares of our Class A common stock.

Our amended and restated certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, a state court located within the State of Delaware is the sole and exclusive forum for:

●	any derivative action or proceeding brought on our behalf;

●	any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

●	any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”); or

●	any action asserting a claim against us that is governed by the internal affairs doctrine.

In addition, our amended and restated certificate of incorporation provides that if any action specified above (each is referred to herein as a covered proceeding), is filed in a court other than a court located within the State of Delaware (each is referred to herein as a foreign action), the claiming party will be deemed to have consented to (i) the personal jurisdiction of state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the exclusive forum provision described above and (ii) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party’s counsel in the foreign action as agent for such claiming party.

These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the covered proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Since we will be a “controlled company” for purposes of the corporate governance requirements of the rules of The Nasdaq Stock Market LLC and the rules of the SEC, our stockholders will not have, and may never have, the protections that these corporate governance requirements are intended to provide.

After completion of this offering, SunTx and its affiliates will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the rules of The Nasdaq Stock Market LLC and the SEC. As a result, we will not be required to comply with the provisions requiring that a majority of our directors be independent, the compensation of our executives be determined by independent directors or nominees for election to our board of directors be selected by independent directors. Because we intend to take advantage of some or all of these exemptions, our stockholders may not have the protections that these rules are intended to provide. Our status as a controlled company could cause our Class A common stock to look less attractive to certain investors or otherwise reduce the trading price of our Class A common stock.

We do not intend to pay cash dividends on our Class A common stock in the foreseeable future, and therefore only appreciation, if any, of the price of our Class A common stock will provide a return to our stockholders.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors deemed relevant by our board of directors. In addition, the terms of the Compass Credit Agreement restricts our ability to pay cash dividends. As a result, only appreciation of the price of our Class A common stock, which may not occur, will provide a return to our stockholders.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and approximately $        million of estimated offering expenses payable by us, will be $        million, assuming an initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus). We will not receive any proceeds from the sale of shares by the selling stockholders. We intend to use these net proceeds to provide growth capital, to fund acquisitions and for general corporate purposes, which may include the repayment of debt from time to time.

As discussed in the section titled “Summary—Recent Developments,” we have entered into a non-binding letter of intent to acquire the ongoing operations of a civil infrastructure company in the Southeastern United States. If we complete this transaction according to the terms contained in the letter of intent, we would use approximately $30.0 million of the net proceeds of this offering and additional borrowings under the Term Loan as consideration for the acquisition.

At December 31, 2017, we had total borrowings of $45.0 million outstanding under the Term Loan and $5.0 million outstanding under the Revolving Credit Facility with an interest rate of 3.569% on outstanding borrowings.

A $1.00 increase or decrease in the assumed initial public offering price per share of our Class A common stock would cause our net proceeds from this offering to increase or decrease by approximately $        million, assuming the number of shares of our Class A common stock offered by us remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

DIVIDEND POLICY

On December 21, 2016, our board of directors declared a cash dividend of approximately $31.3 million, or $19.00 per share of our common stock, to the holders of shares of record at December 15, 2016. The cash dividend was paid on January 10, 2017.

We intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. In addition, the terms of the Compass Credit Agreement restrict our ability to pay cash dividends to the holders of our common stock unless, after giving effect to such dividend, we would be in compliance with the financial covenants and, at the time any such dividend is made, no default or event of default exists or would result from the payment of such dividend.

CAPITALIZATION

The following table sets forth our cash and capitalization at December 31, 2017:

●	on an actual basis;

●	on a pro forma basis, to reflect the Reclassification, including: (i) the filing and effectiveness of our amended and restated certificate of incorporation; (ii) the classification of all shares of our common stock into shares of our Class B common stock; and (iii) the authorization of our Class A common stock; and

●	on a pro forma as adjusted basis, to give further effect to: (i) the sale of shares of our Class A common stock by us in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus) and our receipt of an estimated $ million of net proceeds from this offering after deducting estimated underwriting discounts and commissions and offering expenses payable by us; and (ii) the reclassification of shares of our Class B common stock to a like amount of our Class A common stock upon the sale of such shares by the selling stockholders in this offering.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	At December 31, 2017
	Actual	Pro Forma		Pro Forma As Adjusted(1)
(in thousands, except per share data)	(unaudited)
Cash	$30,219	$		$

Long-term debt (including current maturities)(2)	$49,655	$		$
Stockholders’ equity:
Preferred stock, par value $0.001; 1,000,000 shares authorized and no shares issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—		—
Common stock, par value $0.001; 5,000,000 shares authorized, 1,785,221 shares issued and 1,654,426 shares outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	2		—		—
Class A common stock, par value $0.001; no shares authorized, issued and outstanding, actual and pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—		—		—
Class B common stock, par value $0.001; no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	142,428
Treasury stock, at cost	(11,983)
Retained earnings	32,730

Total stockholders’ equity	163,177

Total capitalization	$212,832	$		$

(1)	A $1.00 increase or decrease in the assumed initial public offering price per share of our Class A common stock would increase or decrease each of cash, additional paid-in-capital and total capitalization by approximately $ million, assuming the number of shares of our Class A common stock offered by us remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. The pro forma as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Represents borrowings outstanding under the Compass Credit Agreement, net of deferred debt issuance costs of $0.3 million. At December 31, 2017, we had total borrowings of $45.0 million outstanding under the Term Loan and $5.0 million outstanding under the Revolving Credit Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Compass Credit Agreement.”

If the underwriters exercise their option to purchase additional shares of our Class A common stock from the selling stockholders in full, pro forma as adjusted cash, total stockholders’ equity, total capitalization, and shares of Class A and Class B common stock outstanding at December 31, 2017 would be $        million, $        million, $        million,                  and             , respectively.

DILUTION

Dilution is the amount by which the offering price paid by purchasers of our Class A common stock sold in this offering will exceed the pro forma as adjusted net tangible book value per share of our Class A common stock after the completion of this offering. The pro forma net tangible book value of our common stock at December 31, 2017 was $        million, or $        per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of our Class A and Class B common stock, after giving effect to the Reclassification, pursuant to which all                  shares of our common stock will be reclassified into              shares of our Class B common stock and the authorization of our Class A common stock.

After giving effect to (i) the sale of                  shares of our Class A common stock by us in this offering at an assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus) and our receipt of an estimated $        million of net proceeds from this offering after deducting estimated underwriting discounts and commissions and offering expenses payable by us and (ii) the reclassification of                  shares of our Class B common stock to a like amount of our Class A common stock upon the sale of such shares by the selling stockholders in this offering, our pro forma as adjusted net tangible book value at December 31, 2017, would have been $        million, or $        per share. This represents an immediate increase in net tangible book value of $        per share of our common stock to our existing stockholders and an immediate dilution of $        per share to purchasers of our Class A common stock in this offering.

The following table illustrates the per share dilution:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per common share at December 31, 2017	$
Increase in pro forma net tangible book value per common share attributable to new investors in this offering	$

Pro forma as adjusted net tangible book value per Class A common share after this offering		$

Dilution in net tangible book value per Class A common share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price per share of our Class A common stock would increase or decrease our pro forma as adjusted net tangible book value after the completion of this offering by approximately $        , and increase or decrease the dilution to purchasers in this offering by approximately $        , assuming the number of shares of our Class A common stock offered by us remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our Class A common stock from the selling stockholders in full, the number of shares held by purchasers of our Class A common stock in this offering will be increased to                 , or approximately     % of the total number of shares of our Class A common stock. The exercise of such option will not impact the pro forma as adjusted net tangible book value or the dilution to purchaser in this offering, because the selling stockholders will be providing such shares and we will not receive any proceeds from such sale.

The following table summarizes, at December 31, 2017, on the pro forma as adjusted basis described above, the difference between the total cash consideration paid and the average price per share paid by existing stockholders and the purchasers of our Class A common stock in this offering with respect to the number of shares of our Class A common stock purchased from us, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
Purchasers of Class A common stock in this offering		%		%

Total		100.0%	$	100.0%	$

The total number of shares of our common stock reflected in the discussion and tables above is based on no shares of our Class A common stock and                  shares of our Class B common stock outstanding at December 31, 2017, and excludes:

●	shares of common stock issuable upon the exercise of outstanding non-plan stock options at December 31, 2017 (there were no options outstanding under the Construction Partners, Inc. 2016 Equity Incentive Plan as of December 31, 2017) with a weighted-average exercise price of $ per share, which after giving effect to the Reclassification, the shares issuable upon exercise of such stock options shall automatically become shares of our Class B common stock, with a weighted-average exercise price of $ per share;

●	shares of our Class A common stock reserved for future issuance under the Construction Partners, Inc. 2018 Equity Incentive Plan, which will become effective prior to the completion of this offering, including any reversion of shares to the available pool of shares reserved for issuance under such plan upon the expiration, forfeiture or cash settlement of awards without the actual delivery of shares of our Class A common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present our selected historical consolidated financial data for the periods and at the dates indicated. The statement of income data and statement of cash flows data for the fiscal years ended September 30, 2016 and September 30, 2017 and the balance sheet data at September 30, 2016 and September 30, 2017 are derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The statement of income data and statement of cash flows data for the three months ended December 31, 2016 and December 31, 2017 and the balance sheet data at December 31, 2017 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to present fairly the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year and our historical unaudited results are not necessarily indicative of the results that should be expected in any future period.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	For the Three Months Ended December 31,		For the Fiscal Years Ended September 30,
	2016	2017	2016	2017
(in thousands except share and per share data)	(unaudited)	(unaudited)
Statement of Income Data:
Revenues	$122,120	$150,421	$542,347	$568,212
Cost of revenues	103,391	127,623	467,464	477,241

Gross profit	18,729	22,798	74,883	90,971
General and administrative expenses	(10,563)	(12,426)	(40,428)	(47,867)
Gain on sale of equipment, net	254	145	2,997	3,481

Operating income	8,420	10,517	37,452	46,585
Interest expense, net	(1,047)	(297)	(4,662)	(3,960)
Loss on extinguishment of debt	—	—	—	(1,638)
Other expense	(26)	(21)	(227)	(205)

Income before provision (benefit) for income taxes	7,347	10,199	32,563	40,782
Provision (benefit) for income taxes	2,786	(797)	10,541	14,742

Net income	$4,561	$10,996	$22,022	$26,040

Net income per share attributable to common stockholders:
Basic and diluted	$2.77	$6.65	$12.90	$15.79

Weighted average number of common shares outstanding:
Basic and diluted	1,646,924	1,654,426	1,706,711	1,648,821

	For the Three Months Ended December 31,		For the Fiscal Years Ended September 30,
	2016	2017	2016	2017
(in thousands except share and per share data)	(unaudited)	(unaudited)

Other Financial Data:
Adjusted EBITDA(1)	$13,698	$16,171	$58,972	$67,965
Revenues	122,120	150,421	542,347	568,212
Adjusted EBITDA Margin(1)	11.2%	10.8%	10.9%	12.0%

Statement of Cash Flows Data:
Net cash provided by operating activities	$18,767	$19,490	$51,694	$46,927
Net cash used in investing activities	$(7,278)	$(9,318)	$(19,005)	$(30,686)
Net cash used in financing activities	$(2,810)	$(7,500)	$(20,881)	$(39,779)

	September 30,		December 31,
	2016	2017	2017
(in thousands)
Balance Sheet Data:
Cash	$51,085	$27,547	$30,219
Total assets	318,282	328,550	315,925
Current and non-current portions of debt, net of deferred debt issuance costs	60,962	57,136	49,655
Total equity	156,283	152,181	163,177

(1)	Adjusted EBITDA represents net income before interest expense, net, provision (benefit) for income taxes, depreciation, depletion and amortization, equity-based compensation expense, and loss on extinguishment of debt. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenues for each period. These metrics are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP. These measures should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP as an indicator of our operating performance. We present Adjusted EBITDA and Adjusted EBITDA Margin because management uses these measures as key performance indicators, and we believe they are measures frequently used by securities analysts, investors and other parties to evaluate companies in our industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP.

Our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly named measures reported by other companies. Potential differences between our measure of Adjusted EBITDA compared to other similar companies’ measures of Adjusted EBITDA may include differences in capital structures, tax positions and the age and book depreciation of intangible and tangible assets.

The following table presents a reconciliation of net income, the most directly comparable measure calculated in accordance with GAAP, to Adjusted EBITDA, and the calculation of Adjusted EBITDA Margin for each of the periods presented.

	For the Three Months Ended December 31,		For the Fiscal Years Ended September 30,
	2016	2017	2016	2017
(in thousands)	(unaudited)	(unaudited)
Net income	$4,561	$10,996	$22,022	$26,040
Interest expense, net	1,047	297	4,662	3,960
Provision (benefit) for income taxes	2,786	(797)	10,541	14,742
Depreciation, depletion and amortization of long-lived assets	5,222	5,675	21,530	21,072
Equity-based compensation expense	82	—	217	513
Loss on extinguishment of debt	—	—	—	1,638

Adjusted EBITDA	$13,698	$16,171	$58,972	$67,965

Revenues	$122,120	$150,421	$542,347	$568,212
Adjusted EBITDA Margin	11.2%	10.8%	10.9%	12.0%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not be indicative of future performance. This discussion includes forward-looking statements that reflect our plans, estimates and beliefs. Such statements involve risks and uncertainties. Our actual results may differ materially from those contemplated by these forward-looking statements as result of various factors, including those set forth in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” This discussion should be read in conjunction with “Prospectus Summary—Summary Consolidated Historical Financial Data,” “Selected Historical Consolidated Financial Data” and our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. In this discussion, we use certain non-GAAP financial measures. Explanation of these non-GAAP financial measures and reconciliation to the most directly comparable GAAP financial measures are included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as “Prospectus Summary—Summary Historical Consolidated Financial Data.” Investors should not consider non-GAAP financial measures in isolation or as substitutes for financial information presented in compliance with GAAP.

Overview

We are one of the fastest growing civil infrastructure companies in the United States specializing in the building and maintenance of transportation networks. Our operations leverage a highly skilled workforce, strategically located HMA plants, substantial construction assets and select material deposits. We provide construction products and services to both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports and commercial and residential sites in the Southeastern United States.

Public infrastructure projects are funded by federal, state and local governments and include projects for roads, highways, bridges, airports and other infrastructure projects. Public transportation infrastructure projects historically have been a relatively stable portion of state and federal budgets, and represent a significant share of the U.S. construction market. Federal funds are allocated on a state-by-state basis and each state is required to match a portion of the federal funds they receive. Federal highway spending uses funds predominantly from the Highway Trust Fund, which derives its revenues from fuel taxes and other user fees.

In addition to public infrastructure projects, we provide a wide range of large sitework construction and HMA paving services to private construction customers, including commercial and residential developers and local businesses.

How We Assess Performance of Our Business

Revenues

We derive our revenues predominantly by providing construction products and services for both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports and commercial and residential sites. Our projects represent a mix of federal, state, municipal and private customers. We also derive revenues from the sale of HMA and aggregates to customers. Revenues derived from projects are recognized on the percentage-of-completion basis, measured by the relationship of total cost incurred to total estimated contract costs (cost-to-cost method). Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined. Revenues derived from the sale of HMA and aggregates are recognized when risks associated with ownership have passed to the customer.

Gross Profit

Gross profit represents revenues less cost of revenues. Cost of revenues consists of all direct and indirect costs on construction contracts, including raw materials, labor, equipment costs, depreciation, lease expenses, subcontract costs and other expenses at our HMA plants and aggregate mining facilities. Our cost of revenues is directly affected by fluctuations in commodity prices, primarily liquid asphalt and diesel fuel. From time to time, when appropriate, we limit our exposure to changes in commodity prices by entering into forward purchase commitments. In addition, our public infrastructure contracts often include provisions that provide for price adjustments based on fluctuations in certain commodity-related products costs. These price adjustment provisions are in place for most of our public infrastructure contracts, and we seek to include similar provisions in our private contracts.

Depreciation, Depletion and Amortization

We carry property, plant and equipment on our balance sheet at cost, net of accumulated depreciation, depletion and amortization. Depreciation on property, plant and equipment is computed on a straight-line basis over the estimated useful life of the asset. Amortization expense is the periodic expense related to leasehold improvements and intangible assets. Leasehold improvements are amortized over the lesser of the life of the underlying asset or the remaining lease term. Our intangible assets were recognized as result of certain acquisitions and are generally amortized on a straight-line basis over the estimated useful lives of the assets. Quarry reserves are depleted in accordance with the units-of-production method as aggregate is extracted, using the initial allocation of cost based on proven and probable reserves.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel costs for our administration, finance and accounting, legal, information systems, human resources and certain managerial employees. Additional expenses include audit, consulting and professional fees, travel, insurance, office space rental costs, property taxes and other corporate and overhead expenses.

Gain on Sale of Equipment, net

In the normal course of business, we sell construction equipment for various reasons, including when the cost of maintaining the asset exceeds the cost of replacing it. The gain or loss on sale of equipment reflects the difference between the carrying value at the date of disposal and the net consideration received from the sale of equipment during the period.

Interest Expense, net

Interest expense, net primarily represents interest incurred on our long-term debt, such as the Term Loan and the Revolving Credit Facility, as well as the cost of interest swap agreements and amortization of deferred debt issuance costs. These amounts are partially offset by interest income earned on short-term investments of cash balances in excess of our current operating needs.

Other Key Performance Indicators

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA represents net income before interest expense, net, provision (benefit) for income taxes, depreciation, depletion and amortization, equity-based compensation expense and loss on extinguishment of debt. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenues for each period. These metrics are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP. These measures should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP as an indicator of our operating performance. We present Adjusted EBITDA and Adjusted EBITDA Margin as management uses these measures as key performance indicators, and we believe they are measures frequently used by securities analysts, investors and other parties to evaluate companies in our industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP.

Our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly named measures reported by other companies. Potential differences between our measure of Adjusted EBITDA compared to other similar companies’ measures of Adjusted EBITDA may include differences in capital structures, tax positions and the age and book depreciation of intangible and tangible assets.

The following table presents a reconciliation of net income, the most directly comparable measure calculated in accordance with GAAP, to Adjusted EBITDA, and the calculation of Adjusted EBITDA Margin for each of the periods presented.

	For the Three Months Ended December 31,		For the Fiscal Years Ended September 30,
	2016	2017	2016	2017
(in thousands)	(unaudited)	(unaudited)
Net income	$4,561	$10,996	$22,022	$26,040
Interest expense, net	1,047	297	4,662	3,960
Provision (benefit) for income taxes	2,786	(797)	10,541	14,742
Depreciation, depletion and amortization of long-lived assets	5,222	5,675	21,530	21,072
Equity-based compensation expense	82	—	217	513
Loss on extinguishment of debt	—	—	—	1,638

Adjusted EBITDA	$13,698	$16,171	$58,972	$67,965

Revenues	$122,120	$150,421	$542,347	$568,212
Adjusted EBITDA Margin	11.2%	10.8%	10.9%	12.0%

Results of Operations

Three Months Ended December 31, 2016 Compared to Three Months Ended December 31, 2017

The following table sets forth selected financial data for the three months ended December 31, 2016 and December 31, 2017:

	For the Three Months Ended December 31,				Change from Three Months Ended December 31, 2016 to Three Months Ended December 31, 2017
	2016		2017
	Dollars	% of Revenues	Dollars	% of Revenues	$ Change	% Change
(in thousands)
Revenues	$122,120	100.0	$150,421	100.0	$28,301	23.2
Cost of revenues	103,391	84.7	127,623	84.8	24,232	23.4

Gross profit	18,729	15.3	22,798	15.2	4,069	21.7
General and administrative expenses	(10,563)	(8.6)	(12,426)	(8.3)	(1,863)	17.6
Gain on sale of equipment, net	254	0.2	145	0.1	(109)	(42.9)

Operating income	8,420	6.9	10,517	7.0	2,097	24.9
Interest expense, net	(1,047)	(0.9)	(297)	(0.2)	750	(71.6)
Other expense	(26)	0.0	(21)	0.0	5	(19.2)

Income before provision (benefit) for income taxes	7,347	6.0	10,199	6.8	2,852	38.8
Provision (benefit) for income taxes	2,786	2.3	(797)	(0.5)	(3,583)	(128.6)

Net income	$4,561	3.7	$10,996	7.3	$6,435	141.1

Adjusted EBITDA	$13,698	11.2	$16,171	10.8	$2,473	18.1

Revenues. Revenues for the three months ended December 31, 2017 increased $28.3 million, or 23.2%, to $150.4 million from $122.1 million for the three months ended December 31, 2016. The increase in revenues was primarily due to a $185.8 million higher backlog of work at the beginning of the quarter ended December 31, 2017 compared to the beginning of the quarter ended December 31, 2016, resulting in an approximate 7.1% increase in the average number of employees during the three months ended December 31, 2017 compared to the three months ended December 31, 2016 to perform the work of that additional backlog. We also realized an increase in revenue generated per employee, reflecting both increased production per employee and the pass-through of increased labor, material and equipment costs to our customers.

Gross Profit. Gross profit for the three months ended December 31, 2017 increased $4.1 million, or 21.7%, to $22.8 million from $18.7 million for the three months ended December 31, 2016. The increase in gross profit was a result of increased revenues, as discussed above. As a percentage of revenues, cost of revenues remained generally consistent at 84.8% for the three months ended December 31, 2017 and 84.7% for the three months ended December 31, 2016.

General and Administrative Expenses. General and administrative expenses include costs related to our operational offices that are not allocated to direct contract costs and expenses related to our corporate offices. General and administrative expenses for the three months ended December 31, 2017 increased $1.9 million to $12.4 million from $10.6 million for the three months ended December 31, 2016. As a percentage of revenues, general and administrative expenses decreased to 8.3% for the three months ended December 31, 2017 from 8.6% for the three months ended December 31, 2016. The increase in general and administrative expenses for the three months ended December 31, 2017 was attributable to a $1.8 million increase in payroll and benefit costs associated primarily with additional management personnel to support additional organic growth and operating improvement initiatives, as well as a $0.1 million increase in other general expenses to support our growth. We expect general and administrative expenses to continue to increase in fiscal 2018 as a result of increased regulatory and public entity reporting requirements.

Interest Expense, Net. Interest expense, net for the three months ended December 31, 2017 decreased $0.8 million, or 71.6%, to $0.3 million compared to $1.1 million for the three months ended December 31, 2016. The decrease in interest expense, net was due to a decrease in the average principal outstanding to $53.8 million during the three months ended December 31, 2017 compared to $61.8 million during the three months ended December 31, 2016, a $0.2 million decrease in amortization of deferred debt issuance costs for those same periods, a reduction in our interest rate resulting from our debt refinancing on June 30, 2017, and a $0.2 million credit to interest expense during the three months ended December 31, 2017 as a result of the change in the fair value of the interest rate swap agreement discussed below. Our CIT Credit Facility (as defined below) in place during the three months ended December 31, 2016 was a variable rate facility based on the three-month LIBOR rate plus 3.5%. “CIT Credit Facility” refers to the credit agreement that we entered into on December 12, 2014 with a consortium of six financial institutions represented by CIT Finance LLC, which provided for a $76.0 million facility consisting of a $49.0 million term loan and capacity for additional borrowings of $27.0 million to finance future purchases of certain fixed assets. On June 30, 2017, we refinanced all of our outstanding debt under the CIT Credit Facility with proceeds from the Compass Credit Agreement. The Compass Credit Agreement is a variable rate facility based on the one-month LIBOR rate plus 2.0%, thereby reducing our interest costs during the three months ended December 31, 2017 compared to the three months ended December 31, 2016. The Compass Credit Agreement also replaced some higher fixed rate facilities. To hedge against future changes in variable interest rates of the Compass Credit Agreement, on June 30, 2017, we entered into an amortizing $25.0 million interest rate swap agreement tied to the Term Loan.

Provision (benefit) for Income Taxes. We recognized an income tax benefit of $0.8 million for the three months ended December 31, 2017 compared to an income tax expense of $2.8 million for the three months ended December 31, 2016. This change primarily reflects the impacts of comprehensive tax legislation enacted by the U.S. government on December 22, 2017, known as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act includes broad and complex changes to the U.S. tax code, including a reduction in the U.S. federal corporate tax rate from 35% to 21% effective January 1, 2018. Accordingly, the effective tax rate for the three months ended December 31, 2017 reflects a federal income tax provision based on a blended U.S. statutory tax rate of 24.5% applicable to the full year ending September 30, 2018, which is calculated based on a proration of the applicable tax rates before and after the effective date of the Tax Act during the fiscal year. For the three months ended December 31, 2017, we recorded a $3.5 million credit to the income tax provision to recognize the cumulative effect on net deferred tax liabilities resulting from the enactment of the Tax Act. The effective tax rate for the three months ended December 31, 2016 reflects the federal statutory rate of 35.0%.

Net Income. Net income increased $6.4 million, or 141.1%, to $11.0 million for the three months ended December 31, 2017 compared to $4.6 million for the three months ended December 31, 2016. This increase in net income was a result of increased gross profit, a decrease in interest expense, and the favorable impacts on the provision (benefit) for income taxes resulting from the Tax Act, partially offset by the increase in general and administrative expenses, all as described above.

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin were $16.2 million and 10.8%, respectively, for the three months ended December 31, 2017, as compared to

$13.7 million and 11.2%, respectively, for the three months ended December 31, 2016. The 18.1% increase in Adjusted EBITDA was the result of increased net income, partially offset by the decrease in interest expense and the favorable impacts on income tax expense resulting from the Tax Act, as discussed above. See the description of Adjusted EBITDA and Adjusted EBITDA Margin, as well as a reconciliation of Adjusted EBITDA to net income under “How We Assess Performance of Our Business”.

Fiscal Year Ended September 30, 2016 Compared to Fiscal Year Ended September 30, 2017

The following table sets forth selected financial data for the fiscal years ended September 30, 2016 and September 30, 2017:

	For the Fiscal Years Ended September 30,				Change from Fiscal Year 2016 to Fiscal Year 2017
	2016		2017
	Dollars	% of Revenues	Dollars	% of Revenues	$ Change	% Change
(in thousands)
Revenues	$542,347	100.0	$568,212	100.0	$25,865	4.8
Cost of revenues	467,464	86.2	477,241	84.0	9,777	2.1

Gross profit	74,883	13.8	90,971	16.0	16,088	21.5
General and administrative expenses	(40,428)	(7.5)	(47,867)	(8.4)	(7,439)	18.4
Gain on sale of equipment, net	2,997	0.6	3,481	0.6	484	16.1

Operating income	37,452	6.9	46,585	8.2	9,133	24.4
Interest expense, net	(4,662)	(0.9)	(3,960)	(0.7)	702	(15.1)
Loss on extinguishment of debt	—	—	(1,638)	(0.3)	(1,638)	—
Other expense	(227)	—	(205)	—	22	(9.7)

Income before provision for income taxes	32,563	6.0	40,782	7.2	8,219	25.2
Provision for income taxes	10,541	1.9	14,742	2.6	4,201	39.9

Net income	$22,022	4.1	$26,040	4.6	$4,018	18.2

Adjusted EBITDA	$58,972	10.9	$67,965	12.0	$8,993	15.2

Revenues. Revenues for the fiscal year ended September 30, 2017 increased $25.9 million, or 4.8%, to $568.2 million from $542.3 million for the fiscal year ended September 30, 2016. The increase in revenues was primarily due to our strong contract backlog and an increasing opportunity to bid both public and private projects in most of our markets. Our contract backlog increased $185.8 million during fiscal 2017. Adverse weather conditions, primarily during the third quarter of our fiscal year, prevented us from completing approximately $19.5 million of the work scheduled during the third quarter. However, these projects remain in our contract backlog and are expected to be completed during future periods.

Gross Profit. Gross profit for the fiscal year ended September 30, 2017 increased $16.1 million, or 21.5%, to $91.0 million from $74.9 million for the fiscal year ended September 30, 2016. The increase in gross profit was a result of increased revenues, as discussed above, coupled with an improvement in our gross profit margin, driven by improvements in our cost of revenues. As a percentage of revenues, cost of revenues decreased to 84.0% for the fiscal year ended September 30, 2017 from 86.2% for the fiscal year ended September 30, 2016. This improvement was a result of completing projects that were in process at September 30, 2016. We recorded a net increase in revenues and gross profit of $4.6 million during the fiscal year ended September 30, 2017 on contracts in progress at September 30, 2016, as compared to recording a net decrease in revenues and gross profit of $2.8 million during the fiscal year ended September 30, 2016 on contracts in progress at September 30, 2015. In addition, other projects in our contract backlog were executed more efficiently during the fiscal year ended September 30, 2017 than comparable projects completed during the fiscal year ended September 30, 2016 due to more timely access to project cost metrics provided by improvements in our information technology, and to additions during the fiscal year ended September 30, 2017 to our operational management teams as part of our operating improvement initiatives.

General and Administrative Expenses. General and administrative expenses include costs related to our operational offices that are not allocated to direct contract costs and expenses related to our corporate offices. General and administrative expenses for the fiscal year ended September 30, 2017 increased $7.4 million, or 18.4%, to $47.9 million for the fiscal year ended September 30, 2017 from $40.4 million for the fiscal year ended September 30, 2016. The increase in general and administrative expenses for the fiscal year ended September 30, 2017 was attributable to a $5.2 million increase in payroll and benefit costs associated primarily with additional management personnel to support additional organic growth and operating improvement initiatives, a $1.0 million increase in travel and professional expenses and a $0.4 million increase in expenses to enhance our information technology platforms, as well as increases in other general expenses to support our growth. We expect general and administrative expenses to continue to increase in fiscal 2018 as a result of increased regulatory and public entity reporting requirements.

Interest Expense, Net. Interest expense, net for the fiscal year ended September 30, 2017 decreased $0.7 million, or 15.1%, to $4.0 million compared to $4.7 million for the fiscal year ended September 30, 2016. The decrease in interest expense, net was due to a decrease in the average principal outstanding of $60.4 million during the fiscal year ended September 30, 2017 compared to $72.3 million during the fiscal year ended September 30, 2016, and a lower amortization of deferred debt issuance costs of $0.7 million compared to $0.9 million during the same periods. This reduction in principal was partially offset by rising interest rates on our credit facilities with variable interest rates prior to the refinancing on June 30, 2017. Our CIT Credit Facility in place during the fiscal year ended September 30, 2016 and the first nine months of the fiscal year ended September 30, 2017 was a variable rate facility based on the three-month LIBOR rate plus 3.5%. During the first nine months of the fiscal year ended September 30, 2017, increases in the three-month LIBOR rate compared to rates during the fiscal year ended September 30, 2016 resulted in increased interest expense incurred on outstanding balances under the CIT Credit Facility. On June 30, 2017, we refinanced all of our outstanding debt under the CIT Credit Facility with proceeds from the Compass Credit Agreement. The Compass Credit Agreement is a variable rate facility based on the one-month LIBOR rate plus 2.0%, thereby reducing our interest costs during the last three months of the fiscal year ended September 30, 2017. The Compass Credit Agreement also replaced some higher fixed rate facilities. To hedge against future changes in variable interest rates of the Compass Credit Agreement, on June 30, 2017, we entered into an amortizing $25.0 million interest rate swap agreement tied to the Term Loan.

Loss on Extinguishment of Debt. Loss on extinguishment of debt for the fiscal year ended September 30, 2017 was $1.6 million compared to $0 for the fiscal year ended September 30, 2016, which was the result of the unamortized deferred debt issuance costs of $1.6 million related to the CIT Credit Facility and other debt refinanced at June 30, 2017 that was expensed as a loss on extinguishment of debt.

Provision for Income Taxes. Our effective tax rate increased to 36.1% for the fiscal year ended September 30, 2017 from 32.4% for the fiscal year ended September 30, 2016. Our lower effective tax rate for the fiscal year ended September 30, 2016 was primarily due to the $2.1 million reversal of a state tax valuation allowance during the fiscal year. In addition, our taxable income for the fiscal year ended September 30, 2017 was subject to the maximum U. S. statutory income tax rate of 35.0%, compared to 34.0% for the fiscal year ended September 30, 2016.

Net Income. Net income increased $4.0 million, or 18.2%, to $26.0 million for the fiscal year ended September 30, 2017 compared to $22.0 million for the fiscal year ended September 30, 2016. This increase in net income was a result of increased gross profit, partially offset by the increase in general and administrative expenses and the higher effective income tax rate, all as described above, and a $1.6 million loss on extinguishment of debt related to the June 30, 2017 debt refinancing.

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin were $68.0 million and 12.0%, respectively, for the fiscal year ended September 30, 2017, as compared to $59.0 million and 10.9%, respectively, for the fiscal year ended September 30, 2016. The increase in Adjusted EBITDA and Adjusted EBITDA Margin was the result of increased gross profit, offset by the increase in general and administrative expenses discussed above. See the description of Adjusted EBITDA and Adjusted EBITDA Margin, as well as a reconciliation of Adjusted EBITDA to net income under “How We Assess Performance of Our Business”.

Liquidity and Capital Resources

Cash Flows Analysis

The following table sets forth our cash flows for the periods indicated.

	For the Three Months Ended December 31,		For the Fiscal Years Ended September 30,
	2016	2017	2016	2017
(in thousands)
Net cash provided by operating activities	$18,767	$19,490	$51,694	$46,927
Net cash used in investing activities	(7,278)	(9,318)	(19,005)	(30,686)
Net cash used in financing activities	(2,810)	(7,500)	(20,881)	(39,779)

Net change in cash	$8,679	$2,672	$11,808	$(23,538)

Operating Activities

Cash provided by operating activities was $19.5 million for the three months ended December 31, 2017, an increase of $0.7 million compared to $18.8 million for the three months ended December 31, 2016. The most significant factors were an increase in net income of $6.4 million offset by a decreased change in contracts receivable including retainage of $5.5 million. This difference in the change in contracts receivable including retainage, as well as less significant changes in other operating assets and liabilities, were associated with fluctuations resulting from the $28.3 million of additional revenue and the timing of performing and closing projects. Our working capital results from both public and private sector projects. Customers in the private sector can be slower in paying and those contracts often contain retention provisions that allow the customer to withhold a percentage of the revenues earned until the completion of the project.

Cash provided by operating activities was $46.9 million for the fiscal year ended September 30, 2017, a decrease of $4.8 million compared to $51.7 million for the fiscal year ended September 30, 2016. The decrease was primarily due to a $10.0 million increase in the income taxes paid during the fiscal year ended September 30, 2017 compared to the fiscal year ended September 30, 2016, partially offset by a $4.0 million increase in net income. This decrease in cash provided by operating activities also included other changes in operating assets and liabilities. These other changes were associated with fluctuations resulting from the timing of performing and closing projects. Our working capital results from both public and private sector projects. Customers in the private sector can be slower in paying and those contracts often contain retention provisions that allow the customer to withhold a percentage of the revenues earned until the completion of the project.

Investing Activities

Cash used in investing activities was $9.3 million for the three months ended December 31, 2017 compared to $7.3 million for the three months ended December 31, 2016. The increase was primarily due to an increase in purchases of property, plant and equipment during the three months ended December 31, 2017 to support the continuing growth of the Company.

Cash used in investing activities was $30.7 million for the fiscal year ended September 30, 2017 compared to $19.0 million for the fiscal year ended September 30, 2016. The increase was primarily due to $10.8 million being used in the acquisition of a business during the fiscal year ended September 30, 2017.

Financing Activities

Cash used in financing activities was $7.5 million for the three months ended December 31, 2017 compared to $2.8 million for the three months ended December 31, 2016. The increase was primarily due to repayment of our Revolving Credit Facility of $5.0 million during the three months ended December 31, 2017. There was no activity under our Revolving Credit Facility during the three months ended December 31, 2016.

Cash used in financing activities was $39.8 million for the fiscal year ended September 30, 2017 compared to $20.9 million for the fiscal year ended September 30, 2016. The increase was primarily due to the payment of a $31.3 million dividend during the fiscal year ended September 30, 2017. The increase was partially offset by a net repayment under our credit facilities of $6.1 million during the fiscal year ended September 30, 2017 compared to net repayments of $18.1 million during the fiscal year ended September 30, 2016.

Compass Credit Agreement

On June 30, 2017, Construction Partners Holdings, our wholly owned subsidiary, entered into the Compass Credit Agreement with Compass Bank, as agent (the “Agent”), sole lead arranger and sole bookrunner. The Compass Credit Agreement provides for a $50.0 million Term Loan and a $30.0 million Revolving Credit Facility. The principal amount of the Term Loan must be paid in quarterly installments of $2.5 million. All amounts borrowed under the Compass Credit Agreement mature on July 1, 2022.

Construction Partners Holdings’ obligations under the Compass Credit Agreement are guaranteed by the Company and all of Construction Partners Holdings’ direct and indirect subsidiaries and are secured by first priority security interests in substantially all of the Company’s assets.

Under the Compass Credit Agreement, borrowings can be designated as base rate loans or Euro-Dollar Loans. The interest rate on base rate loans fluctuates and is equal to (i) the highest of: (a) the rate of interest in effect for such day as publicly announced from time to time by the Agent as its “prime rate,” (b) the federal funds rate plus 0.50% and (c) the quotient of the London interbank offered rate for deposits in U.S. dollars as obtained from Reuter’s, Bloomberg or another commercially available source designated by the Agent two Euro-Dollar Business Days (as defined in the Compass Credit Agreement) before the first day of the applicable interest period (“LIBOR”) divided by 1.00 minus the Euro-Dollar Reserve Percentage (as defined in the Compass Credit Agreement) plus 1.0% for a one-month interest period, plus (ii) the applicable rate, which ranges from 2.0% to 2.25%. The interest rate for Euro-Dollar loans fluctuates and is equal to the sum of the applicable rate, which ranges from 2.0% to 2.25%, plus LIBOR for the interest period selected by the Agent.

At December 31, 2017 and September 30, 2017, the interest rate on outstanding borrowings under the Term Loan and Revolving Credit Facility was 3.569% and 3.235%, respectively. At December 31, 2017 and September 30, 2017, we had availability of $25.0 million and $20.0 million, respectively, under the Revolving Credit Facility. In order to hedge against changes in interest rates, on June 30, 2017, we entered into an amortizing $25.0 million interest rate swap agreement applicable to outstanding debt under the Term Loan, under which we pay a fixed percentage rate of 2.015% and receive a credit based on the applicable LIBOR rate. At December 31, 2017 and September 30, 2017, the notional value of this interest rate swap agreement was $22.5 million and $23.75 million, respectively, and the fair value was $(0.001) million and $(0.2) million, respectively, which is included within other liabilities on our Consolidated Balance Sheets.

We must pay a commitment fee of 0.35% per annum on the aggregate unused revolving commitments under the Compass Credit Agreement. We also must pay fees with respect to any letters of credit issued under the Compass Credit Agreement.

The Compass Credit Agreement contains usual and customary negative covenants for agreements of this type, including, but not limited to, restrictions on our ability to make acquisitions, make loans or advances, make capital expenditures and investments, create or incur indebtedness, create liens, wind up or dissolve, consolidate, merge or liquidate, or sell, transfer or dispose of assets. The Compass Credit Agreement requires us to satisfy certain financial covenants, including a minimum fixed charge coverage ratio of 1.20 to 1.00. At December 31, 2017 and September 30, 2017, our fixed charge ratio was 1.72 to 1.00 and 1.63 to 1.00, respectively. The Compass Credit Agreement also requires us to maintain a consolidated leverage ratio not to exceed 2.00 to 1.00, subject to certain adjustments as further described in the Compass Credit Agreement. At December 31, 2017 and September 30, 2017, our consolidated leverage ratio was 0.86 to 1.00 and 0.95 to 1.00, respectively. The Compass Credit Agreement includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, certain changes of control, material money judgments and failure to maintain subsidiary guarantees. The Compass Credit Agreement prevents us from paying dividends or otherwise distributing cash to our stockholders unless, after giving effect to such dividend, we would be in compliance with the financial covenants and, at the time any such dividend is made, no default or event of default exists or would result from the payment of such dividend.

At December 31, 2017 and September 30, 2017, we were in compliance with all covenants under the Compass Credit Agreement.

Capital Requirements and Sources of Liquidity

During the three months ended December 31, 2016 and December 31, 2017, our capital expenditures were approximately $7.6 million and $9.5 million, respectively. During the fiscal years ended September 30, 2016 and September 30, 2017, our capital expenditures were approximately $24.9 million and $24.4 million, respectively.

Historically, we have had significant cash requirements in order to organically expand our business into new geographic markets. Our cash requirements include costs related to increased capital expenditures, purchase of materials and production of materials and cash to fund our organic expansion into new markets. Our working capital needs are driven by the seasonality and growth of our business, with our cash requirements greater in periods of growth. Additional cash requirements resulting from our growth include the costs of additional personnel, production and distribution facilities, enhancing our information systems and, in the future, our integration of any acquisitions and our compliance with laws and rules applicable to being a public company. Following the completion of this offering, our primary uses of cash will be investing in property and equipment used to provide our services and funding organic and acquisitive growth initiatives.

We have historically relied upon cash available through credit facilities, in addition to cash from operations, to finance our working capital requirements and to support our growth. At each of December 31, 2017 and

September 30, 2017, we had availability of $25.0 million and $20.0 million, respectively, under the Revolving Credit Facility. We regularly monitor potential capital sources, including equity and debt financings, in an effort to meet our planned capital expenditures and liquidity requirements. Our future success will be highly dependent on our ability to access outside sources of capital.

We believe that our operating cash flow and available borrowings under the Revolving Credit Facility are sufficient to fund our operations for at least the next twelve months. However, future cash flows are subject to a number of variables, and significant additional capital expenditures will be required to conduct our operations. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures and/or seek additional capital. If we seek additional capital, we may do so through borrowings under the Revolving Credit Facility, joint ventures, asset sales, offerings of debt or equity securities or other means. We cannot guarantee that this additional capital will be available on acceptable terms or at all. If we are unable to obtain the funds we need, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to conduct our operations.

Contractual Obligations

The following table presents our obligations and commitments to make future payments under contracts and contingent commitments at September 30, 2017:

		Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
(in thousands)
Long-term debt obligations:
Principal payment obligations	$57,500	$10,000	$20,000	$27,500	$—
Interest expense on long-term debt(1)	5,925	1,936	2,772	1,217	—
Operating lease obligations(2)	22,237	8,876	10,997	2,364	—
Purchase obligations(3)	5,136	3,403	1,733	—	—
Other(4)	3,138	2,569	569	—	—

Total	$93,936	$26,784	$36,071	$31,081	$—

(1)	Assumes that the interest rate of 3.235% in effect on the long-term debt obligations at September 30, 2017 will remain constant until maturity, and includes an effective interest rate of 0.78% applicable to the $25.0 million interest rate swap agreement.

(2)	Operating leases related to property and equipment, with terms ranging from one to five years.

(3)	Includes agreements for future purchase of fuel, natural gas, liquid asphalt cement and aggregates.

(4)	Reflects installment payments in connection with an agreement to repurchase shares of our common stock. See Note 11 to our audited consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Critical accounting policies are those policies that, in management’s view, are most important in the portrayal of our financial condition and results of operations. The notes to the consolidated financial statements also include disclosure of significant accounting policies. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Our most critical accounting policies and estimates include those involved in the recognition of revenues and provision for income tax expense. Those critical accounting policies and estimates that require the most significant judgment are discussed further below.

Revenue Recognition

The majority of our construction contracts are fixed unit price contracts. From time to time, we also enter into cost plus contracts and fixed total price contracts. Under fixed unit price contracts, we are committed to providing materials or services required by a contract at fixed unit prices (for example, dollars per ton of asphalt placed). Revenues from these construction contracts are recognized using the percentage-of-completion accounting method. Under this method, revenues are recognized as costs are incurred in an amount equal to cost plus the related expected profit based on the ratio of costs incurred to estimated final costs. This cost-to-cost measure is used because management considers it to be the best available measure of progress on these contracts. Contract costs consist of direct costs on contracts, including labor, materials, amounts payable to subcontractors and those indirect costs related to contract performance, such as equipment costs, insurance and employee benefits. Contract cost is recorded as incurred, and revisions in contract revenues and cost estimates are reflected in the accounting period when known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those changes arising from contract change orders, penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Change orders are modifications of an original contract that effectively change the existing provisions of the contract without adding new provisions or terms. Change orders may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Either we or our customers may initiate change orders. We consider unapproved change orders to be contract variations for which we have a change of scope for which we believe we are contractually entitled to additional price, but where a price change associated with the scope change has not yet been agreed upon with the customer. Costs associated with unapproved change orders are included in the estimated cost to complete the contracts and are treated as project costs as incurred. We recognize revenues equal to costs incurred on unapproved change orders when realization of price approval is probable. Unapproved change orders involve the use of estimates, and it is reasonably possible that revisions to the estimated costs and recoverable amounts may be required in future reporting periods to reflect changes in estimates or final agreements with customers. Change orders that are unapproved as to both price and scope are evaluated as claims.

We consider claims to be amounts in excess of agreed contract prices that we seek to collect from our customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. Claims are included in the calculation of revenues when realization is probable and amounts can be reliably determined. To support these requirements, the existence of the following items must be satisfied: (i) the contract or other evidence provides a legal basis for the claim or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim; (ii) additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in our performance; (iii) costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and (iv) the evidence supporting the claim is objective and verifiable, not based on management’s subjective evaluation of the situation or on unsupported representations. Revenues in excess of contract costs incurred on claims are recognized when an agreement is reached with the customer as to the value of the claim, which in some instances may not occur until after completion of work under the contract. Costs associated with claims are included in the estimated costs to complete the contracts and are treated as project costs when incurred.

Our contracts generally take four to nine months to complete. For the majority of our contracts, upon completion and final acceptance of the construction contract, we receive our final payment upon completion of the necessary contract closing documents and our obligations to the owner are final at that point. The accuracy of our revenues and profit recognition in a given period is dependent on the accuracy of our estimates of the revenues and costs to finish uncompleted contracts. Our estimates for all of our significant contracts use a highly detailed “bottom up” approach. However, our projects can be highly complex and, in almost every case, the profit margin estimates for a contract will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because we have a large number of projects of varying levels of size and complexity in process at any given time, these changes in estimates can sometimes offset each other without materially impacting our overall profitability. However, large changes in revenues or cost estimates can have a significant effect on profitability. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include the completeness and accuracy of the original bid, recognition of costs associated with scope changes, extended overhead due to customer-related and weather-related delays, subcontractor and supplier performance issues and site conditions that differ from those assumed in the original bid to the extent contract remedies are unavailable. The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit between periods, and these fluctuations may be significant.

Contracts Receivable, Including Retainage

Contracts receivable are generally based on amounts billed to the customer and currently due in accordance with our contracts. Many of the contracts under which we perform work contain retainage provisions. Retainage refers to that portion of billings made by us, but held for payment by the customer pending satisfactory completion of the project. Retainage on active contracts is classified as a current asset regardless of the term of the contract and is generally collected within one year of the completion of a contract. At each of September 30, 2016, September 30, 2017 and December 31, 2017, contracts receivable included $13.2 million, $13.2 million and $13.7 million, respectively, of retainage, which was being contractually withheld by customers until completion of the associated contracts.

As the majority of our construction contracts are entered into with federal, state or municipal government customers, credit risk is minimal. We confirm that funds have been appropriated by the government project owner prior to commencing work on such projects. While most public contracts are subject to termination at the election of the government entity, in the event of termination we are entitled to receive the contract price for completed work and reimbursement of termination-related costs. Credit risk with private owners is minimized because of statutory mechanics liens, which give us high priority in the event of lien foreclosures following financial difficulties of private owners. We maintain an allowance for doubtful accounts, which has historically been sufficient to cover accounts that are not collected.

Valuation of Long-Lived Assets and Goodwill

Long-lived assets, which include property, equipment and acquired intangible assets, such as goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment evaluations involve fair values and management estimates of useful asset lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management, and this could have a material effect on our operating results and financial position. For the fiscal years ended September 30, 2016 and 2017 and the three months ended December 31, 2017, there were no events or changes in circumstances that would indicate a material impairment of our long-lived assets.

Goodwill must be tested for impairment at least annually. We performed our most recent annual impairment test of goodwill on July 1, 2017. Our test indicated there was no impairment of goodwill. The valuation is impacted by a number of factors, but the key factors are the stock price of similar publicly traded companies, recently completed transactions from both public companies and private transactions and our estimated forecast of future cash flows.

The valuation approaches contain uncertainty regarding the estimates used. One of the largest uncertainties relates to federal, state and local government spending which management expects to increase in the upcoming years. There are a number of other uncertainties with respect to our future financial performance that could impact estimated future cash flows, including those discussed in “Risk Factors” elsewhere in this prospectus. Based on our valuation approaches, we determined that for each of our reporting units with goodwill, its fair value substantially exceeded its carrying value, and thus concluded that the carrying value of goodwill was not impaired at July 1, 2016 or July 1, 2017. At September 30, 2016, September 30, 2017 and December 31, 2017, we had goodwill with a carrying amount of $30.0 million, $30.6 million and $30.6 million, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and, where necessary, establish a valuation allowance. Valuation allowances are established to reduce deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized in future periods.

To assess this likelihood, we use historical three-year accumulated losses, estimates and judgments regarding our future taxable income as well as the jurisdiction in which this taxable income is generated to determine whether a valuation allowance is required. Such evidence can include our current financial position, results of operations, actual and forecasted results, the reversal of deferred tax liabilities, tax planning strategies and the current and forecasted business economics of our industry. Additionally, we record uncertain tax positions at their net recognizable amount, based on the amount that management deems is more likely than not to be sustained upon ultimate settlement with the tax authorities in jurisdictions in which we operate.

On the basis of our evaluations, at September 30, 2016, September 30, 2017 and December 31, 2017, no valuation allowance was recorded on our net deferred tax assets, and we had no material uncertain tax positions. If our estimates or assumptions regarding our current and deferred tax items are inaccurate or are modified, these changes could have potentially material impacts on our earnings.

Accrued Insurance Cost

We carry insurance policies to cover various risks, primarily general liability, automobile liability and workers compensation, under which we are liable to reimburse the insurance company for a portion of each claim paid, up to $500,000 per occurrence. Prior to October 1, 2017, this amount was $250,000 per occurrence. We accrue for probable losses, both reported and unreported, that are reasonably estimable using actuarial methods based on historic trends modified, if necessary, by recent events. Changes in our loss assumptions caused by changes in actual experience would affect our assessment of the ultimate liability and could have an effect on our operating results and financial position up to $500,000 per occurrence for general liability, automobile liability and workers compensation claims.

We provide employee medical insurance under policies that are both fixed premium fully insured policies and self-insured policies that are administered by the insurance company. Under the self-insured policies, we are liable to reimburse the insurance company for actual claims paid plus an administrative fee. We purchase separate stop-loss insurance, which limits the individual participant claim loss to amounts ranging from $75,000 to $160,000.

Share Based Payments and Other Equity Transactions

Our equity incentive plans are administered by our Compensation Committee, which has historically set stock option exercise prices based on recent unregistered sales of our common stock.

We recognize compensation expense for stock option awards based on valuation studies. Prior to the completion of this offering, there has not been an established market for shares of our common stock. While we have issued new equity to unrelated parties, and we use such facts in the determination of the fair value of our shares, we believe that the lack of a secondary market for our common stock and our limited history issuing stock to unrelated parties make it impracticable to estimate our common stock’s expected volatility. Therefore, it is not possible to reasonably estimate the grant-date fair value of our options using our own historical price data. Accordingly, we applied the provisions of FASB ASC Topic 718 in accounting for the share options under the calculated value method.

In fiscal years 2016 and 2017, the expected volatility was based on the average volatility of five companies within three different SIC industries as management believed that we fit the profile of the companies selected.

Forfeitures are estimated using historical experience and projected employee turnover. These estimates require a considerable degree of judgment and affect the amount of stock-based compensation expense we recognize. If we determine that another method to estimate expected volatility or expected term is more reasonable than our current methods, or if another method for calculating fair value is prescribed by authoritative guidance, the fair value calculated for future stock-based awards could change significantly from past awards, even if the principal terms of the awards are similar. Higher volatility and longer expected terms result in an increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free interest rate are not as significant to our calculation of fair value. A hypothetical 10% increase or decrease to any of the above assumptions would have had an immaterial impact on the amount of stock-based compensation expense we recognized in each of the periods presented. However, although changes in assumptions relative to expenses related to 2010 stock options granted outside of our equity incentive plan would be considered immaterial to us, future years could result in a more significant difference if we were to grant additional stock options, the value of our common stock increases significantly or our estimated volatility is higher.

Emerging Growth Company

The JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. Our decision to opt out of the extended transition period is irrevocable.

Internal Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management’s authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Furthermore, our controls and procedures can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control, and misstatements due to error or fraud may occur and not be detected on a timely basis. In the course of preparing the financial statements that are included in this prospectus, our management has determined that we have material weaknesses in our internal control over financial reporting, which relate to the design and operation of our information technology general controls and overall closing and financial reporting processes, including our accounting for significant and unusual transactions. We have concluded that these material weaknesses in our internal control over financial reporting are due to the fact that, prior to this offering, we were a private company with limited resources and did not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee our business processes and controls surrounding information technology general controls, our closing and financial reporting processes and to address the accounting and financial reporting requirements related to significant and unusual transactions.

In order to remediate these material weaknesses, we are taking the following actions: (i) we are actively seeking additional accounting and finance staff members and a senior accounting officer with public company reporting experience, to augment our current staff and to improve the effectiveness of our closing and financial reporting processes; and (ii) we have engaged a third party to assist us with formalizing our business processes, accounting policies and internal controls documentation and related internal controls and strengthening supervisory reviews by our management.

Notwithstanding the material weaknesses that existed at September 30, 2017, our management has concluded that the consolidated financial statements included elsewhere in this prospectus present fairly, in all material respects, our financial position, results of operation and cash flows in conformity with GAAP.

If we fail to fully remediate these material weaknesses or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline. Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting and, under the JOBS Act, will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.

Inflation

Inflation had an immaterial impact on our results of operations for the fiscal years ended September 30, 2016 and 2017 and the three months ended December 31, 2017 due to relatively low inflation in the United States in recent years and our ability to recover increasing costs by obtaining higher prices for our products, including sale price escalator clauses in most of our public infrastructure sector contracts. Inflation risk varies with the level of activity in our industry, the number, size and strength of competitors and the availability of products to supply a local market.

Quantitative and Qualitative Disclosure about Market Risks

We are subject to commodity price risk with respect to price changes in liquid asphalt and energy, including fossil fuels and electricity for aggregates and asphalt paving mix production, natural gas for HMA production and diesel fuel for distribution vehicles and production-related mobile equipment. In order to manage or reduce commodity price risk, we monitor the costs of these commodities at the time of bid and price them into our contracts accordingly. Furthermore, liquid asphalt escalator provisions in most of our public and in some of our private and commercial contracts limit our exposure to price fluctuations in this commodity. In addition, we enter into various firm purchase commitments, with terms generally less than one year, for certain raw materials.

Interest Rate Risk

We are exposed to interest rate risk on certain of our short- and long-term debt obligations used to finance our operations and acquisitions. We have LIBOR-based floating rate borrowings under the Compass Credit Agreement, which expose us to variability in interest payments due to changes in the reference interest rates. From time to time, we use derivative instruments as hedges against the impact of interest rate changes on future earnings and cash flows. In order to hedge against changes in interest rates and to manage fluctuations in cash flows resulting from interest rate risk, on June 30, 2017, we entered into an amortizing interest rate swap agreement applicable to $25.0 million outstanding debt under the Term Loan, for which we pay a fixed rate of 2.015% and receive a credit based on the applicable LIBOR rate.

At December 31, 2017 and September 30, 2017, we had a total of $50.0 million and $57.5 million of variable rate borrowings outstanding, respectively. Holding other factors constant and absent the interest rate swap agreement described above, a hypothetical 1% change in our borrowing rates would result in a $0.5 million and $0.6 million change in our annual interest expense based on our variable rate debt at December 31, 2017 and September 30, 2017, respectively.

Seasonality

The use and consumption of our products and services fluctuate due to seasonality. Our products are used, and our construction operations and production facilities are located, outdoors. Therefore, seasonal changes and other weather-related conditions, in particular extended rainy and cold weather in the spring and fall and major weather events, such as hurricanes, tornadoes, tropical storms and heavy snows, can adversely affect our business and operations through a decline in both the use of our products and demand for our services. In addition, construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the third and fourth quarters of our fiscal year typically result in higher activity and revenues during those quarters. The first and second quarters of our fiscal year typically have lower levels of activity due to adverse weather conditions.

BUSINESS

Our Company

We are one of the fastest growing civil infrastructure companies in the United States specializing in the building and maintenance of transportation networks. Our operations leverage a highly skilled workforce, strategically located HMA plants, substantial construction assets and select material deposits. We provide construction products and services to both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports, and commercial and residential sites in the Southeastern United States. Led by industry veterans each with over 30 years of experience operating, acquiring and improving construction companies, we are well-positioned to continue to expand profitably in an industry with attractive growth prospects.

Since our inception in 2001, we have scaled into one of the largest operators in the Southeastern United States, growing from three to 27 HMA plants at March 31, 2018. We operate in a geographic area covering nearly 29,000 miles of highway infrastructure, and we produced 3.2 million tons of HMA in fiscal 2017 for use in more than 900 transportation or infrastructure projects. We maintain a high level of visibility on future infrastructure projects by analyzing the budgets and bidding patterns of state and local DOTs in the markets that we serve. We are therefore able to reliably forecast our bidding opportunities and properly plan for future projects. Our contract backlog at December 31, 2017 was at a record level of $550.9 million, as compared to $369.8 million at December 31, 2016 and $549.9 million at September 30, 2017.

The Southeastern United States is one of the fastest growing regions with respect to population and job growth, which drives additional federal funding to the area. The five states in which we operate (Alabama, Florida, Georgia, North Carolina and South Carolina) have experienced a combined annual population growth of 1.4% from 2000 to 2016, as compared to 0.8% for the rest of the United States, and combined annual economic growth of 2.7% from 2013 to 2016, as compared to 2.1% for the rest of the United States. Additionally, each of these states has recently passed legislation to increase transportation funding.

We have strategically entered each of the markets that we serve to capitalize on substantial public and private infrastructure opportunities in the Southeastern United States. Publicly funded projects accounted for approximately 70% of our fiscal 2017 construction contract revenues. Our public customers include federal agencies, state DOTs and local municipalities. Total spending on transportation infrastructure in the United States was approximately $279.0 billion in 2014, of which highways and local roads accounted for approximately $165.0 billion, or 59%. We believe transportation infrastructure spending will increase as federal, state and local governments allocate funding to their aging transportation network infrastructures. At the federal level, the FAST Act earmarked $305.0 billion for transportation infrastructure spending through 2020. The FAST Act builds upon the MAP-21 Act, which was passed in 2012 and provided $105.0 billion of similar funding. Moreover, in February 2018, the current administration announced an infrastructure plan to provide $200.0 billion in federal funds over the next ten years with the intent to spur at least $1.5 trillion in infrastructure investments with partners at the state, local and private levels.

Privately funded projects accounted for approximately 30% of our fiscal 2017 construction contract revenues. We provide a wide range of large sitework construction and HMA paving services to private construction customers, including commercial and residential developers and local businesses. We compete for private construction projects primarily on the basis of the breadth of our service capabilities and our reputation for quality. Private projects also drive demand for external sales of our HMA and aggregates to smaller contractors that do not own their own HMA or aggregate facilities. We believe we are well-positioned to capitalize on the strong momentum in commercial and residential private construction sectors driven by population and economic expansion in the Southeastern United States.

Supported by our local market presence and knowledge, as well as scale advantages attributable to our vertical integration, geographic reach and strong financial profile, we believe we are a market leader in each of the markets that we serve. For all but the very largest projects, we compete primarily against local firms that have existing asphalt plants and paving operations relatively close to the project site. For most projects, HMA is a critical input that cannot be efficiently transported beyond a relatively short distance. By virtue of this locally driven competitive dynamic, competition in our industry is characterized by relative market share, which we define as the percentage of jobs we win in a local market compared to the jobs we bid in a local market.

Our Competitive Strengths

Leading Market Positions in Strategic Geographic Footprint. Our local market presence and knowledge contributes to our leading position in each of the markets we serve. Our 27 HMA plants are strategically located across Alabama, Florida, Georgia and North Carolina and are near interstate highways with dense road systems. In addition to the four states in which our HMA plants are located, we provide specialty paving services in South Carolina. We believe the Southeastern United States will continue to experience above-average population and economic growth and these factors will lead to additional demand for the transportation infrastructure services we provide. Moreover, this region’s temperate climate allows us to work for the majority of the year, thereby enabling us to mitigate the fixed cost of weather-idled facilities and maintain a year-round workforce.

Scale Advantages. We believe our HMA plants, equipment fleet, experienced personnel and bonding capacity provide us with scale advantages over our competitors, which are primarily small- and medium-sized businesses and are often family owned and operated. In addition, our ability to internally source HMA provides project execution and bidding advantages over some of our competitors. Our flexible crews and diverse fleet of equipment are deployed across a wide geographic footprint to perform projects of varying size and scope, which helps us maintain high asset utilization and lower fixed unit costs. Our scale also allows us to fully utilize reclaimed asphalt pavement, which lowers our HMA production costs, and allows us to receive better terms in capital asset purchases with our equipment providers. Most of the projects for which we compete require surety performance bonds as a bidding condition. Many of our competitors are limited in the projects for which they can bid because of such bidding and bonding constraints. Our track record of successful project execution and profitability, coupled with a strong balance sheet, provide us with ample bidding and bonding capacity, allowing us to bid on a large number of projects simultaneously. As such, we have never been prevented from bidding a project due to bidding and bonding requirements. The scale advantages from our leading relative market position support our growth strategy.

Customer and Revenue Diversification. We perform both new construction and maintenance infrastructure services over a wide geographic footprint for both public and private clients. Our largest customers are state DOTs. For the fiscal year ended September 30, 2017, the Alabama DOT and the North Carolina DOT accounted for 14.9% and 13.9% of our revenues, respectively, and projects performed for various Departments of Transportation accounted for 41.9% of revenues. Our 25 largest projects accounted for 22.4%, of our fiscal 2017 revenues. While we have the capabilities required for large infrastructure projects, a core principle of our strategy is to perform many smaller projects with varied complexity and short durations. In fiscal 2017, our average project size was $1.7 million and our projects had an average duration of approximately eight months. We believe this strategy, coupled with our disciplined bidding process, yields revenue diversification and enables us to better manage our business through market cycles.

Consistent History of Managing Construction Projects and Contract Risk. Our long and successful track record in each of the markets that we serve provides us with an understanding of the various risks associated with transportation infrastructure projects. We serve as prime contractor on approximately 70% of our projects and as a subcontractor on the remaining 30%. When serving as prime contractor, we utilize subcontractors to perform approximately 30% of the total project. The vast majority of our projects are fixed unit price contracts, pursuant to which a portion of our revenues is tied to the volume of various project components. We combine our experience, local market knowledge and fully integrated management information systems to effectively bid, execute on and manage projects. We capture project costs such as labor and equipment expenses on a daily basis. Our managers review daily project reports to determine whether actual project costs are tracking to budget.

Successful Record of Executing and Integrating Acquisitions. One of our core competencies is successfully identifying, executing and integrating acquisitions. Since 2001, we have completed 15 acquisitions, which have enabled us to expand our end-markets, service offerings and geographic reach. We derive acquisition synergies by expanding the pool of project opportunities of our acquired companies through enhancing their service offerings and bidding capacities. Our acquisition philosophy involves retaining the local management team of the acquired business, maintaining operational decisions at the local level and providing strategic insights and leadership through our senior management team. Acquisition integration primarily involves the implementation of our standardized bidding and management information systems across the functional areas of accounting and operations. These management information systems provide acquired companies with the necessary tools to capture and analyze cost and to improve operating results.

Common Processes and Technology Systems. We employ a common set of operational processes and utilize leading technology systems to track all of our operations. These practices and systems are important competitive advantages in several areas of our business. Our uniform estimating and job cost systems, developed for our business and improved internally, offers a critical advantage not only in the procurement of work, but also the procurement of profitable work, by providing an accurate measure of our cost for individual items in a bid. In contrast, we believe many of our competitors have not invested equivalent resources to develop systems with the same level of detail, which can make them less competitive in the bidding process and/or less profitable. We also track and analyze our competitors’ historical bids and bidding tendencies, which provides us with a critical bidding advantage. Since all of our project teams utilize the same processes and are trained to the same standards, our management tools allow us to optimize personnel and equipment usage across our project portfolio during project execution, improving asset utilization and providing significant cost savings.

Experienced Management Team and Supportive Sponsor. Our executive officers are seasoned leaders with complementary skill sets and a track record of financial success spanning over 30 years and multiple business cycles. As the senior executives of the North American arm of an international construction company, our Chief Executive Officer and our Chief Financial Officer built a civil infrastructure company which operated over 50 HMA plants in five states before its sale in 1999. Collectively, they have successfully completed approximately 50 acquisitions in the civil infrastructure sector over the course of their careers. Our five Senior Vice Presidents possess over 150 years of combined management experience with both publicly and privately held civil infrastructure companies operating in the Southeastern United States. In addition, following this offering, SunTx will continue to own a significant economic interest in our Company. After giving effect to this offering and the Reclassification (as defined herein), SunTx will own                  shares of our Class B common stock and     % of the voting power of our outstanding common stock. The Executive Chairman of our board of directors, Ned N. Fleming, III, played a key role in our founding, and we believe that we will continue to benefit from his ongoing involvement following the completion of this offering. Furthermore, we believe that our dual-class capital structure will contribute to the stability and continuity of our board of directors and senior management, allowing them to focus on creating long-term stockholder value.

Our Growth Strategy

Capitalize on Increased State and Federal Spending on U.S. Transportation Infrastructure. There is currently an $836.0 billion backlog of projects to repair deteriorating bridges and highways in the United States. According to the American Society of Civil Engineers, the roads in each of the states in which we operate received infrastructure report cards with a grade of “B-” or “C.” We expect the poor condition of the roads in the markets that we serve to provide consistent opportunities for growth. Funding for projects in these markets will come from a variety of sources. In addition to the FAST Act and other legislative proposals, each state in which we operate maintains a transportation infrastructure fund supported primarily by fuel taxes. Whether by state constitution or statute, these funds are generally protected and required to be used for transportation infrastructure purposes. We are well-positioned to take advantage of increased infrastructure spending due to our broad footprint of existing HMA production facilities designed with significant excess capacity across the Southeastern United States.

Organically Expand Our Geographic Footprint. We believe the economic climate of the Southeastern United States is more favorable than other parts of the country with commensurate population growth trends, which will lead to significant future federal, state and local infrastructure spending. We have the financial and organizational resources to add additional workforce and equipment, and we are highly experienced in developing new plant sites, to expand into adjacent markets. In addition, we maintain strategic partnerships with subcontractors affording additional scalability in labor and equipment. Our financial profile and track record also facilitate significant growth in bonding capacity—a challenge that may prove difficult for smaller, privately held competitors. We continually evaluate opportunities to expand organically in the Southeastern United States.

Consistent Pursuit of Acquisitions. Over the last 16 years, our consistent organic growth has been augmented by the successful acquisition and integration of 15 complementary construction businesses, establishing us as a leading industry consolidator. Our management team has acquired businesses in a variety of economic cycles, with the number of opportunities generally increasing in cyclical downturns. Our senior management team has successfully completed approximately 50 acquisitions over the course of their careers. Our management team’s experience, industry expertise, integrity and strong relationships with industry players allow us to be considered a “buyer-of-choice” with targeted, high-quality prospective targets, most of which are family owned and operated. These advantages, together with the proceeds of this offering and the opportunity to use our equity as a component of acquisition consideration, should further enhance our acquisition prospects. We maintain an acquisition pipeline with a growing number of opportunities to expand our geographic footprint. While most opportunities in our pipeline consist of add-on acquisitions in the Southeastern United States, we also continuously evaluate platform investments that would allow expansion into states in the Southeastern United States.

Consistent with this strategy, on September 22, 2017, we acquired the ongoing sand and gravel mining operations located in Etowah, Elmore and Autauga counties in Alabama for approximately $10.8 million. This acquisition increased our aggregate reserves and will allow us to further capitalize on vertical integration opportunities. We continue to execute this strategy through the proposed acquisition described below under “Recent Developments.”

Continue to Capitalize on Vertical Integration Opportunities. We consume approximately 80% of the HMA we produce and approximately 35% of the aggregates used in the production of HMA are internally sourced. In certain markets, we also mine aggregates, such as sand and gravel, used as raw materials in the production of HMA, which lowers our input costs. We believe there are additional vertical integration opportunities to enhance operational efficiency and allow us to capture additional margin throughout the value chain, including the acquisition or development of additional aggregate sites and liquid asphalt terminals.

Enhance Profitability Through Operational Improvements. We complement sophisticated business practices across our platform with fully integrated management information systems to drive operational efficiencies. With strategic oversight by our management team, operating income margins increased 310 basis points from fiscal

2015 to fiscal 2017. These margin improvements are accomplished through profit optimization plans and leveraging information technology and financial systems to improve project execution and control costs. Moreover, we improve margins on acquired businesses as we standardize business practices across functional areas, including, but not limited to, estimation, project management, finance, information technology, risk management, purchasing and fleet management.

Strengthen and Support Human Capital. We have an experienced and skilled workforce of over 1,800 employees, which we believe is our most valuable asset. Attracting, training and retaining key personnel have been and will remain critical to our success. We will continue to focus on providing our personnel with training, personal and professional growth opportunities, performance-based incentives, stock ownership opportunities and other competitive benefits in order to strengthen and support our human capital base.

Our Industry

We operate in the large and growing highway and road construction industry, which generated approximately $165.0 billion of revenues in 2014. Federal, state and local DOT budgets drive industry performance, with the public sector generating 95% of total industry revenues in 2016. In 2015, the FAST Act was passed, providing visibility and certainty of funding and planning for state DOTs. The FAST Act earmarked $305.0 billion for transportation infrastructure spending through 2020, with highway and transit projects accounting for $205.0 billion and $48.0 billion, respectively. In February 2018, the current administration announced an infrastructure plan to provide $200.0 billion in federal funds over the next ten years with the intent to spur at least $1.5 trillion in infrastructure investments with partners at the state, local and private levels. This plan could also drive an increase in spending on the significant backlog of national and local transportation infrastructure needs. The non-discretionary nature of highway and road construction services and materials supports highly stable and consistent industry growth.

Additionally, there are strong industry tailwinds in each of the five states in which we operate. The Alabama Transportation Rehabilitation and Improvement Program and Rural Assistance Match Program, created in 2012 and 2013, respectively, are initiatives aimed at investing $1.2 billion and $25.0 million, respectively, on the state’s transportation infrastructure. The Florida Department of Transportation received $10.8 billion of funding for the 2017 fiscal year, with $4.1 billion specifically allocated for highway construction projects. In 2015, Georgia passed House Bill 170, replacing 34 short-term funding programs and providing $1.0 billion per year for transportation needs with a focus on the state’s backlog of maintenance projects. In 2017, the North Carolina State Transportation Improvement Program increased the state’s plan from a $320.0 million two-year program to a ten-year program estimated at $1.6 billion in additional transportation revenue. Finally, in 2016, South Carolina passed Act 275, which provides $4.2 billion in transportation infrastructure funding over the next ten years, an increase of $150.0 million per year over prior funding levels, with $2.0 billion directed toward widening and improving existing interstates and $1.4 billion directed toward pavement resurfacing.

Within the highway and road construction industry, we operate in the asphalt paving materials and services segment. Asphalt paving mix is the most common roadway material used today, covering 94% of the more than 2.7 million miles of paved U.S. roadways. We believe asphalt will continue to be the pavement of choice for roads due to its cost effectiveness, durability and reusability, as well as minimized traffic disruption during paving, as compared to concrete.

Competition is constrained in our industry because participants are limited by the distance that materials can be efficiently transported, resulting in a fragmented market of over 13,300 businesses, many of which are local or regional operators. Participants in these markets range from small, privately-held companies focused on a single material, product or market to multinational corporations that offer a wide array of construction materials, products and paving and related services. In each market, our primary competitors are primarily local businesses, with an occasional large, national corporation providing competition.

Recent Developments

In December 2017, we entered into a non-binding letter of intent, and are currently engaged in discussions, on a proposed acquisition of the ongoing operations of a civil infrastructure company, with three HMA plants and sand mining and processing operations in the Southeastern United States. The proposed acquisition is consistent with our strategy to pursue add-on acquisitions in the Southeastern United States to grow our business. In addition, the proposed acquisition would increase our aggregate reserves and allow us to further capitalize on vertical integration opportunities.

The proposed purchase price is $50.0 million, subject to certain adjustments, which would be payable in cash at closing net of certain assumed liabilities. We expect to use a portion of the net proceeds from this offering and additional borrowings under the Term Loan to fund the acquisition. We do not expect this acquisition to be significant under Rules 3-05 and 1-02(w) of Regulation S-X.

Our completion of the proposed acquisition is subject to numerous conditions and contingencies, including the completion to our satisfaction of our due diligence, the negotiation and execution of definitive agreements, and the satisfaction of closing conditions. There cannot be any assurance that: (1) we will complete the proposed acquisition or provide a date by which the transaction will close; (2) the terms of the transaction will not differ, possibly materially, from those described here; or (3) if we complete the acquisition, we will be able to successfully integrate the acquired operations into our business or the acquired operations will result in increased revenue, profitability or cash flow.

Projects and Customers

We provide construction products and services to both public and private infrastructure projects, with an emphasis on highways, roads, bridges, airports, and commercial and residential sites in the Southeastern United States. We provide a wide range of large sitework construction, including site development, paving, and utility and drainage systems construction, and supply the HMA required for the projects. Our projects consist of both new construction and maintenance services. Publicly and privately funded projects accounted for approximately 70% and 30% of our fiscal 2017 construction contract revenues, respectively. Our public customers include federal agencies, state DOTs and local municipalities. Our private clients include commercial and residential developers and local businesses.

Our largest customers are state DOTs. For the fiscal year ended September 30, 2017, the Alabama DOT and the North Carolina DOT accounted for 14.9% and 13.9% of our revenues, respectively. Other than these customers, no other customer accounted for more than 10% of our revenues for such periods, and projects performed for various Departments of Transportation accounted for 41.9% of revenues. Our 25 largest projects accounted for 22.4% of revenues for the fiscal year ended September 30, 2017.

Though larger than our average size project of $1.7 million in fiscal 2017, the selected projects below exhibit the wide range of our service capabilities and provide insight into our most recent organic growth initiative.

Project 1—NORTH CAROLINA DOT I-95 IMPROVEMENTS

INSERT PICTURE	Contract Value: $53.2 million Type of Bid: Fixed Unit Price Targeted Completion Date: February 2021 Key Highlights:
	● Seven miles of widening on I-95 ● Prime contractor ● 306,000 tons of HMA	● Scope of project includes grading, storm water drainage, HMA paving, and construction of bridges and concrete structures

Project Highlights: This project includes grading, storm water drainage, HMA paving and construction of concrete structures, including two new bridges, along a seven mile stretch of I-95 in Johnson County, North Carolina. This project is part of an organic growth initiative to expand our operations in North Carolina. While this project will include existing workforce and equipment, we will also purchase a new HMA plant and establish a new permanent plant site in close proximity to the job site. Not only will this allow us to furnish HMA to this project, but it will also establish a new market for bidding, which we believe will organically expand our geographic footprint for additional bidding opportunities in the future.

Project 2—HUNTSVILLE MADISON COUNTY AIRPORT AUTHORITY—TAXIWAY CHARLIE (GROUP VI PHASE 4B)

INSERT PICTURE	Contract Value: $15.9 million Type of Bid: Fixed Unit Price Completion Date: March 2018 Key Highlights:
	● Airport taxiway construction ● Prime contractor ● 3,500 linear feet of new taxiway construction	● 55,000 tons of aggregate base course ● 38,000 tons of HMA ● Two box culverts

Project Highlights: This project includes grading, storm water drainage, box culverts, aggregate base, HMA paving and airfield lighting for a new taxiway at the Huntsville Madison County International Airport. The Group VI series of projects are being constructed to allow the airport to accommodate Group VI aircraft, such as Boeing 747-8 and Airbus A380. The scope of work, tight tolerances, very short completion timeline and close proximity of our Huntsville HMA plant combine to create a project that fits our competitive position and experience. Phase 4B is a continuation of Phase 4A, which we completed on schedule and within the budget in 2016. Having been the prime contractor for the previous phase of the project was a major advantage for us. Our project team and proven group of subcontractors were already in place and familiar with the project requirements, which provided a distinct bidding advantage.

Project 3—FLORIDA DOT—US-90 IMPROVEMENTS

INSERT PICTURE	Contract Value: $3.8 million Type of Bid: Fixed Unit Price Completion Date: January 2018 Key Highlights:
	● Ten miles of highway construction ● Prime contractor ● 24,000 tons of HMA	● Widening, milling, HMA paving and miscellaneous subcontract work

Project Highlights: We were chosen as the prime contractor for various improvements on US-90. This project requires multiple methods of paving in order to upgrade the serviceability of US-90 in Monticello, Florida. The rural section of this project involves widening shoulders while protecting the scenic Crepe Myrtles trees lining the roadway. The urban section of this project consists of sidewalk repairs, as well as milling, minor drainage, signing, resurfacing and striping. Our Tallahassee, Florida HMA plant is in close proximity, allowing us to efficiently and economically transport materials to the job site.

Project 4—GEORGIA DOT STATE ROUTE 230 RESURFACING

INSERT PICTURE	Contract Value: $2.5 million Type of Bid: Fixed Unit Price Targeted Completion Date: April 2018 Key Highlights:
	● 14 miles of HMA resurfacing ● Prime contractor ● 28,000 tons of HMA	● Miscellaneous subcontract work

Project Highlights: This project involves the placement of an open graded crack relief interlayer of HMA followed by a layer of recycled asphaltic concrete superpave surface mix. Upon completion of the HMA construction on this project, the roadway shoulders will be rehabilitated and the roadway will receive new traffic striping. We will internally source the HMA from our plant located in Cary, Georgia, which is in close proximity to the job site. The close proximity of our HMA plant and our highly efficient paving crews provided us an advantage in the bidding process.

Contract Backlog

Our contract backlog was $364.1 million, $549.9 million and $550.9 million at September 30, 2016, September 30, 2017 and December 31, 2017, respectively.

We generally include a construction project in our contract backlog at the time it is awarded and to the extent we believe funding is probable. Backlog is not a term recognized under GAAP, but it is a common measure used in our industry. Our backlog consists of uncompleted work on contracts in progress and contracts for which we have executed a contract but have not commenced the work. For uncompleted work on contracts in progress we include (i) executed change orders, (ii) pending change orders for which we expect to receive confirmation in the ordinary course of business and (iii) claims that we have made against our customers for which we have determined we have a legal basis under existing contractual arrangements and as to which we consider collection to be probable. Backlog on uncompleted work on contracts in progress was $292.9 million, $457.6 million and $445.3 million at September 30, 2016, September 30, 2017 and December 31, 2017, respectively. Our backlog also includes low bid/no contract jobs which consist of (i) public bid jobs where we were the low bidder and no contract has been executed and (ii) private work jobs where we have been notified we are the low bidder or have been given a notice to proceed, but no contract has been executed. Low bid/no contract backlog was $71.2 million, $92.3 million and $105.5 million at September 30, 2016, September 30, 2017 and December 31, 2017, respectively. At December 31, 2017, we expect approximately 62% of our contract backlog will be completed during the current fiscal year.

Certain customer contracts contain options that are exercisable at the discretion of our customer to award additional work to us, without requiring us to go through an additional competitive bidding process. In addition, some customer contracts also contain task orders that are signed under master contracts pursuant to which we perform work only when the customer awards specific task orders to us. Awarded contracts that include unexercised contract options and unissued task orders are included in contract backlog to the extent such options are exercised or the issuance of such task orders is probable.

Substantially all of the contracts in our contract backlog, as well as unexercised contract options and unissued task orders, may be canceled or modified at the election of the customer. Historically, we have not experienced material amounts of contract cancellations or modifications. Many projects are added to our contract backlog and completed within the same fiscal year and therefore may not be reflected in our beginning or year-end contract backlog. Contract backlog does not include external sales of HMA and aggregates. See “—Types of Contracts and Contract Management.”

Information Systems

We utilize standardized information technology systems across all areas of bidding, plant production, job management, and accounting for the purpose of enhanced procurement of work, project execution and financial controls. We provide information technology oversight and support from our corporate headquarters in Dothan, Alabama. The operational information systems we employ throughout our company are industry specific applications that in some cases have been internally or vendor modified and improved to fit our operations. Our enterprise resource planning software is integrated with our operational information systems wherever possible to deliver relevant, real-time operational data to designated personnel. The company-wide standardization of our information systems allows for the efficient integration of newly acquired companies. Accounting and operations personnel of acquired companies are trained not only by our information technology support staff, but by long-tenured employees in our organization with extensive experience using our systems. We believe our information systems provide our people with the tools to execute their individual job function and achieve our strategic initiatives.

Competition

We compete against multiple competitors in all of the markets in which we operate. Our competitors typically range from small, family-owned companies focused on a single material, product or market to multinational corporations that offer a wide array of construction materials, products and paving and related services. In each market, our primary competitors are usually local businesses, and occasionally, a large, national corporation. Based on our project management experience, financial strength, reputation for quality, aggregate materials availability, operating efficiencies and location advantages, we believe we are well-positioned to compete effectively in the markets in which we operate.

Types of Contracts and Contract Management

Types of Contracts

Our customer contracts are primarily fixed unit price contracts. Pricing on a fixed unit price contract is typically based on approved quantities. We also from time to time enter into fixed total price contracts, also known as lump sum contracts, which require that the total amount of work be performed for a single price. Another type of contract we enter into less frequently are design build contracts, which are generally performed under special fixed unit price arrangements. Our contracts generally take four to nine months to complete. During fiscal year 2017, our average contract amount was $1.7 million. For the majority of our customer contracts, upon completion and final acceptance, we receive our final payment upon completion of the necessary contract closing documents and our obligations to the owner are final at that point. On some contracts, we are required to furnish a warranty on our construction. These warranties, when required, are usually one year in length but can range up to three years according to the owners’ specifications. Historically, warranty claims have not been material to our business.

Contract Management

We identify potential contracts through a variety of sources, including: (i) subscriber services that consolidate and alert us to contracts open for bidding; (ii) posted solicitations by federal, state and local governmental entities through agency websites, disclosure of long-term infrastructure plans or advertising and other general solicitations; (iii) our business development efforts; and (iv) communications with other participants in our industry. We take into consideration several factors that can create variability in contract performance and our financial results compared to our bid assumptions and methodologies on a contract. As a result, after determining the potential contracts that are available, we decide which contracts to pursue based on a non-exclusive list of factors, which include relevant skills required by the contract, the contract size and duration, availability of our personnel and equipment, size and makeup of our current contract backlog, our competitive advantages and disadvantages, our prior experience, the contracting agency or customer, the source of contract funding, geographic location, likely competition, construction risks, gross margin opportunities, penalties or incentives and type of contract.

To ensure the successful completeness and accuracy of our original bid analysis, the bid preparation for potential projects typically involves three phases.

●	Phase One: We review the plans and specifications of the project so that we can identify (i) the various types of work involved and related estimated materials, (ii) the contract duration and schedule, and (iii) any unique or risky aspects of the project.

●	Phase Two: We estimate the cost and availability of labor, materials and equipment, subcontractors and the project team required to complete the contract in accordance with the plans, specifications and construction schedule. Substantially all of our estimates are made on a per unit basis for each bid item, with the typical contract containing 50 to 200 bid items.

●	Phase Three: Management conducts a detailed review of the estimate. This review includes an analysis of assumptions regarding cost, the approach, means and methods of completing the project, assumptions regarding staffing and productivity and assumptions regarding risk. After concluding this detailed review of the cost estimate, management determines the appropriate profit margin to calculate the total bid amount. This profit amount varies according to management’s perception of the degree of difficulty of the contract, the existing competitive climate, and the size and makeup of our contract backlog. Throughout this process, we work closely with our project managers so that all issues concerning a contract, including any risks, can be better understood and addressed as appropriate.

To ensure subcontracting costs used in tendering bids for construction contracts do not change, we obtain firm quotations from our subcontractors before submitting a bid. Also, to mitigate the risk of material price changes, we obtain “not to exceed” quotations from our suppliers, which, for projects of longer duration, usually contain price escalator provisions. These quotations typically include quantity guarantees that are tied to our prime contract. We have no obligation for materials or subcontract services beyond those required to complete the respective contracts that we are awarded for which quotations have been provided.

After a contract has been awarded and during the construction phase, we monitor our progress by comparing actual costs incurred and quantities completed to date with budgeted amounts and the project schedule. Monthly, we review our estimate of total forecasted revenue, cost and expected profit for each contract.

During the normal course of some projects, we or our customer may initiate modifications or changes to the original contract to reflect, among other things, changes in quantities, specifications or design, method or manner of performance, facilities, materials, site conditions and period for completion of the work.

Generally, the scope and price of these modifications are documented in a “change order” to the original contract and reviewed, approved and paid for in accordance with the normal change order provisions of the contract. Occasionally, we are asked to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original contract plans and specifications or, even if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the customer. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other work on the contract (or on other contracts) and our ability to meet contract milestone dates. Historically, we have been successful at managing the impacts caused by change orders, and change orders have not had a material adverse effect on our business.

Most contracts with governmental agencies provide for termination at the convenience of the customer, with requirements to pay us for work performed through the date of termination. The termination of a government contract for the convenience of the owner is an extremely rare occurrence. Many of our contracts contain provisions that require us to pay liquidated damages if specified completion schedule requirements are not met. Historically, we have not been materially adversely affected by liquidated damages provisions.

We act as prime contractor on most of our construction projects. As prime contractor, we are responsible for the performance of the entire contract, including subcontract work. To manage the risk of non-performance by our subcontractors, we typically require the subcontractor to furnish a bond or other type of security to guarantee its performance and/or we retain payments in accordance with contract terms until their performance is complete. Disadvantaged business enterprise regulations require us to use our good faith efforts to subcontract a specified portion of contract work done for governmental agencies to certain types of disadvantaged contractors or suppliers.

Insurance and Bonding

We maintain general and excess liability, property, workers’ compensation and medical insurance, all in amounts consistent with industry practice.

In the ordinary course of our business, we are generally required to provide various types of surety bonds that provide an additional measure of security to the customer for our performance under certain public and private sector contracts. Our ability to obtain surety bonds depends upon our capitalization, working capital, past performance, management expertise and external factors, including the capacity of the overall surety market.

Surety companies consider such factors in light of the amount of our contract backlog that we have bonded and their underwriting standards. The capacity of the surety market is subject to market-based fluctuations driven primarily by the level of surety industry losses and the degree of surety market consolidation. Some of our competitors may be limited in the projects they can bid because of bidding and bonding capacity constraints. Our track record of successful project execution and profitability, coupled with a strong balance sheet, provide us with ample bidding and bonding capacity, which allows us to bid a large number of projects simultaneously. Since our inception, we have never been prohibited from pursuing a project due to bidding and bonding requirements.

Raw Materials

We purchase raw materials, including, but not limited to, diesel fuel, liquid asphalt, other petroleum-based resources, sand and rock from numerous sources. With few exceptions, we do not enter into long-term agreements to purchase raw materials. We receive quotes from suppliers, most with a “not to exceed” price for the quoted product over the life of a project. In the HMA production process, components of a mix include virgin aggregates, such as sand and rock, liquid asphalt, and reclaimed asphalt pavement (“RAP”). We are able to internally supply RAP, a byproduct of asphalt resurfacing projects, to all of our HMA plants, and virgin aggregates in some of our market areas. The majority of our HMA plants sit in or near suppliers’ rock quarries, thereby reducing the hauling cost of material to our plant. The price and availability of raw materials may vary from year to year due to market conditions and production capacities. We do not expect a lack of availability of any raw materials over the next twelve months.

Seasonality

The activity of our business fluctuates due to seasonality because our business is primarily conducted outdoors. Therefore, seasonal changes and other weather-related conditions, in particular extended rainy and cold weather in the spring and fall and major weather events, such as hurricanes, tornadoes, tropical storms and heavy snows, can adversely affect our business and operations through a decline in both the use of our products and the demand for our services. In addition, construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during our third and fourth fiscal quarters typically result in higher activity and revenues during those quarters. Our first and second fiscal quarters typically have lower levels of activity due to weather conditions. Our third fiscal quarter varies greatly with spring rains and wide temperature variations. A cool, wet spring increases drying time on projects, which can delay sales in the third fiscal quarter, while a warm dry spring may enable earlier project startup.

Employees

We have an experienced and skilled workforce. Attracting, training and retaining key personnel have been and will remain critical to our success. Through the use of our management information systems, on-the-job training, and educational seminars, employees are trained to understand the importance of project execution. We place additional focus on training relative to estimating, project management and project cost control. Our crews typically specialize in a specific phase of construction, such as grading or paving, with each crew member assigned to a specific task in order to maximize daily production. A core tenet of our organizational philosophy is to promote from within and offer advancement opportunities at all levels of employment to incentivize professional excellence, which helps us retain talented employees. Moreover, we proactively recruit additional talent in both conventional and creative manners to fill open positions when promoting internally is not an option.

At December 31, 2017, we employed approximately 525 salaried employees and 1,325 hourly employees. The total number of hourly personnel is subject to the volume of projects in progress and is seasonal. During fiscal

2017, the number of hourly employees ranged from approximately 1,200 to 1,350 and averaged approximately 1,300. We are not subject to any collective bargaining agreements with respect to any of our employees. We believe that we have strong relationships with our employees.

Training and Safety

We place a high emphasis on the safety of the public, our customers and our employees. To that end, we conduct extensive safety training programs, which have allowed us to maintain a high safety level at our worksites. All newly-hired employees undergo an initial safety orientation, and for certain types of projects and processes, we conduct specific hazard training programs. Our project foremen and superintendents conduct on-site safety meetings, and our full-time safety inspectors make random site safety inspections and perform assessments. In addition, certain operational employees are required to complete an OSHA-approved and/or MSHA-approved safety course. Moreover, we promote a culture of safety by encouraging employees to immediately correct and report all unsafe conditions.

Environmental Regulations

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the environmental, health and safety aspects of our operations or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations on our operations, including:

●	the acquisition of a permit or other approval before conducting regulated activities;

●	the restriction of the types, quantities and concentration of materials that can be released into the environment;

●	the limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas;

●	the application of specific health and safety criteria addressing worker protection; and

●	the imposition of substantial liabilities for pollution resulting from our operations.

Such federal laws include the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act, governing solid and hazardous waste management, the Clean Air Act and the Clean Water Act, protecting air and water resources, and the Toxic Substances Control Act, governing the management of hazardous materials, in addition to analogous state laws. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended, including for mining purposes.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the construction industry could continue, resulting in increased costs of doing business and consequently affecting profitability.

We have incurred, and may in the future incur, significant capital and operating expenditures to comply with such laws and regulations. To the extent laws are enacted or other governmental action is taken that restricts our operations or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected.

We regularly monitor and review our operations, procedures, and policies for compliance with our operating permits and related laws and regulations. We believe that our operations and facilities, whether owned or leased, are in substantial compliance with applicable environmental laws and regulations and that any non-compliance is not likely to have a material adverse effect on our operations or financial condition.

Industrial operations, including equipment maintenance and storage, asphalt manufacturing and processing, underground storage tank usage, and other storage and use of hazardous materials and petroleum products, have been and/or are conducted at our facilities for, in some cases, over fifty (50) years. While we have conducted our operations in substantial compliance with applicable environmental laws, we have, from time to time, identified contamination associated with these activities at several of our facilities, including at our offices and shops located in Raleigh, NC. We have incurred costs for the investigation and remediation of hazardous substances and petroleum products identified at several facilities and investigation and remediation activities are ongoing at several facilities. In addition, additional investigation would be required to rule out such contamination at our HMA plants in Clanton, AL, Fort Payne, AL, Guntersville, AL and Raleigh, NC. We may also become subject to similar liabilities in connection with prior and future acquisitions. We do not believe that liabilities associated with known or potential contamination at any of our facilities will have a material adverse effect on our operations or financial condition.

Properties

Our headquarters are located in a 7,000 square foot owned office space in Dothan, Alabama. At March 31, 2018, we operated 27 HMA plants and had 30 office locations and six quarries. We believe all of our properties are suitable for their intended use and that our facilities are adequate to conduct our operations. However, we routinely evaluate the purchase or lease of additional properties or the consolidation of our properties, as our business needs change.

The following table sets forth specifics of the properties that we own or lease.

Property Location	Owned/Leased	Quarry	HMA Plant	Office Space
Alabama
Andalusia	Leased	—	—	X
Ariton	Owned	—	X	X
Brantley	Leased	—	X	—
Calera	Leased	—	X	—
Clanton	Owned	—	X	X
Deatsville	Owned	X	—	X
Decatur	Owned	—	X	X
Dothan	Leased	—	—	X
Dothan (headquarters)	Owned	—	—	X
Ft. Payne	Leased	—	X	—
Gadsden	Owned	X	—	X
Guntersville	Leased	—	—	X
Guntersville	Leased	—	X	—
Headland	Owned	—	X	X
Huntsville	Owned	—	X	—
Huntsville	Owned	—	—	X
Lacon	Leased	—	X	—
Montgomery	Leased	—	—	X
Montgomery	Owned	—	—	X
Montgomery	Owned	—	X	X
Owens Cross Roads	Leased	—	—	X
Pelham	Leased	—	—	X
River Falls	Leased	—	X	—
Scottsboro	Owned	—	X	—
Shorter	Owned	X	—	X
Shorter	Owned	—	X	—
Shorter	Leased	X	—	—
Skyline	Leased	X	—	X
Florida
Freeport	Owned	—	X	X
Freeport	Owned	X	—	—
Hosford	Owned	—	—	X
Panama City	Owned	—	X	X
Plant City	Owned	—	X	X
Tallahassee	Owned	—	X	X
Tallahassee	Owned	—	—	X
Wildwood	Owned	—	X	X
Georgia
Cochran	Owned	—	—	X
Cochran	Owned	—	X	X
Oak Park	Leased	—	X	—
Surrency	Owned	—	X	X

Property Location	Owned/Leased	Quarry	HMA Plant	Office Space
North Carolina
Holly Springs	Leased	—	X	—
Kenly	Leased	—	X	—
Knightdale	Leased	—	X	—
Raleigh	Owned	—	—	X
Raleigh	Leased	—	—	X
Raleigh	Leased	—	X	—
Wake Forest	Leased	—	X	—

Intellectual Property

We own Internet domains in the United States that we use in connection with our business. We do not own or license any patents.

Legal Proceedings

Due to the nature of our business, we are involved in routine litigation or subject to other disputes or claims related to our business activities, including workers’ compensation claims and employment-related disputes. In the opinion of our management, none of the pending litigation, disputes or claims against us, if decided adversely to us, would have a material adverse effect on our financial condition, cash flows or results of operations.

MANAGEMENT

Directors and Executive Officers

Set forth below is the name, age, position and a brief description of the business experience of each of our directors and executive officers at April 6, 2018.

Name	Age	Position
Ned N. Fleming, III	57	Executive Chairman of the Board of Directors and Director
Charles E. Owens	68	President, Chief Executive Officer and Director
R. Alan Palmer	66	Executive Vice President and Chief Financial Officer
M. Brett Armstrong	57	Senior Vice President
Robert P. Flowers	58	Senior Vice President
John L. Harper	53	Senior Vice President
F. Julius Smith, III	48	Senior Vice President
John A. Walker	61	Senior Vice President
Craig Jennings	59	Director
Mark R. Matteson	54	Director
Michael H. McKay	56	Director
Stefan L. Shaffer	61	Director

Ned N. Fleming, III is one of the founders of our Company and has served as Executive Chairman of our board of directors since our inception. He has served as Managing Partner of SunTx since 2001. He also serves as Chairman of the board of directors of NationsBuilders Insurance Services, Inc., Ranger Offshore, Inc. and Big Outdoor LLC, and as a member of the board of directors of Veritex Holdings, Inc. (Nasdaq: VBTX). Mr. Fleming previously served as a member of the board of directors of DF&R Restaurants, Inc., a formerly publicly traded restaurant operator, and Spinnaker Industries, Inc., a publicly traded material manufacturing company. Prior to co-founding SunTx in 2001, Mr. Fleming served as President and Chief Operating Officer of Spinnaker Industries, Inc. until its sale in 1999. Prior to that, Mr. Fleming worked at a Dallas-based private investment firm, where he led acquisitions in the food and beverage and defense industries. Mr. Fleming received a Master of Business Administration with distinction from Harvard Business School and a Bachelor of Arts in Political Science from Stanford University. Due to his role with our Company since our inception, Mr. Fleming has significant knowledge of us and our industry, which we believe makes him well-qualified to serve as a director of our Company.

Charles E. Owens is one of the founders of our Company and has served as our President and Chief Executive Officer since its inception. He has been a member of our board of directors since 2001 and has overseen the successful acquisition and integration of 15 companies. From 1990 until its sale in 1999, Mr. Owens was President and Chief Executive Officer of Superfos Construction U.S., Inc. (“Superfos”), the North American operation of Superfos a/s, a publicly held Danish company. During his tenure at Superfos, he oversaw the successful acquisition and integration of approximately 35 companies, turning Superfos into one of the largest highway construction companies in the United States. Prior to 1990, Mr. Owens was President of Couch Construction, Inc., a subsidiary of Superfos headquartered in Dothan, Alabama. Mr. Owens received a Bachelor of Business Administration from Troy University. Due to his role with our Company since our inception, Mr. Owens has significant knowledge of us and our industry, which we believe makes him well-qualified to serve as a director of our Company.

R. Alan Palmer is one of the founders of our Company and has served as our Executive Vice President and Chief Financial Officer since 2006. Between 2001 and 2006, Mr. Palmer provided consulting services to the Company.

Prior to 2000, Mr. Palmer was Vice President and Chief Financial Officer of Couch Construction, Inc. and Superfos. Mr. Palmer has been principally involved in the acquisition and integration of approximately 50 companies alongside Mr. Owens over the course of his career. Mr. Palmer is a Certified Public Accountant. Mr. Palmer received a Bachelor of Science in Accounting from Auburn University.

M. Brett Armstrong has served as our Senior Vice President since 2017 and has served as Chief Operating Officer of Wiregrass Construction Company, Inc. (“WCC”), a subsidiary of our Company acquired in 2002, since 2008 and as Vice President and Area Manager of WCC from 2000 to 2008. Mr. Armstrong has over 30 years of construction management experience. Prior to joining WCC, he was Area Manager over the Columbus, Georgia division of Ashland Paving and Construction, Inc. Prior to that, he was Area Manager over the Columbus, Georgia division of Superfos. Mr. Armstrong holds a Bachelor of Science in Civil Engineering from Auburn University.

Robert P. Flowers has served as our Senior Vice President since 2017 and has served as President of C.W. Roberts Contracting, Inc. since joining our Company in 2013. Mr. Flowers has over 30 years of construction management experience. Prior to joining our Company, he was Executive Vice President of Estimating and Construction for Barlovento, LLC, a general contractor performing civil and commercial construction throughout the United States. Prior to that, Mr. Flowers was the Georgia Platform President of Superfos.

John L. Harper has served as our Senior Vice President since 2017 and has served as President of WCC, a subsidiary of our Company acquired in 2002, since 1996. Mr. Harper has over 30 years of construction management experience. Prior to becoming President of WCC, he served as Vice President of Estimating/Project Management. An active member of several state and national highway construction organizations, Mr. Harper currently serves as the Second Vice Chairman of the National Asphalt Pavement Association. Mr. Harper received a Bachelor of Science in Finance from Auburn University.

F. Julius Smith, III has served as our Senior Vice President since 2017 and has served as President of Fred Smith Construction, Inc., a subsidiary of our Company acquired in 2011, since 2009. With over 20 years of construction management experience, Mr. Smith previously served as Chief Operating Officer of Fred Smith Construction, Inc. from 2005 to 2009. Prior to that, he held various other positions within Fred Smith Construction, Inc. and also served in the supply corp of the U.S. Navy. Mr. Smith received a Master of Business Administration and a Bachelor of Arts in History from Wake Forest University.

John A. Walker has served as our Senior Vice President since 2017 and previously served as Vice President of Business Development since joining our Company in 2009. Mr. Walker has over 30 years of experience in the construction industry. Before joining our Company, he was a Regional Vice President at Oldcastle Materials, Inc. Prior to that, he was the Alabama Platform President of Superfos. Mr. Walker is a Licensed Professional Engineer and holds a Bachelor of Science in Civil Engineering from Auburn University.

Craig Jennings has served as a member of our board of directors since 2017. Since 2001, he has been a partner and Chief Financial Officer of SunTx. He also serves as Chairman of the board of directors of Interface Security Systems Holdings, Inc. and as a member of the board of directors of Ranger Offshore, Inc. Prior to co-founding SunTx, Mr. Jennings was Vice President of Finance and Treasurer of Spinnaker Industries, Inc., a publicly traded materials manufacturing company, until its sale in 1999. Prior to that, Mr. Jennings held senior finance positions at a publicly traded oil field services company and a publicly traded food and beverage company. Prior to that, Mr. Jennings was a Senior Audit Manager with Ernst & Young LLP. Mr. Jennings received his Bachelor of Business Administration from the University of Toledo and is a Certified Public Accountant. We believe that Mr. Jenning’s investment, financial and directorship experience makes him well-qualified to serve as a director of our Company.

Mark R. Matteson has served as a member of our board of directors since our inception and was appointed as Chairman of our Audit Committee in 2008. Since 2001, he has been a partner of SunTx. Prior to co-founding SunTx in 2001, Mr. Matteson was Vice President of Corporate Development of Spinnaker Industries, Inc., a publicly traded materials manufacturing company, until its sale in 1999. He currently serves as Chairman of the board of directors of Carolina Beverage Group and as a member of the board of directors of NationsBuilders Insurance Services, Inc. Mr. Matteson received a Master of Business Administration from Georgetown University and a Bachelor of Arts in Foreign Service and International Politics from The Pennsylvania State University. Due to his role with our Company since our inception, Mr. Matteson has significant knowledge of us and our industry, which we believe makes him well-qualified to serve as a director of our Company.

Michael H. McKay has served as a member of our board of directors since 2002 and was appointed to our Audit Committee in 2008. Mr. McKay has been an Advisory Partner at Bain & Company since 2009. He also serves as a member of the board of directors of Big Outdoor Holdings, LLC and Hubbardton Forge, LLC. Since joining Bain & Company in 1987, he helped found its Private Equity Group and has evaluated and developed strategies for hundreds of businesses. From 2004 to 2006, Mr. McKay served as Chief Investment Officer of a principal investment firm based in Washington D.C., making public and private investments, and was Managing Partner of a Boston-based hedge fund from 2006 to 2009. Mr. McKay is also a Senior Lecturer at the Brandeis International Business School, where he has served on the faculty since 2010. Mr. McKay received a Master of Business Administration from The University of Chicago Graduate School of Business, where he received the Mayer Prize as top graduating student, and a Bachelor of Arts with high distinction in Economics from Harvard University. We believe that Mr. McKay’s experience analyzing, financing and investing in public and private companies makes him well-qualified to serve as a director of our Company.

Stefan L. Shaffer has served as a member of our board of directors since 2017. Mr. Shaffer is the Managing Partner of SPP Capital Partners, a middle market investment banking and asset management firm, which he co-founded in 1989. Prior to founding SPP Capital Partners, Mr. Shaffer was a Vice President in the Private Placement Group at Bankers Trust Company from 1986 to 1989, and worked as attorney with the law firm of White & Case from 1982 to 1986. Mr. Shaffer received a Juris Doctor from Cornell University Law School and a Bachelor of Arts from Colgate University. We believe that Mr. Shaffer’s experience analyzing, financing and advising public and private companies makes him well-qualified to serve as a director of our Company.

Board of Directors

The number of members of our board of directors will be determined from time to time by resolution of our board of directors. Currently, our board of directors consists of six persons. Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year.

Director Independence and Controlled Company Exemption

Because SunTx will beneficially own a majority of the voting power of our outstanding common stock following the completion of this offering, we expect to be a controlled company under the corporate governance standards of The Nasdaq Stock Market LLC. As a controlled company, we will not need to comply with the applicable rules that would otherwise require our board of directors to have a majority of independent directors and our Compensation Committee and our Nominating and Governance Committee to be independent. Notwithstanding our status as a controlled company, we will remain subject to the applicable rules that require that our Audit Committee is composed entirely of independent directors, subject to a permitted “phase-in” period within one year of listing.

Following the completion of this offering, we intend to utilize some or all of the exemptions available to controlled companies. If at any time we cease to be a controlled company, we will take all action necessary to comply with the listing rules of The Nasdaq Stock Market LLC, including appointing a majority of independent directors to our board of directors and ensuring our Compensation Committee and our Nominating and Corporate Governance Committee are each composed entirely of independent directors, subject to any permitted “phase-in” periods. We will cease to qualify as a controlled company once SunTx ceases to own a majority of the voting power of our outstanding common stock.

To qualify as “independent” under the listing standards of The Nasdaq Stock Market LLC, a director must meet objective criteria set forth in the listing standards of The Nasdaq Stock Market LLC, and our board of directors must affirmatively determine that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) that would interfere with his or her exercise of independent judgment in carrying out his or her responsibilities as a director. The independence criteria of The Nasdaq Stock Market LLC include that the director not be our employee and not have engaged in various types of business dealings with us.

Our board of directors will review all direct or indirect business relationships between each director (including his or her immediate family members) and us, as well as each director’s relationships with charitable organizations, to assess director independence as defined in the listing standards of The Nasdaq Stock Market LLC.

Board Observer Rights

In connection with The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), Thrivent Financial for Lutherans (“Thrivent”) and USS-Constitution Partnership Fund, L.P. being limited partner investors in SunTx CPI Expansion Fund, L.P., a limited partnership (“SunTx CPI Expansion Fund”), which is one of our largest shareholders and controlled by SunTx, we entered into side letters with each of them pursuant to which each has the right to designate one representative to attend each meeting of our board of directors and any committee thereof. In certain limited circumstances, we have agreed to reimburse Northwestern Mutual and Thrivent for all reasonable out-of-pocket costs incurred by its representative in connection with traveling to and from and attending each Board meeting.

Committees of our Board of Directors

We currently have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance committee. We may have such other committees as our board of directors shall determine from time to time. Each of our committees has the composition and responsibilities described below.

Audit Committee

Rules implemented by The Nasdaq Stock Market LLC and the SEC require us to have an audit committee comprised of at least three directors, each of whom meets the independence and experience standards established by The Nasdaq Stock Market LLC and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our Audit Committee consists of the following members: Messrs. Matteson, McKay and Shaffer. Our board of directors has determined that                qualifies as an “audit committee financial expert” (as defined in Item 407(d)(5) of Regulation S-K) and that Messrs. Shaffer and McKay are independent (as defined in Rule 10A-3 of the Exchange Act and under the listing standards of The Nasdaq Stock Market LLC). As required by the rules of the SEC and listing standards of The Nasdaq Stock Market LLC, our Audit Committee will consist of a majority of independent members within 90 days of the date our Class A common stock is listed on The Nasdaq Stock Market LLC and will be composed solely of independent directors within one year of such listing date.

Our Audit Committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to our independent accountants, the performance of our independent accountants and our accounting practices. In addition, our Audit Committee oversees our compliance programs relating to legal and regulatory requirements. We have a charter defining our Audit Committee’s primary duties, a copy of which will be available on our website.

Compensation Committee

Our Compensation Committee consists of the following members: Messrs. Matteson, Fleming, III and Schaffer. Our Compensation Committee establishes salaries, incentives and other forms of compensation for our officers and other employees. Our Compensation Committee also administers our incentive compensation and benefit plans. We have a charter defining our Compensation Committee’s primary duties, a copy of which will be available on our website.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of the following members: Messrs. Fleming, III, Owens and Matteson. Our Nominating and Corporate Governance Committee identifies, evaluates and recommends qualified nominees to serve on our board of directors, develops and oversees our internal corporate governance processes and maintains a management succession plan. We have a charter defining our Nominating and Corporate Governance Committee’s primary duties, a copy of which will be available on our website.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable federal securities laws and the corporate governance rules of The Nasdaq Stock Market LLC. Any waiver of this code of business conduct and ethics may be made only by our board of directors and will be promptly disclosed as required by applicable federal securities laws and the corporate governance rules of The Nasdaq Stock Market LLC.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines.

EXECUTIVE COMPENSATION

Our Named Executive Officers are:

Name(1)	Principal Position
Charles E. Owens	President and Chief Executive Officer
R. Alan Palmer	Executive Vice President and Chief Financial Officer
F. Julius Smith, III	Senior Vice President

(1)	As an “emerging growth company” our “Named Executive Officers” consist of the individuals who served as our principal executive officer and our two other most highly compensated officers who served as executive officers during our last completed fiscal year.

2017 Summary Compensation Table

The following table provides information regarding the compensation of our Named Executive Officers during the fiscal year ended September 30, 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Charles E. Owens	2017	450,000	715,000	—	22,244	1,187,244
President and Chief Executive Officer

R. Alan Palmer	2017	307,692	360,000	—	24,168	691,860
Executive Vice President and Chief Financial Officer

F. Julius Smith, III	2017	396,250	565,000	412,062	22,042	1,395,354
Senior Vice President

(1)	The amounts in this column consist of the Named Executive Officer’s cash incentive bonus awards, which we award on a discretionary basis based on our board of directors’ determination of our Company’s performance. In addition, in the case of Mr. Smith, the amount shown includes $300,000 of cash retention payments made pursuant to his employment and non-competition agreement.

(2)	The amount in this column represents the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718 and excludes the effect of estimated forfeiture. For assumptions used in determining the fair value of option awards, see Note 13 (Equity-based Compensation) to our consolidated financial statements included elsewhere in this prospectus.

(3)	The amounts shown include the following items: (a) for Mr. Owens, the value of personal use of a Company-owned vehicle, Company-paid premiums for long-term care benefits, 401(k) plan matching contributions and Company-paid premiums for long-term disability insurance; (b) for Mr. Palmer, the value of personal use of a Company-owned vehicle, Company-paid premiums for long-term care benefits, 401(k) plan matching contributions and Company-paid premiums for long-term disability insurance; and (c) for Mr. Smith, the value of personal use of a Company-owned vehicle, 401(k) plan matching contributions and Company-paid premiums for life insurance.

Employment or Other Agreements

Mr. Smith

On June 27, 2014, FSC II, LLC (“FSC”), our indirect wholly owned subsidiary, entered into an employment and non-competition agreement with Mr. Smith, pursuant to which Mr. Smith serves as President of FSC. The initial term of the agreement continues until June 30, 2019. The agreement provides for Mr. Smith to receive during the initial term an annual base salary of not less than $350,000 (which was increased to $400,000 on January 1, 2017). At the end of the initial term, the agreement automatically extends on a month-to-month basis, unless either party provides written notice of termination before the end of the month in which the agreement is to be terminated. In addition, Mr. Smith receives monthly retention payments of $25,000 until June 30, 2019, unless his employment is terminated earlier by either party. Mr. Smith may from time to time be eligible to receive a discretionary bonus as we may determine.

Mr. Smith is eligible for the benefits and holidays offered to other FSC employees. Mr. Smith is entitled to family medical coverage and dental insurance at the expense of FSC under any health or dental insurance plan maintained by FSC for its employees, and to 15 days of paid vacation each year. Mr. Smith also is entitled to an FSC-provided cellular phone and to the use of an FSC-provided automobile in his conduct of FSC business for which FSC bears the maintenance costs. For as long as FSC is making retention payments to Mr. Smith, FSC will maintain and pay for a term life insurance policy on Mr. Smith’s life in the amount of $2.0 million, for which Mr. Smith may designate the beneficiary or beneficiaries.

Equity Incentive Plans and Agreements

Non-Plan Stock Option Agreements

On March 31, 2010, we granted a non-plan stock option to Grace, Ltd., a company controlled by Mr. Owens. The option provides for the purchase of 9,475.15 shares of our common stock at an exercise price of $143.60 per share. The expiration date for the option is July 1, 2018. We intend to amend the option to extend the expiration date to July 1, 2021. The foregoing information regarding Mr. Owens’s stock option does not give effect to the Reclassification.

On March 31, 2010, we granted a non-plan stock option to Mr. Palmer. The option provides for the purchase of 15,647.15 shares of our common stock at an exercise price of $143.60 per share. The expiration date for the option is July 1, 2018. We intend to amend the option to extend the expiration date to July 1, 2021. The foregoing information regarding Mr. Palmer’s stock option does not give effect to the Reclassification.

On March 7, 2017, we granted a non-plan stock option to Mr. Smith. The option provides for the purchase of 2,960 shares of our common stock at an exercise price of $1.00 per share. The option was fully vested upon the date of grant, but is exercisable only during a change of control, as defined in the option agreement. The option expires on the earlier of (i) the termination of Mr. Smith’s services, whether as our employee, director or consultant, (ii) March 7, 2027, and (iii) the occurrence of a change of control, after which all unexercised options will be cancelled. The foregoing information regarding Mr. Smith’s stock option does not give effect to the Reclassification.

Construction Partners, Inc. 2016 Equity Incentive Plan

The Construction Partners, Inc. 2016 Equity Incentive Plan (the “2016 Plan”) was adopted by our Company, and approved by our stockholders, on August 19, 2016. The purpose of the 2016 Plan is to enable us and our related companies to obtain and retain the services of employees, consultants and directors who will contribute to our long range success and to provide incentives that are linked directly to increases in share value which will inure to the benefit of all stockholders. The 2016 Plan provides for the grant of awards of options, restricted stock and restricted stock units, performance awards, stock appreciation rights and other stock-based awards, and is administered by our Compensation Committee. Subject to adjustment in the event of any distribution, recapitalization, stock split, merger, consolidation or similar corporate event, the maximum number of shares available for awards under the 2016 Plan is 15,000 shares of our common stock. If an award under the 2016 Plan is cancelled, expires or otherwise terminates, or is forfeited or settled for cash and not in shares, the shares subject to such award will revert to, and again be available for new awards under, the 2016 Plan.

During the year ended September 30, 2016, we granted to certain employees options to purchase 10,000 shares of the Company’s common stock. At December 31, 2017, all 10,000 of the stock options issued under the 2016 Plan have been exercised, and there were zero outstanding option awards under the 2016 Plan.

On February 23, 2018, we granted certain officers and other employees an aggregate of 5,000 restricted shares of our common stock under the 2016 Plan, 2,500 of which vested on the date of grant and 2,500 of which will vest on July 1, 2018. Specifically, Mr. Palmer was granted 1,400 restricted shares of our common stock, 700 shares of which vested on the date of grant and 700 shares of which will vest on July 1, 2018.

As of March 31, 2018, there are zero shares of our common stock available for additional awards under the 2016 Plan, subject to the provision of the 2016 Plan relating to the return of shares to the share reserve upon cancellation, expiration, termination, forfeiture or cash settlement.

Construction Partners, Inc. 2018 Equity Incentive Plan

Prior to the completion of this offering, we anticipate that our board of directors will adopt an amendment and restatement of the 2016 Plan and rename it the Construction Partners, Inc. 2018 Equity Incentive Plan (the “Restated Plan”) pursuant to which our employees, directors and consultants (and those of our affiliates), including our Named Executed Officers, will be eligible to receive awards. We anticipate that the Restated Plan will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards and performance awards intended to align the interests of participants with those of our stockholders. The following description of the Restated Plan is based on the form we anticipate adopting, but the Restated Plan has not yet been adopted and the provisions below remain subject to change. As a result, the following description is qualified in its entirety by reference to the Restated Plan once adopted.

Eligibility

Employees, non-employee directors and consultants of us and our affiliates will be eligible to receive awards under the Restated Plan.

Administration

The Restated Plan will be administered by our Compensation Committee (the “Administrator”) pursuant to its terms and all applicable state, federal or other rules or laws.

The Administrator will have the power to determine to whom and when awards are granted, determine the number of shares for awards, prescribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the exercise terms of an award, delegate duties under the Restated Plan and execute all other responsibilities permitted or required thereunder.

Securities to be Offered

Subject to adjustment in the event of any distribution, recapitalization, stock split, merger, consolidation or similar corporate event, we anticipate that the number of shares available for delivery pursuant to awards under the Restated Plan will be equal to                  shares of our Class A common stock (the “Share Pool”). If an award under the Restated Plan is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will revert to the Share Pool and again be available for new awards under the Restated Plan.

Types of Awards

Options

We may grant options to eligible persons including: (1) incentive options (only to our employees or those of our subsidiary or parent corporations) which comply with Section 422 of the Internal Revenue Code of 1986 (the “Code”); and (2) nonqualified options that are not intended to be incentive options. The exercise price of each option granted under the Restated Plan will be stated in the award agreement and may vary; however, the exercise price for an option will not be less than the fair market value per share of our Class A common stock as of the date of grant (or 110% of the fair market value for incentive options granted to holders of more than 10% of the voting power of all classes of stock of us or any of our subsidiary or parent corporations), nor will the option be re-priced without the prior approval of our stockholders. The fair market value per share of our Class A common stock will be determined based on reported transactions on The Nasdaq Stock Market LLC. Options may be exercised as the Administrator determines, but not later than ten years from the date of grant. The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment by promissory note or by withholding of otherwise deliverable shares) and the methods and forms in which our Class A common stock will be delivered to a participant.

Stock Appreciation Rights

A stock appreciation right is the right to receive an amount equal to the excess of the fair market value of one share of our Class A common stock on the date of exercise over the grant price of the stock appreciation right, payable in either cash or shares or any combination thereof as determined by the Administrator. The per share grant price of a stock appreciation right will be determined by the Administrator, but in no event will the grant price be less than the fair market value of our Class A common stock on the date of grant, determined as described for options above. The Administrator will have the discretion to determine other terms and conditions of a stock appreciation rights award.

Restricted Stock Awards

A restricted stock award is a grant of shares of our Class A common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Administrator. Except as otherwise provided under the terms of the award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to vote the shares subject to the restricted stock award or to receive dividends on the shares subject to the restricted stock award during the restriction period. The Administrator will provide, in the award agreement, whether the restricted stock will be forfeited upon certain terminations of employment. Unless otherwise determined by the Administrator, Class A common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock award with respect to which such Class A common stock or other property has been distributed.

Restricted Stock Units

Restricted stock units are rights to receive shares of our Class A common stock, cash or a combination of both stock and cash at the end of a specified period. The Administrator may subject restricted stock units to restrictions (which may include a risk of forfeiture) to be specified in the award agreement, which restrictions may lapse at such times determined by the Administrator. Restricted stock units may be settled by delivery of our Class A common stock, cash equal to the fair market value of the specified number of shares covered by the restricted stock units or any combination thereof determined by the Administrator at the date of grant or thereafter. The participant will not be entitled to receive dividends or dividend equivalents unless the award agreement specifically provides therefor.

Performance Awards

The vesting, exercise or settlement of awards may be subject to achievement of specified objective or subjective performance goals based on one or more business criteria set forth in the Restated Plan. The Administrator may use one or more of the following criteria, which may be applied to a participant, a business unit or to us and our affiliates, in establishing performance goals for such performance awards:

●	revenues;

●	earnings before all or any of interest expense, taxes, depreciation and/or amortization;

●	funds from operations;

●	funds from operations per share;

●	operating income;

●	operating income per share;

●	pre-tax or after-tax income;

●	net cash provided by operating activities;

●	cash available for distribution;

●	cash available for distribution per share;

●	working capital and components thereof;

●	sales (net or gross) measured by product line, territory, customer or customers or other category;

●	return on equity or average stockholders’ equity;

●	return on assets;

●	return on capital;

●	enterprise value or economic value added;

●	share price performance;

●	improvements in our attainment of expense levels;

●	implementation or completion of critical projects;

●	improvement in cash-flow (before or after tax);

●	net earnings;

●	earnings per share;

●	earnings from continuing operations;

●	net worth;

●	credit rating;

●	levels of expense, cost or liability by category, operating unit or any other delineation;

●	any increase or decrease of one or more of the foregoing over a specified period; or

●	the occurrence of a Change in Control (as defined in the Restated Plan).

The Administrator may provide in any performance award for the inclusion or exclusion of the effect on reported financial results of any of the following events or occurrences: asset write-downs; litigation or claim judgments or settlements; changes in tax laws, accounting principles or other laws or provisions; reorganization or restructuring programs, including share repurchasing programs; acquisitions or divestitures; foreign currency exchange translation gains or losses; any loss from a discontinued operation as described in Accounting Standards Codification Topic 360; goodwill impairment charges; revenue or earnings attributable to a minority ownership in another entity; any amounts accrued by us or any subsidiary pursuant to management bonus plans or cash profit sharing plans and related employer payroll taxes for the fiscal year; any discretionary or matching contributions made to a savings and deferred profit-sharing plan or deferred compensation plan for the fiscal year; interest, expenses, taxes, depreciation and depletion, amortization and accretion charges; and gains and losses that are treated as extraordinary items under Accounting Standards Codification Topic 225. The level or levels of performance specified with respect to a performance goal may be established in absolute terms, as objectives relative to performance in prior periods, as an objective compared to the performance of one or more comparable companies or an index covering multiple companies on a per share basis, against our performance as a whole or against particular of our entities, segments, operating units or products, on a pre-tax or after-tax basis, in tandem with any other performance goal, or otherwise as the Administrator may determine.

Other Stock-Based Awards

The Administrator may grant other stock-based awards that are payable in, valued in whole or in part by reference to, or otherwise based on our Class A common stock, including without limitation dividend equivalent rights.

Change in Control and Other Corporate Transactions

In the event of a Change in Control (as defined in the Restated Plan) or certain other significant corporate transactions, outstanding awards will be treated as the Administrator determines in its discretion. The Administrator may arrange for continuation or assumption of awards, or substitution of equivalent awards of the surviving entity or its parent; cancel awards in exchange for cash or securities in an amount equal to the value of vested awards, or to the difference between the value of the underlying shares of our Class A common stock, and the exercise price for vested options and stock appreciation rights; or cancel outstanding awards without payment of any consideration, in which case participants will be given a reasonable period during which to exercise their awards.

Plan Amendment or Termination

Our board of directors or our Compensation Committee may amend or terminate the Restated Plan. However, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. In addition, our board of directors or our Compensation Committee may amend awards granted under the Restated Plan, but no amendment may impair the rights of a participant under any outstanding award without his or her consent. The Restated Plan will remain in effect for a period of ten years unless earlier terminated by our board of directors or our Compensation Committee.

Clawback

We anticipate that all awards under the Restated Plan will be subject to any clawback or recapture policy adopted by us, as in effect from time to time.

Outstanding Equity Awards at September 30, 2017

The following table presents information regarding outstanding equity-based awards held by our Named Executive Officers at September 30, 2017. This information does not give effect to the Reclassification.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Charles E. Owens	9,475.15	—	143.60	July 1, 2021
R. Alan Palmer	15,647.15	—	143.60	July 1, 2021
F. Julius Smith, III	—	2,960	1.00	(2)

(1)	Mr. Owens holds unexercised options indirectly through Grace, Ltd., which were granted pursuant to a Non-Plan Stock Option Agreement, dated March 31, 2010, as amended on July 1, 2011. Mr. Palmer’s unexercised options were granted pursuant to a Non-Plan Stock Option Agreement, dated March 31, 2010, as amended on July 1, 2011.

(2)	Mr. Smith’s option was granted pursuant to an Option Agreement, dated March 7, 2017, and may be exercised only on the occurrence of a change of control. The option expires on the earlier of (i) the termination of Mr. Smith’s services, whether as our employee, director or consultant, (ii) March 7, 2027, and (iii) the occurrence of a change of control, after which all unexercised options will be cancelled.

Pension Benefits and Nonqualified Deferred Compensation; 401(k) Plan

We do not provide defined benefit pension benefits. Our Named Executive Officers are eligible to participate in the Construction Partners Holdings, Inc. 401(k) Plan (the “401(k) Plan”) on the same basis as other employees who satisfy the 401(k) Plan’s eligibility requirements. As such, our Named Executive Officers, along with other 401(k) Plan participants, are eligible for discretionary employer matching contributions and discretionary contributions. Effective January 1, 2017, all 401(k) Plan participants are eligible for employer matching contributions equal to 100% of the participant’s elective deferral contributions that are not over 3% of the participant’s compensation, plus 50% of the participant’s elective deferral contributions that are over 3% of the participant’s compensation but not over 5% of compensation.

Potential Payments upon Termination and a Change in Control

Employment Agreements

If FSC terminates Mr. Smith’s employment for any reason, with or without Cause (as defined in his employment and non-competition agreement), he will be entitled to continued payment of his retention payments of $25,000 per month until June 30, 2019. In addition, if Mr. Smith’s employment with FSC is terminated either voluntarily by Mr. Smith or by FSC for any reason except his death, FSC has the right to elect to enforce a two-year non-compete period, pursuant to which Mr. Smith will be restricted from competing with FSC in road construction, paving, grading, asphalt and any other business activity engaged in by FSC within 75 miles of the city limits of Raleigh, North Carolina. If FSC makes such election, Mr. Smith will be entitled to monthly non-compete payments equal to his then-current monthly base salary for the 24-month non-compete period.

Option Agreement

As described above under “Non-Plan Stock Option Agreements,” Mr. Smith has an option to purchase 2,960 shares of our common stock at an exercise price of $1.00 per share in the event of a change of control. The foregoing information regarding Mr. Smith’s stock option does not give effect to the Reclassification.

Director Compensation

The following table provides information regarding the compensation of our non-employee directors during the fiscal year ended September 30, 2017.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Ned N. Fleming, III	—	—
Mark R. Matteson	—	—
Michael H. McKay	60,000	60,000
David Webb(1)	—	—

(1)	On November 15, 2017, Mr. Webb resigned from his position as a member of our board of directors.

Our directors who are also our employees will not receive any additional compensation for their service on our board of directors, but we believe that attracting and retaining qualified non-employee directors is critical to our future growth and governance. We are reviewing the non-employee director compensation packages provided by certain peer companies and intend to implement a non-employee director compensation program in connection with this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Related Party Transactions

We do not currently have a written policy regarding the review and approval of related party transactions, but intend to implement such a policy in connection with, and prior to the completion of, this offering. We anticipate that one of our Audit Committee’s functions will be to review and approve all relationships and transactions in which we and our directors, director nominees and executive officers and each of their immediate family members, as well as holders of more than 5% of any class of our capital stock and their immediate family members, have a direct or indirect material interest. We anticipate that such policy will be a written policy included as part the Audit Committee charter that will be implemented by our Audit Committee and in the code of business conduct and ethics that our board of directors will adopt prior to the completion of this offering. See “Management—Committees of our Board of Directors—Audit Committee.”

Historically, our management and board of directors have reviewed and approved related party transactions. The terms of the related party transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not necessarily the result of arm’s length negotiations. Although our management and board of directors believe that the terms of the related party transactions described below are reasonable, it is possible that we could have negotiated more favorable terms for such transactions with unrelated third parties.

Our management and board of directors will continue to review and approve related party transactions until the adoption, prior to the completion of this offering, of the written policy described above.

Ongoing and Historical Transactions with Related Parties

We have engaged and continue to engage in related party transactions with certain current and former directors, members of management and beneficial holders of more than 5% of our capital stock.

Management Services Agreement

Construction Partners Holdings has a management services agreement with SunTx Capital Management Corp. (“SunTx Capital Management”), an affiliate of SunTx. Pursuant to the agreement, SunTx Capital Management provides management services to Construction Partners Holdings, including management services with respect to financing, business strategies and business development, in return for a monthly fee of $83,333, plus an amount not exceeding 2% of the total value in connection with any acquisition, disposition, debt or equity financings by Construction Partners Holdings and out-of-pocket expenses. The agreement expires on October 1, 2023. For these management services, Construction Partners Holdings paid SunTx Capital Management approximately $1.0 million during the fiscal year ended September 30, 2015, $1.3 million during each of the fiscal years ended September 30, 2016 and 2017, and approximately $0.3 million during the three months ended December 31, 2017. We have contributed $6.5 million of our cash on hand to be held in a reserve account to fund the future payment of fees under our management services agreement with SunTx Capital Management Corp. through the expiration of such agreement on October 1, 2023.

Registration Rights Agreement

We have a registration rights agreement (the “Registration Rights Agreement”) with SunTx Fulcrum Fund Prime, L.P., SunTx Fulcrum Dutch Investors Prime, L.P., Squam Lake Investors IV, L.P. and certain other parties thereto. Pursuant to the Registration Rights Agreement, we are required to register under the Securities Act shares of our common stock owned by such holders (the “Registrable Securities”) upon their request under the following circumstances:

Demand Registration Rights

Subject to certain restrictions, at any time after six months following the consummation of an initial public offering, holders of at least 20% of our outstanding Registrable Securities may demand that we register at least 50% of the aggregate number of Registrable Securities owned by such requesting holders. We are not obligated to file a registration statement pursuant to these demand provisions on more than two occasions on Form S-1. However, our holders are entitled to make an unlimited number of demands for registration on Form S-3; provided that we will not be obligated to file more than one registration statement on Form S-3 in response to a demand registration statement within six months after the effective date of any registration statement filed by us in response to a demand registration.

Piggy-back Registration Rights

If, at any time, we propose to register an offering of our securities, either for our account or for the account of our other holders, we must give written notice to the holders to allow each to include its shares in the registration, subject to certain marketing and other limitations.

Conditions and Limitations; Expenses

The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of Registrable Securities to be included in a registration and our right to delay or withdraw registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the Registration Rights Agreement. The Registration Rights Agreement also provides that we will indemnify our holders against certain liabilities which may arise under the Securities Act and terminates five years after the effective date of our initial public offering.

Other Transactions

On December 31, 2017, we sold a wholly-owned subsidiary to an immediate family member of Mr. Smith, our Senior Vice President, in consideration for a note receivable in the amount of $1.0 million, which approximated net book value of the disposed entity. In connection with this transaction, we also received a note receivable on December 31, 2017 in the amount of $0.9 million representing certain accounts payable of the disposed subsidiary that were paid by us. Principal and interest payments are scheduled to be made in periodic installments from January 2018 through December 2023.

On January 30, 2015, FSC entered into a master services subcontract with Austin Trucking, LLC (“Austin Trucking”), an entity owned by an immediate family member of Mr. Smith, our Senior Vice President. Pursuant to the agreement, Austin Trucking performs subcontract work for FSC, including trucking services. For these subcontract services, we incurred costs of approximately $10.9 million, $11.0 million and $11.8 million during the fiscal years ended September 30, 2015, 2016 and 2017, respectively, and $2.9 million during the three months ended December 31, 2017. At September 30, 2015, September 30, 2016, September 30, 2017 and December 31, 2017, we had $0.7 million, $0.6 million, $1.0 million, and $0.4 million, respectively, due to Austin Trucking reflected in accounts payable.

From time to time, we provide construction services to various companies owned by Fred J. Smith, Jr., the father of Mr. Smith, our Senior Vice President. For these services, we earned approximately $2.0 million, $2.0 million and $6.3 million during the fiscal years ended September 30, 2015, 2016 and 2017, respectively, and $1.3 million during the three months ended December 31, 2017. At September 30, 2015, September 30, 2016, September 30,

2017 and December 31, 2017, we had $3.0 million, $2.7 million, $5.3 million and $6.3 million, respectively, due from these companies reflected in contracts receivable.

FSC pays a consulting fee to Fred J. Smith, Jr. FSC paid Fred J. Smith, Jr. approximately $0.2 million during each of the fiscal years ended September 30, 2015, 2016 and 2017, and $42,600 during the three months ended December 31, 2017.

FSC rents vehicles from Fred Smith Company, an entity owned by Fred J. Smith, Jr. The vehicles are rented on a month-to-month basis. FSC paid the Fred Smith Company approximately $0.9 million, $1.4 million and $1.2 million during the fiscal years ended September 30, 2015, 2016 and 2017, respectively, and $0.3 million during the three months ended December 31, 2017.

For corporate events, we charter a boat from Deep South Adventures, LLC, which is owned by Mr. Harper, our Senior Vice President. We paid Deep South Adventures, LLC approximately $0.4 million, $0.4 million and $0.3 million during the fiscal years ended September 30, 2015, 2016 and 2017, respectively, and $33,000 during the three months ended December 31, 2017.

Harper Law Firm, LLC (“Harper Law Firm”), a law firm owned by the wife of Mr. Harper, provides legal services to WCC. For this legal work, WCC paid Harper Law Firm approximately $0.2 million, $0.3 million and $0.3 million during the fiscal years ended September 30, 2015, 2016 and 2017, respectively, and $58,265 during the three months ended December 31, 2017.

On June 1, 2014, Construction Partners Holdings entered into an access agreement with Island Pond Corporate Services, LLC (“Island Pond”) regarding certain property owned by affiliates of Ned N. Fleming, III, one of our founders and the Executive Chairman of the Board of Directors as well as Managing Partner of SunTx. Pursuant to the agreement, Island Pond grants Construction Partners Holdings the non-exclusive right to use that certain land located in Baker County, Georgia for the purposes of business development. Pursuant to the terms of the agreement, Construction Partners Holdings paid Island Pond approximately $0.3 million during each of the fiscal years ended September 30, 2015, 2016 and 2017, and $80,000 during the three months ended December 31, 2017.

WCC leases office space for the Dothan, Alabama office from H&K, Ltd., an entity partly owned by Mr. Harper. Mr. Harper is the general partner of H&K, Ltd. The office space is leased through January 1, 2020. Under the lease agreement, WCC pays a fixed minimum rent of $7,000 per month. Pursuant to the terms of the lease agreement, WCC paid H&K, Ltd. approximately $0.1 million during each of the fiscal years ended September 30, 2015, 2016 and 2017, and $21,000 during the three months ended December 31, 2017.

Since 2004, WCC has employed Brandon Owens, the son of Mr. Owens, one of our founders and our President and Chief Executive Officer. Pursuant to the employment arrangement, Brandon Owens is the Vice President of Operations at WCC. Under the employment arrangement, WCC paid Brandon Owens $254,461, $298,461 and $337,538 during the fiscal years ended September 30, 2015, 2016 and 2017, respectively, and $174,250 during the three months ended December 31, 2017.

Since April 2015, we have employed Nelson Fleming, the son of Mr. Fleming, III. Pursuant to the employment arrangement, Nelson Fleming serves as our Director of Acquisition and Strategy Development. In connection with his employment, we paid Nelson Fleming $27,628, $70,619 and $95,750 during the fiscal years ended September 30, 2015, 2016 and 2017, respectively, and $76,250 for the three months ended December 31, 2017. Additionally, on August 22, 2016, Nelson Fleming was granted options to purchase 1,050 shares of our common stock at an exercise price per share of $85.00, which options he has exercised in full. On February 23, 2018, Nelson Fleming was granted 1,400 restricted shares of our common stock under the 2016 Plan, 700 of which vested on the date of grant and 700 of which will vest on July 1, 2018. The foregoing information regarding Nelson Fleming’s stock options does not give effect to the Reclassification.

WCC leases office space for its Montgomery, Alabama office from H&A Properties LLC, an entity owned by Mr. Harper and Mr. Armstrong, two of our Senior Vice Presidents. The office space is leased through early 2020. Under the lease agreement, WCC pays a fixed minimum rent of $5,500 per month. Pursuant to the terms of the lease agreement, WCC paid H&A Properties LLC approximately $0.1 million during each of the fiscal years ended September 30, 2015, 2016 and 2017, and $16,500 during the three months ended December 31, 2017.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information at                 , 2018 with respect to the beneficial ownership of our Class A common stock and our Class B common stock (i) immediately prior to this offering (after giving effect to the Reclassification) and (ii) as adjusted to reflect the sale of                  shares of our Class A common stock in this offering, in each case by:

●	the selling stockholders;

●	each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our Class A common stock or our Class B common stock;

●	each of our directors;

●	each of our Named Executive Officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our Class A common stock or our Class B common stock that they beneficially own. Except as indicated in the footnotes below, based on the information furnished to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate thereof.

Applicable percentage ownership is based on              shares of our Class A common stock and              shares of our Class B common stock outstanding at                     , 2018 (after giving effect to the Reclassification). Beneficial ownership as reported in the table below has been determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of our Class A common stock and our Class B common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of                     , 2018. Unless otherwise indicated in the footnotes below, the address of each beneficial owner listed in the table below is c/o Construction Partners, Inc., 290 Healthwest Drive, Suite 2, Dothan, Alabama 36303.

	Shares Beneficially Owned Prior to this Offering			% of Total Voting Power Before this Offering	Number of Shares Being Offered	Shares Beneficially Owned After this Offering				% of Total Voting Power After this Offering
	Class A		Class B			Class A		Class B
Name of Beneficial Owner	Shares	%	Shares(1)%			Shares	%	Shares	%
Selling Stockholders and other 5% Stockholders
SunTx CPI Expansion Fund, L.P.
SunTx Fulcrum Fund Prime, L.P.
SunTx Fulcrum Dutch Investors Prime, L.P.
Grace, Ltd.
Directors and Named Executive Officers
Ned N. Fleming, III
Craig Jennings
Mark R. Matteson
Michael H. McKay
Stefan L. Shaffer
Charles E. Owens
R. Alan Palmer
F. Julius Smith, III
Directors and Executive Officers as a Group (12 persons)	—	—			—	—	—

*	Represents less than 1%.

Name of Beneficial Owner	Number of Additional Shares to be Sold if the Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After this Offering if the Underwriters’ Option is Exercised in Full				% of Total Voting Power After Our Initial Public Offering(1)
		Class A		Class B
		Shares	%	Shares	%
Selling Stockholders and other 5% Stockholders
SunTx CPI Expansion Fund, L.P.
SunTx Fulcrum Fund Prime, L.P.
SunTx Fulcrum Dutch Investors Prime, L.P.
Grace, Ltd.
Directors and Named Executive Officers
Ned N. Fleming, III
Craig Jennings
Mark R. Matteson
Michael H. McKay
Stefan L. Shaffer
Charles E. Owens
R. Alan Palmer
F. Julius Smith, III
Directors and Executive Officers as a Group (12 persons)

*	Represents less than 1%.

Each of the selling stockholders in this offering is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation and amended and restated bylaws will be approved prior to this offering by our existing stockholders. Copies of these documents will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The description of our capital stock reflects changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering, our authorized capital stock will consist of                  shares of our Class A common stock, par value $0.001 per share,                  shares of our Class B common stock, par value $0.001 per share and                  shares of undesignated preferred stock, par value $0.001 per share. No shares of undesignated preferred stock will be issued or outstanding immediately after the completion of this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Our amended and restated certificate of incorporation will provide for a dual class common stock structure consisting of our Class A common stock and our Class B common stock. Shares of our Class A common stock and our Class B common stock are identical in all respects, except with respect to voting rights, conversion rights and transfer restrictions applicable to shares of our Class B common stock, as described below.

Voting Rights

The holders of our Class A common stock will be entitled to one vote per share, and the holders of our Class B common stock will be entitled to             votes per share. The holders of our Class A common stock and our Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, unless otherwise required by applicable law, our amended and restated certificate of incorporation or our amended and restated bylaws. For example, our amended and restated certificate of incorporation will provide that certain amendments thereto affecting the voting power of our Class B common stock require the affirmative vote or written consent of a majority of the holders of the then outstanding shares of our Class B common stock, voting as a separate class. Furthermore, the DGCL requires holders of our Class A common stock or our Class B common stock, as the case may be, to vote separately as a single class if we were to seek to amend our amended and restated certificate of incorporation:

●	to increase or decrease the par value of that class; or

●	in a manner that alters or changes the powers, preferences or special rights of that class in a manner that would adversely affect its holders.

The holders of each class of our common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

Holders of our Class A common stock and our Class B common stock will be entitled to receive dividends at the same rate if, as and when declared by our board of directors, out of our legally available assets, in cash, property, shares of our common stock or other securities, after the payment of dividends required to be paid on our outstanding preferred stock, if any. See “—Dividends.”

If we pay a dividend or distribution on our Class A common stock, payable in shares of our Class A common stock, we will also be required to pay a pro rata and simultaneous dividend or distribution on our Class B common stock, payable in shares of our Class B common stock. Similarly, if we pay a dividend or distribution on our Class B common stock, payable in shares of our Class B common stock, we will also be required to make a pro rata and simultaneous dividend or distribution on our Class A common stock, payable in shares of our Class A common stock.

The Compass Credit Agreement imposes restrictions on our ability to declare a cash dividend on our common stock, unless, after giving effect to such dividend, we would be in compliance with the financial covenants therein and at the time any such dividend is made, no default or event of default exists or would result from the payment of such dividend. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Distributions in Connection with Mergers or Other Business Combinations

Upon a merger, consolidation or substantially similar transaction, holders of each class of our common stock are entitled to receive equal per share payments or distributions, except that: (i) in any transaction in which shares of our capital stock are distributed, such shares distributed to the holder of a share of our Class B common stock may have                times the voting power of any shares distributed to the holder of a share of our Class A common stock; and (ii) shares of one class of our common stock may receive disproportionate distributions or payments if such merger, consolidation or similar transaction is approved by the affirmative vote (or written consent) of the holders of a majority of the outstanding shares of our Class A common stock and our Class B common stock, each voting as a separate class.

Liquidation Rights

Upon our liquidation, dissolution or winding up or upon a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of our Class A common stock and our Class B common stock treated as a single class, subject to the prior satisfaction of all outstanding debts and other liabilities and the preferential rights and liquidation preferences to be paid on our outstanding preferred stock, if any.

Conversion and Restrictions on Transfer

Our Class A common stock will not be convertible into any other shares of our capital stock. Shares of our Class B common stock will be convertible at any time as follows: (i) at the option of the holder thereof, a share of our Class B common stock may be converted into one share of our Class A common stock; or (ii) upon the election of the holders of a majority of the then-outstanding shares of our Class B common stock, all outstanding shares of our Class B common stock will be converted into shares of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain transfers that will be described in our amended and restated certificate of incorporation, including transfers to SunTx and its affiliates, transfers that have been consented to in writing in advance by the holders of a majority of the shares of our Class B common stock then held by SunTx and its affiliates, and certain transfers to trusts or for estate planning purposes. Once converted into shares of our Class A common stock, shares of our Class B common stock will not be reissued.

Protective Provision

Our amended and restated certificate of incorporation will provide that we will not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive certain provisions of our amended and restated certificate of incorporation, or adopt any provision inconsistent therewith or effect any reclassification of the shares of our Class A common stock or our Class B common stock, unless such action is first approved by the affirmative vote or written consent of the holders of a majority of the then-outstanding shares of our Class B common stock, voting as a separate class, and, to the fullest extent permitted by law, the holders of our Class A common stock will have no right to vote thereon. However, this provision is subject to any other vote required by applicable law, and under Section 242(b)(2) of the DGCL, holders of our Class A common stock would be entitled to vote as a class upon a proposed action, whether or not entitled to vote by our amended and restated certificate of incorporation, if such action would increase or decrease the par value of our Class A common stock, or alter or change the powers, preferences or special rights thereof so as to affect them adversely.

Other Matters

Our amended and restated certificate of incorporation will not entitle holders of either class of our common stock to preemptive rights. No redemption or sinking fund provisions are applicable to either class of our common stock. Neither class of our common stock may be subdivided or combined in any manner unless the other class of our common stock is subdivided or combined in the same proportion. All outstanding shares of each class of our common stock are, and the shares of our Class A common stock to be sold in this offering will be, fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock. Unless required by law or by any rules adopted by The Nasdaq Stock Market LLC, these authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of such series, including:

●	the number of shares constituting such series and the distinctive designation thereof;

●	the dividend rate(s) on the shares of such series, the terms and conditions upon which and the periods in respect of which dividends shall be payable, whether dividends shall be cumulative, and, if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of such series;

●	whether such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms thereof;

●	whether such series shall have conversion privileges, and, if so, the terms and conditions thereof, including provision for adjustment of the conversion rate in such events as our board of directors shall determine;

●	whether or not the shares of such series shall be redeemable, and, if so, the terms and conditions thereof, including the date(s) upon or after which they shall be redeemable, and the amount per share payable in the event of redemption, which amount may vary under different conditions and at different redemption dates;

●	whether such series shall have a sinking fund for the redemption or purchase of shares of such series, and, if so, the terms and amount thereof;

●	the rights of the shares of such series in the event of our voluntary or involuntary liquidation, distribution of assets, dissolution or winding up, and the relative rights of priority, if any, of payment of shares of such series; and

●	any other relative rights, powers and preferences, and the qualifications, limitations and restrictions thereof, of such series.

We could issue a series of preferred stock that, depending on its terms, may impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which you might receive a premium over the market price for your shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on our Class A common stock, diluting the voting power of our Class A common stock or subordinating the liquidation rights of our Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of a corporation’s net assets over the amount determined to be a corporation’s capital by its board of directors. The capital of a corporation is typically calculated to be, and cannot be less than, the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that a dividend may not be paid out of net profits if, after the payment of such dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

The declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of any dividend will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Related Party Transactions and Corporate Opportunities

Subject to the limitations of applicable law, our amended and restated certificate of incorporation, among other things, will:

●	permit us to enter into transactions with entities in which one or more of our officers or directors are financially or otherwise interested so long as it has been approved by our board of directors;

●	permit any of our stockholders, officers or directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

●	provide that if any director or officer of one of our affiliates who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter, other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer, that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to such affiliates and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests.

Anti-takeover Effects of Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws will, and the DGCL does, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that some, or a majority, of our stockholders might believe to be in their best interests, including those attempts that might result in a premium over the prevailing market price for the shares of our Class A common stock held by stockholders.

Dual Class Structure

As described in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure under which each share of our Class A common stock will have one vote per share and each share of our Class B common stock will have                votes per share. Because of this dual class structure, certain of our stockholders will be able to control all matters submitted to our stockholders for approval, even if they own significantly less than 50% of the aggregate number of shares of all classes of our outstanding common stock. This concentrated control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as being in their best interests.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of The Nasdaq Stock Market LLC, which would apply if and so long as our Class A common stock remains listed thereon, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our Class A common stock. These additional shares may be used for a variety of corporate purposes, including to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock may be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved shares of our Class A common stock, Class B common stock or preferred stock may be to enable our board of directors to issue such shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of our Class A common stock at prices higher than prevailing market prices.

Classified Board

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. This classification of directors will make it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, subject to any rights of holders of preferred stock, if any, to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors.

Business Combinations

While we have opted out of Section 203 of the DGCL, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that such stockholder became an interested stockholder, unless:

●	prior to such time, our board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, such stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

●	at or subsequent to such time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by such stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with his, her or its affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” means stock of any class or series entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who would be an interested stockholder to effect various business combinations with our Company for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that SunTx and its affiliates, any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute interested stockholders for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, directors serving on a classified board may be removed by stockholders only for cause. Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all then-outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that once no shares of our Class B common stock remain outstanding, directors may only be removed for cause, and then only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, if any, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, that once no shares of our Class B common stock remain outstanding, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring on our board of directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director and not by stockholders.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless a corporation’s certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of our board of directors, the Executive Chairman of the Board of Directors or our Chief Executive Officer; provided, however, that special meetings of our stockholders shall also be called by our board of directors, the Executive Chairman of the Board of Directors or our Chief Executive Officer at the request of the holders of 25% of our Class B common stock. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect his, her or its own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent(s) in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless such corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will permit stockholder action by written consent until such time as no shares of our Class B common stock remain outstanding.

Supermajority Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter. For as long as shares of our

Class B common stock remain outstanding, any alteration, amendment, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such alteration, amendment, change, addition, rescission or repeal. Once no shares of our Class B common stock remain outstanding, any alteration, amendment, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that once no shares of our Class B common stock remain outstanding, the following provisions of our amended and restated certificate of incorporation may be altered, amended, changed, added to, rescinded or repealed only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class:

●	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

●	the provisions providing for a classified board of directors;

●	the provisions regarding the resignation and removal of directors;

●	the provisions regarding competition and corporate opportunities;

●	the provisions regarding entering into business combinations with interested stockholders;

●	the provisions regarding stockholder action by written consent;

●	the provisions regarding calling special meetings of stockholders;

●	the provisions regarding the filling of vacancies on our board of directors and newly created directorships;

●	the provisions eliminating monetary damages for breaches of fiduciary duties by a director; and

●	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation involving our Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor (a “derivative action”), provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any: (i) derivative action or proceeding brought on behalf of our Company; (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our Company to our Company or our stockholders, creditors or other constituents; (iii) action asserting a claim against our Company or any director or officer of our Company arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) action asserting a claim against our Company or any director or officer of our Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will renounce, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, each of SunTx or any of its affiliates or any non-employee director or his or her affiliates will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that SunTx or any non-employee director acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and may take such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director of our Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of our directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for the breach of a fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if such director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for certain liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for a breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company will be the transfer agent and registrar for each class of our common stock.

Listing

We intend to apply to list our Class A common stock on The Nasdaq Stock Market LLC under the symbol “ROAD.” Our Class B common stock is not anticipated to be listed on any stock market or exchange.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict what effect, if any, market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our Class A common stock to decline.”

Sale of Restricted Shares

Upon the completion of this offering, there will be outstanding a total of                  shares of our Class B common stock that are convertible by the holders thereof at any time into an equal number of shares of our Class A common stock. Of the outstanding shares of our Class A common stock, the                  shares of our Class A common stock sold in this offering (or                  shares if the underwriters’ option to purchase additional shares is exercised in full) will be freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144). In addition, options to purchase an aggregate of approximately                  shares of our Class B common stock will be outstanding as of the completion of this offering. The                  shares of our Class B common stock held by SunTx and its affiliates, certain of our directors and officers and other existing stockholders upon the completion of this offering, which generally convert into an equal number of shares of our Class A common stock upon sale or transfer, will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act (“Rule 701”). In addition,                  shares of our Class A common stock will be authorized and reserved for issuance in relation to potential future awards under the Restated Plan to be adopted in connection with this offering.

The restricted shares of our common stock held by our affiliates will be available for sale in the public market as follows:

●	shares will be eligible for sale at various times after the date hereof pursuant to Rule 144; and

●	shares subject to the lock-up agreements described below will be eligible for sale at various times beginning 180 days after the date hereof pursuant to Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our Class A common stock prior to the completion of this offering may sell their shares upon the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days prior to the date of the sale and have filed all reports required thereunder or (ii) the expiration of a one-year holding period.

At the expiration of the six-month holding period (assuming we have been subject to the reporting requirements of the Exchange Act for at least 90 days and have filed all reports required thereunder), a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell, within any three-month period, a number of shares of our Class A common stock that does not exceed the greater of either of the following:

●	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

●	the average weekly trading volume of our Class A common stock on The Nasdaq Stock Market LLC during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the completion of this offering, or who purchased shares of our Class A common stock from us after the completion of this offering upon the exercise of options granted before the completion of this offering, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date hereof. If such person is not an affiliate, the sale may be made subject only to the manner of sale restrictions of Rule 144. If such a person is one of our affiliates, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Rights

Pursuant to the Registration Rights Agreement, the holders of                  shares of our Class B common stock (representing approximately     % of our total outstanding Class A and Class B common stock outstanding immediately after the completion of this offering), or their transferees, are entitled to various rights with respect to the registration of these shares under the Securities Act. These shares would become fully tradable without restriction under the Securities Act immediately after they are sold under an effective registration statement, except for shares held by our affiliates that may be subject to resale under Rule 144. Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreements.

Pursuant to the Registration Rights Agreement, we have granted certain affiliates of SunTx and other stockholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of any class of our common stock held by them. Following completion of this offering, the shares covered by registration rights would represent approximately     % of our total outstanding Class A and Class B common stock (or     %, if the underwriters’ option to purchase additional shares is exercised in full). These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Ongoing and Historical Transactions with Related Parties—Registration Rights Agreement.”

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock subject to stock options current outstanding and shares of our Class A common stock that are reserved for issuance under the Restated Plan. The first such registration statement is expected to be filed soon after the consummation of this offering and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, the selling stockholders and each of our directors and executive officers and holders of substantially all of our common stock have agreed that, without the prior written consent of the underwriters in this offering, we and they will not, directly or indirectly, for a period of 180 days after the date hereof this, offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of our Class A common stock (other than the shares of our Class A common stock sold in this offering) or any other securities convertible into or exercisable or exchangeable for shares of our Class A common stock (subject to certain exceptions). See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below) who holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal gift or estate tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

●	banks, insurance companies or other financial institutions;

●	tax-exempt or governmental organizations;

●	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

●	dealers in securities or foreign currencies;

●	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

●	persons subject to the alternative minimum tax;

●	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

●	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

●	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

●	certain former citizens or residents of the United States;

●	real estate investment trusts or regulated investment companies; and

●	persons that hold our Class A common stock as part of a straddle, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT OR ESTATE TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions on our Class A Common Stock

We do not plan to make any distributions on our Class A common stock for the foreseeable future. However, in the event we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of our Class A Common Stock.” Subject to the discussion below under “—Additional Withholding Requirements under FATCA,” dividends paid to a non-U.S. holder with respect to our Class A common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States generally will be subject to U.S. withholding tax at a rate of 30% unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a non-U.S. corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of our Class A Common Stock

Subject to the discussion below under “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

●	the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

●	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

●	our Class A common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items).

With respect to the third bullet, we believe that we have not been, are not currently, and do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of shares of our Class A common stock by reason of our status as a USRPHC so long as (i) our Class A common stock is regularly traded on an established securities market during the calendar year in which such sale, exchange or other taxable disposition of shares of our Class A common stock occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our Class A common stock at any time during the relevant period. Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law, though, under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT AND ESTATE TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Robert W. Baird & Co. Incorporated, Raymond James & Associates and Stephens Inc. are serving as joint book-running managers of this offering and as representatives of the underwriters. We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of our Class A common stock being offered hereby. Subject to certain conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus, the number of shares of our Class A common stock set forth in the following table.

Underwriters	Number of Shares
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.
Stephens Inc.
Imperial Capital, LLC
D.A. Davidson & Co.

Total

The underwriters are severally committed to take and pay for all of the shares of our Class A common stock offered by us and the selling stockholders, if any are taken, other than the shares thereof covered by the option described below. The obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain stated events, including that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The selling stockholders have granted the underwriters an option to buy up to an additional                  shares of our Class A common stock. The underwriters have 30 days from the date hereof to exercise this option. If any shares of our Class A common stock are purchased pursuant to this option, the underwriters will severally purchase such additional shares in approximately the same proportion as set forth in the table above. If any additional shares of our Class A common stock are purchased, the underwriters will offer such additional shares on the same terms as those on which the shares are being offered.

The underwriters propose to offer the shares of our Class A common stock directly to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $        per share.

The following tables set forth the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders, assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares of our Class A common stock.

Paid by Us	Total Fees
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	Total Fees
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses paid by us for this offering, including registration, filing, listing and printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $        million. We have agreed to reimburse the underwriters for certain expenses in connection with the qualification of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”). Such reimbursement is deemed to be underwriting compensation by FINRA.

We, the selling stockholders and our directors, executive officers and holders of substantially all of our equity securities have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date hereof, may not, without the prior written consent of Robert W. Baird & Co. Incorporated: (i) directly or indirectly offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, lend, or otherwise transfer or dispose of, or establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (each within the meaning of Section 16 of the Exchange Act ) with respect to, any shares of our Class A common stock, any options or warrants to purchase our Class A common stock or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, our Class A common stock, whether now owned or hereafter acquired; (ii) enter into any swap, forward contract, hedging transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any such transaction described in (i) or (ii) is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise; (iii) file or approve the filing of any registration statement with the SEC relating to the offering of any of our Class A common stock or securities convertible into or exercisable or exchangeable for our Class A common stock, or make any demand for or exercise any right with respect to the registration of any of our Class A common stock or the filing of any registration statement with respect thereto; or (iv) publicly disclose or announce an intention to effect any transaction specified in clause (i), (ii) or (iii). The foregoing restrictions do not apply to, among other transactions, the sales of our Class A common stock to be sold in this offering.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

Prior to this offering, there has been no public market for the shares of our Class A common stock. The initial public offering price has been determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters have considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the representatives of the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	prevailing market conditions;

●	our historical performance;

●	estimates of our business potential and prospects for future earnings;

●	consideration of the above factors in relation to market valuation and stages of developments of other companies comparable to ours; and

●	other factors deemed relevant by the representatives of the underwriters and us.

Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares thereof will trade in the public market at or above the initial public offering price.

We intend to apply to list our Class A common stock on The Nasdaq Stock Market LLC under the symbol “ROAD.”

We and the selling stockholders have agreed to indemnify the several underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may effect certain transactions in shares of our Class A common stock in the open market in order to prevent or retard a decline in the market price of our Class A common stock while this offering is in progress. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. “Covered” shorts are short positions in an amount not greater than the underwriters’ option described herein, and “naked” shorts are short positions in excess of that amount. In determining the source of shares to close out a “covered” short, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option. A “covered” short may be covered by either exercising the underwriters’ option or purchasing shares in the open market. A “naked” short is more likely to be created if underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market prior to the completion of this offering, and may only be closed out by purchasing shares in the open market. Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the underwriters in the open market prior to the completion of this offering.

In addition, the underwriters may, pursuant to Regulation M of the Securities Act, also impose a penalty bid, which is when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of our Class A common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. If these activities are commenced by the underwriters, they may be discontinued at any time. These transactions may be effected on The Nasdaq Stock Market LLC, in the over-the-counter market or otherwise.

Electronic Distribution

In connection with this offering, certain of the underwriters may distribute prospectuses by electronic means, such as email. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers, and allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on the website maintained by one or more of the bookrunners of this offering and may be made available on websites maintained by the other underwriters. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not a part of this prospectus or the registration statement of which this prospectus is a part.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, investment research, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may provide from time to time in the future, various financial advisory and investment banking services for us, for which they have received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, certain of the underwriters and their respective affiliates may from time to time effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities (including related derivative securities) and financial instruments (including bank loans), and may continue to do so in the future. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Canadian Residents

Resale Restrictions. The distribution of our Class A common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of our Class A common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers. By purchasing our Class A common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

●	the purchaser is entitled under applicable provincial securities laws to purchase our Class A common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

●	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

●	where required by law, the purchaser is purchasing as principal and not as agent; and

●	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest. Canadian purchasers are hereby notified that each of the underwriters is relying on the exemption set out in Section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights. All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment. Canadian purchasers of shares of our Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in such shares in their particular circumstances and about the eligibility of our Class A common stock for investment by the purchaser under relevant Canadian legislation.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of our Class A common stock has not been made and may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our Class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100, or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of Robert W. Baird & Co. Incorporated for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires our Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed with the underwriters and us that it is a qualified investor within the meaning of the law of the Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive or any measure implementing the Prospectus Directive in any Relevant Member State.

For the purposes of this provision, the expression “an offer to the public” in relation to our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In the case of our Class A common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that our Class A common stock acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of our Class A common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of Robert W. Baird & Co. Incorporated has been obtained to each such proposed offer or resale. We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements. Notwithstanding the above, a person who is not a qualified investor and who has notified Robert W. Baird & Co. Incorporated of such fact in writing may, with the prior consent of Robert W. Baird & Co. Incorporated, be permitted to acquire our Class A common stock in this offering.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Directive 2003/71/EC and amendments thereto, including the 2010 PD Amending Directive) who (i) have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (collectively, “Relevant Persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not Relevant Persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, Relevant Persons.

Notice to Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in our Class A common stock. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, nor us nor the shares have been or will be filed with or approved by any Swiss regulatory authority. The shares are not subject to the supervision by any Swiss regulatory authority (e.g., the Swiss Financial Markets Supervisory Authority FINMA) and investors in the shares will not benefit from protection or supervision by such authority.

Notice to Investors in South Africa

Due to restrictions under the securities laws of South Africa, our Class A common stock is not offered, and the offer of our Class A common stock shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

●	the offer, transfer, sale, renunciation or delivery is to a duly registered bank, mutual bank, financial services provider, financial institution, the Public Investment Corporation (in each case registered as such in South Africa), a person who deals with securities in their ordinary course of business, or a wholly owned subsidiary of a bank, mutual bank, authorized services provider or financial institution, acting as agent in the capacity of an authorized portfolio manager for a pension fund (duly registered in South Africa), or as manager for a collective investment scheme (registered in South Africa); or

●	the contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than R1,000,000.

This document does not, nor is it intended to, constitute an “offer to the public” (as defined in the South African Companies Act, 2008 (the “SA Companies Act”)) and does not, nor is it intended to, constitute a prospectus prepared and registered under the SA Companies Act. This document is not an “offer to the public” and must not be acted on or relied on by persons who do not fall within Section 96(1)(a) of the SA Companies Act (such persons, “Relevant Persons”). Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

A South African resident person or company or any non-South African company which is a subsidiary of a South African company is not permitted to acquire our Class A common stock unless such person has obtained exchange control approval to do so.

LEGAL MATTERS

The validity of the shares of our Class A common stock being offered hereby by us and the selling stockholders will be passed upon by Akin Gump Strauss Hauer & Feld LLP, Dallas, Texas. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The audited consolidated financial statements of Construction Partners, Inc. as of and for the fiscal years ended September 30, 2016 and 2017 included in this prospectus and elsewhere in the registration statement of which this prospectus is a part have been so included in reliance upon the report of RSM US LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

In June 2017, we retained RSM US LLP (“RSM”) as our independent registered public accounting firm. Our independent registered public accounting firm was previously PBMares, LLP (“PBMares”). The decision to dismiss PBMares and appoint RSM was approved by our board of directors, effective as of June 19, 2017. Subsequent to the appointment of RSM, we engaged RSM to reaudit our consolidated financial statements at and for the fiscal years ended September 30, 2015 and 2016, which had previously been audited by PBMares.

The reports of PBMares on our consolidated financial statements at and for the fiscal years ended September 30, 2015 and 2016 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years preceding our discharge of PBMares and the subsequent interim period through June 19, 2017, we had no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with PBMares on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PBMares, would have caused PBMares to make reference in connection with its opinion to the subject matter of the disagreement during its audit of our consolidated financial statements for the fiscal years ended September 30, 2015 and 2016. During the two most recent fiscal years preceding our discharge of PBMares and the subsequent interim period through June 19, 2017, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

During the two fiscal years ended September 30, 2016 and through the period ended June 19, 2017, we did not consult with RSM with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to the Company that RSM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

We have provided PBMares with a copy of the foregoing disclosure and requested that PBMares furnish us with a letter addressed to the SEC stating whether or not PBMares agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter, dated January 26, 2018, furnished by PBMares in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in the registration statement and the exhibits thereto. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and the shares of our Class A common stock offered by this prospectus, reference is made to the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, are qualified by reference to each such contract or document contained in or as an exhibit to the registration statement. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC. You may read any materials we file with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site, www.sec.gov, that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Construction Partners, Inc.:

We have audited the accompanying consolidated balance sheets of Construction Partners, Inc. and subsidiaries as of September 30, 2017 and 2016, and the related consolidated statements of income, stockholders’ equity and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Construction Partners, Inc. and subsidiaries as of September 30, 2017 and 2016, and the results of their operations and their cash flows for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ RSM US LLP

Birmingham, Alabama

December 20, 2017

CONSTRUCTION PARTNERS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30,
	2016	2017
ASSETS
Current assets:
Cash	$51,085	$27,547
Contracts receivable including retainage, net	102,810	120,984
Costs and estimated earnings in excess of billings on uncompleted contracts	7,446	4,592
Inventories	13,245	17,487
Other current assets	2,342	4,520

Total current assets	176,928	175,130

Property, plant and equipment, net	104,338	115,911
Goodwill	29,957	30,600
Intangible assets, net	2,850	2,550
Other assets	2,197	2,483
Deferred income taxes, net	2,012	1,876

Total assets	$318,282	$328,550

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$40,763	$52,402
Billings in excess of costs and estimated earnings on uncompleted contracts	26,888	32,108
Current maturities of debt	14,861	10,000
Accrued expenses and other current liabilities	17,531	20,036

Total current liabilities	100,043	114,546

Long-term liabilities:
Long-term debt, net of current maturities	46,101	47,136
Deferred income taxes, net	8,938	9,667
Other long-term liabilities	6,917	5,020

Total long-term liabilities	61,956	61,823

Total liabilities	161,999	176,369

Commitments and contingencies
Stockholders’ Equity
Preferred stock, par value $0.001; 1,000,000 shares authorized and no shares issued and outstanding	—	—
Common stock, $.001 par value, 5,000,000 shares authorized, 1,785,221 issued and 1,646,924 and 1,654,426 outstanding at September 30, 2016 and September 30, 2017, respectively	2	2
Additional paid-in capital	141,915	142,428
Treasury stock, at cost	(12,621)	(11,983)
Retained earnings	26,987	21,734

Total stockholders’ equity	156,283	152,181

Total liabilities and stockholders’ equity	$318,282	$328,550

See notes to consolidated financial statements

CONSTRUCTION PARTNERS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share data)

	For the Fiscal Years Ended September 30,
	2016	2017
Revenues	$542,347	$568,212
Cost of revenues	467,464	477,241

Gross profit	74,883	90,971
General and administrative expenses	(40,428)	(47,867)
Gain on sale of equipment, net	2,997	3,481

Operating income	37,452	46,585
Interest expense, net	(4,662)	(3,960)
Loss on extinguishment of debt	—	(1,638)
Other expense	(227)	(205)

Income before provision for income taxes	32,563	40,782
Provision for income taxes	10,541	14,742

Net income	$22,022	$26,040

Net income per share attributable to common stockholders:
Basic and diluted	$12.90	$15.79

Weighted average number of common shares outstanding:
Basic and diluted	1,706,711	1,648,821

See notes to consolidated financial statements.

CONSTRUCTION PARTNERS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance, September 30, 2015	1,785,221	$2	$141,698	$(3,695)	$4,965	$142,970
Treasury stock purchase	—	—	—	(9,138)	—	(9,138)
Treasury stock reissued	—	—	—	212	—	212
Equity-based compensation expense	—	—	217	—	—	217
Net income	—	—	—	—	22,022	22,022

Balance, September 30, 2016	1,785,221	2	141,915	(12,621)	26,987	156,283

Treasury stock reissued	—	—	—	638	—	638
Common stock dividend paid	—	—	—	—	(31,293)	(31,293)
Equity-based compensation expense	—	—	513	—	—	513
Net income	—	—	—	—	26,040	26,040

Balance, September 30, 2017	1,785,221	$2	$142,428	$(11,983)	$21,734	$152,181

See notes to consolidated financial statements

CONSTRUCTION PARTNERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Fiscal Years Ended September 30,
	2016	2017
Cash flows from operating activities:
Net income	$22,022	$26,040
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization of long-lived assets	21,530	21,072
Amortization of deferred debt issuance costs	912	660
Loss on extinguishment of debt	—	1,638
Provision for bad debt	732	1,445
Gain on sale of equipment	(2,997)	(3,481)
Equity-based compensation expense	217	513
Deferred income taxes	8,147	865
Changes in operating assets and liabilities:
Contracts receivable including retainage, net	(13,690)	(19,619)
Costs and estimated earnings in excess of billings on uncompleted contracts	8,960	2,854
Inventories	3,304	(3,063)
Other current assets	912	(2,178)
Other assets	(84)	(286)
Accounts payable	(10,534)	11,639
Billings in excess of costs and estimated earnings on uncompleted contracts	9,518	5,220
Accrued expenses and other current liabilities	4,332	5,505
Other long-term liabilities	(1,587)	(1,897)

Net cash provided by operating activities	51,694	46,927

Cash flows from investing activities:
Purchases of property, plant and equipment	(24,855)	(24,399)
Proceeds from sale of equipment	5,850	4,556
Acquisition of a business	—	(10,843)

Net cash used in investing activities	(19,005)	(30,686)

Cash flows from financing activities:
Repayments on revolving credit facility	(3,670)	(5,101)
Proceeds from revolving credit facility	—	10,000
Proceeds from issuance of long-term debt, net of debt issuance costs	3,883	49,617
Repayments of long-term debt	(18,306)	(60,640)
Payment of treasury stock purchase obligation	(3,000)	(3,000)
Proceeds from reissuance of treasury stock	212	638
Common stock dividend paid	—	(31,293)

Net cash used in financing activities	(20,881)	(39,779)

Net change in cash	11,808	(23,538)
Cash:
Beginning of Period	39,277	51,085

End of Period	$51,085	$27,547

Supplemental cash flow information:
Cash paid for interest	$4,311	$3,307
Cash paid for income taxes	$2,566	$12,530
Non-cash items:
Treasury stock purchase obligation	$6,138	$—

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General

Business Description

Construction Partners, Inc. (the “Company”) is a leading infrastructure and road construction company operating in Alabama, Florida, Georgia, South Carolina and North Carolina through its wholly owned subsidiaries. The Company provides site development, paving, utility and drainage systems, as well as hot mix asphalt supply. The Company executes projects for a mix of private, municipal, state, and federal customers that are both privately and publicly funded. The majority of the work is performed under fixed unit price contracts and, to a lesser extent, fixed total price contracts.

The Company was formed as a Delaware corporation in 2007 as a holding company for its wholly owned subsidiary, Construction Partners Holdings, Inc., a Delaware corporation incorporated in 1999 and which began operations in 2001, to execute an acquisition growth strategy in the hot mix asphalt paving and construction industry. SunTx Capital Partners (“SunTx”), a private equity firm based in Dallas, Texas, is the Company’s majority investor and has owned a controlling interest in the Company’s stock since its inception. On September 20, 2017, the Company changed its name from SunTx CPI Growth Company, Inc. to Construction Partners, Inc.

Management’s Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, stockholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the financial statements. Estimates are used in accounting for items such as recognition of revenues and cost of revenues, goodwill and other intangible assets, allowance for doubtful accounts, valuation allowances related to income taxes, accruals for potential liabilities related to lawsuits or insurance claims, and the fair value of equity-based compensation awards. Estimates are continually evaluated based on historical information and actual experience, however, actual results could differ from these estimates.

Note 2—Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Construction Partners, Inc. and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Emerging Growth Company

Construction Partners, Inc. is an “emerging growth company” as defined by the Jumpstart Our Business Startups Act, or “JOBS Act” enacted in April 2012. As an emerging growth company, the Company may take advantage of an exemption from being required to comply with new or revised financial accounting standards until the effective date of such standards is applicable to private companies. The JOBS Act provides that a company may elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected to opt out of such extended transition period, which means that when a standard is issued or revised and it has different effective dates for public and private companies, the Company is required to adopt the new or revised standard at the effective date applicable to public companies that are not emerging growth companies.

Cash

Cash consists principally of currency on hand and demand deposits at commercial banks. The Company maintains demand accounts at several banks. From time to time, account balances have exceeded the maximum available Federal Deposit Insurance Corporation (FDIC) coverage limit. The Company has not experienced any losses in such accounts and regularly monitors the Company’s credit risk.

Contracts Receivable Including Retainage, net

Contracts receivable are generally based on amounts billed and currently due from customers, amounts currently due but unbilled, and amounts retained by the customer pending completion of a project. It is common in the Company’s industry for a small portion of progress billings or the contract price, typically 10%, to be withheld by the customer until the Company completes a project to the satisfaction of the customer in accordance with contract terms. Such amounts are also included as contracts receivable including retainage. Based on the Company’s experience with similar contracts in recent years, billings for such retainage balances are generally collected within one year of the completion of the project.

The carrying value of contracts receivable including retainage, net of the allowance for doubtful accounts, represents their estimated net realizable value. Management provides for uncollectible accounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts, type of service performed, and current economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and an adjustment of the contract receivable.

Costs and Estimated Earnings on Uncompleted Contracts

Billing practices for the Company’s contracts are governed by the contract terms of each project based on progress toward completion approved by the owner, achievement of milestones or pre-agreed schedules. Billings do not necessarily correlate with revenues recognized under the percentage-of-completion method of accounting. The Company records current assets and current liabilities to account for these differences in timing.

The current asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues that have been recognized in amounts which have not been billed under the terms of the contracts. Included in costs and estimated earnings on uncompleted contracts are amounts the Company seeks or will seek to collect from customers or others for errors, changes in contract specifications or design, contract change orders in dispute, unapproved as to scope and price, or other customer related causes of unanticipated additional contract costs (claims and unapproved change orders). Such amounts are recorded at estimated net realizable value when realization is probable and can be reasonably estimated. Claims and unapproved change orders made by the Company may involve negotiation and, in rare cases, litigation. Unapproved change orders and claims also involve the use of estimates, and revenues associated with unapproved change orders and claims are included when realization is probable and amounts can be reliably determined. The Company did not recognize any material amounts associated with claims and unapproved change orders during the periods presented.

The current liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings to customers in excess of revenues recognized.

Concentration of Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of contracts receivable including retainage. In the normal course of business, the Company provides credit to its customers and does not generally require collateral. Concentrations of credit risk associated with these receivables are monitored on an ongoing basis. The Company has not historically experienced significant credit losses due primarily to management’s assessment of customers’ credit ratings. The Company principally deals with recurring customers, state and local governments and well-known local companies whose reputations are known to the Company. Credit checks are performed for significant new customers. Progress payments are generally required for significant projects. The Company generally has the ability to file liens against the property if payments are not made on a timely basis. No customer accounted for more than 10% of the Company’s contracts receivable including retainage, net balance at September 30, 2016 or September 30, 2017.

Projects performed for various Departments of Transportation accounted for 44.3% and 41.9% of consolidated revenues for the fiscal years ended September 30, 2016 and September 30, 2017, respectively. Two customers accounted for more than 10% of consolidated revenues for the fiscal years ended September 30, 2016 and September 30, 2017, as follows:

	% of Consolidated Revenues for the Fiscal Years Ended September 30,
	2016	2017
Alabama Department of Transportation	17.6%	14.9%
North Carolina Department of Transportation	12.9%	13.9%

Inventories

The Company’s inventories are stated at the lower of cost or net realizable value using the average cost method. The cost of inventory includes the cost of material, labor, trucking and other equipment costs associated with procuring and transporting materials to asphalt plants for production and delivery to customers. Inventories consist primarily of raw materials including asphalt cement, aggregate and millings which are primarily expected to be utilized on construction projects within one year.

Revenues and Cost Recognition

Revenues from the Company’s contracts are recognized on the percentage-of-completion method, measured by the relationship of total cost incurred to total estimated contract costs (cost-to-cost method). Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in favorable or unfavorable revisions to estimated costs, revenues and gross profit, and are recognized in the period in which the revisions are determined. Revisions in estimates related to amounts recorded in prior periods resulted in the Company recording net changes in revenues of $(2.8) million and $4.6 million during the fiscal years ended September 30, 2016 and September 30, 2017, respectively.

The accuracy of revenues and cost of revenues reported on the consolidated financial statements depends on, among other things, management’s estimates of total costs to complete projects. Management believes the Company maintains reasonable estimates based on management’s experience; however, many factors contribute to changes in estimates of contract costs. Accordingly, estimates made with respect to uncompleted projects are subject to change as each project progresses and better estimates of contract costs become available. All contract costs are recorded as incurred and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Provisions are recognized for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue, regardless of the stage of completion. When the Company incurs additional costs related to work performed by subcontractors, the Company may have contractual provisions to back charge the subcontractors for those costs. A reduction to costs related to back charges is recognized when the estimated recovery is probable and the amount can be reasonably estimated.

Contract costs include direct labor and material, subcontractors, direct overhead costs and equipment costs (primarily depreciation, fuel, maintenance and repairs).

Fair Value Measurements

Management applies fair value measurement guidance to its impairment analyses for tangible and intangible assets. The Financial Accounting Standards Board (“FASB”) Account Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company endeavors to utilize the best available information in measuring fair value.

The Company’s financial instruments include cash, contracts receivable including retainage and accounts payable reflected as current assets and current liabilities on its Consolidated Balance Sheet at September 30, 2016 and September 30, 2017. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

The Company also has a term loan and a revolving credit facility as described in Note 9. The carrying value of amounts outstanding under these credit facilities is reflected as long-term debt, net of current maturities and current maturities of debt on the Company’s Consolidated Balance Sheet at September 30, 2016 and September 30, 2017. Due to the variable rate nature of these instruments, management considers their carrying value to approximate their fair value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements for operating leases are amortized over the lesser of the term of the related lease or the estimated useful lives of the improvements. Quarry reserves are depleted in accordance with the units-of-production method as aggregate is extracted, using the initial allocation of cost based on proven and probable reserves. Routine repairs and maintenance are expensed as incurred. Asset improvements are capitalized at cost and amortized over the remaining useful life of the related asset.

The useful life of property, plant and equipment categories are as follows:

Category	Estimated Useful Life
Land and improvements	Unlimited
Quarry reserves	Indefinite, based on depletion
Buildings	5 - 39 years
Asphalt plants	3 - 20 years
Construction Equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Leasehold improvements	The shorter of 15 years or the remaining lease term

Management periodically assesses the estimated useful life over which assets are depreciated, depleted or amortized. If the analysis warrants a change in the estimated useful life of property, plant and equipment, management will reduce the estimated useful life and depreciate, deplete or amortize the carrying value prospectively over the shorter remaining useful life.

The carrying amounts of assets sold or retired and the related accumulated depreciation are eliminated in the period of disposal and the resulting gains and losses are included in the results of operations during the same period.

Impairment of Long-Lived Assets

The carrying value of property, plant and equipment and intangible assets subject to amortization is evaluated whenever events or changes in circumstances indicate that the carrying amount of such assets, or an asset group, may not be recoverable. Events or circumstances that might cause management to perform impairment testing include, but are not limited to, a significant decrease in the market price of an asset, a significant adverse change in the extent or manner in which an asset is used or in its physical condition, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset, an operating or cash flow performance combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of an asset, and an expectation that an asset will be disposed of significantly before the end of its previously estimated useful life. If indicators of potential impairment are present, management performs a recoverability test and, if necessary, records an impairment loss. If the total estimated future undiscounted cash flows to be generated from the use and ultimate disposition of an asset or asset group is less than its carrying value, an impairment loss is recorded in the Company’s results of operations, measured as the amount required to reduce the carrying value to fair value. Fair value is determined in accordance with the best available information per the hierarchy described under Fair Value Measurements above. For example, the Company would first seek to identify quoted prices or other observable market data. If observable data is not available, Management would apply the best available information under the circumstances to a technique such as a discounted cash flow model to estimate fair value. Impairment analysis involves estimates and the use of assumptions due to the inherently judgmental nature of forecasting long-term estimated inflows and outflows resulting from the use and ultimate disposition of an asset, and determining the ultimate useful lives of assets. Actual results may differ from these estimates using different assumptions, which could materially impact the results of an impairment assessment.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed in a business combination. Other intangible assets are comprised of finite-lived non-compete agreements and an indefinite-lived name license in connection with businesses acquired. Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, or more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, management evaluates whether events and circumstances continue to support an indefinite useful life. Judgments regarding indicators of potential impairment are based on market conditions and operational performance of the business.

Annually, on the first day of the fourth fiscal quarter, management performs an analysis of the carrying value of goodwill at its reporting units for potential impairment. In accordance with GAAP, the Company may assess its goodwill for impairment initially using a qualitative approach (“step zero”) to determine whether conditions exist to indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. If management concludes, based on its assessment of relevant events, facts and circumstances, that it is more likely than not that a reporting unit’s carrying value is greater than its fair value, then a quantitative analysis will be performed to determine whether there is any impairment. The Company may also elect to initially perform a quantitative analysis instead of starting with step zero. The quantitative assessment for goodwill is a two-step process. “Step one” requires comparing the carrying value of a reporting unit, including goodwill, to its fair value using the income approach. The income approach uses a discounted cash flow model, which involves significant estimates and assumptions, including preparation of revenues and profitability growth forecasts, selection of a discount rate, and selection of a terminal year multiple, to estimate fair value. Management’s assessment of facts and circumstances at each analysis date could cause these assumptions to change. If the fair value of the respective reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and no further testing is required. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is to measure the amount of impairment loss, if any. “Step two” compares the implied fair value of goodwill to the carrying amount of goodwill. The implied fair value of goodwill is determined by a hypothetical purchase price allocation using the reporting unit’s fair value as the purchase price. Management would allocate the estimated fair value of the assets and liabilities of the reporting unit as if the unit was acquired in a business combination, thereby revaluing the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment charge is recorded to write down goodwill to its implied fair value and is recorded in the Company’s results of operations. The Company performed a step one analysis of goodwill during fiscal year 2016 and fiscal year 2017 and determined that the fair value of each of its reporting units exceeded its carrying value, and thus concluded that the carrying value of goodwill was not impaired at September 30, 2016 or September 30, 2017. Accordingly, no further analysis was required or performed.

Management also performs an annual assessment on the first day of the fiscal fourth quarter, of the carrying value of its indefinite-lived intangible assets other than goodwill. Management tests the indefinite-lived intangible assets for impairment by comparing its carrying value to its estimated fair value. An impairment loss is recorded in the Company’s results of operations to the extent the carrying value of an indefinite-lived intangible asset exceeds it fair value. Similar to the assessment of goodwill, events and changes in circumstances could cause management to utilize different assumptions in subsequent evaluations, which could materially impact the results of an impairment assessment.

Deferred Debt Issuance Costs

Costs directly associated with obtaining debt financing are deferred and amortized over the term of the related debt agreement. Unamortized amounts related to long-term debt are reflected on the Consolidated Balance Sheet as a direct deduction from the carrying amount of the related long-term debt liability.

Equity Issuance Costs

The Company capitalizes certain third-party fees that are directly associated with in-process equity offerings. These amounts are recorded as prepaid expenses, included in other current assets on the Consolidated Balance Sheet until the offering is consummated, suspended or abandoned. If efforts to complete an equity offering are suspended or abandoned, the capitalized costs are charged to general and administrative expenses in the period the offering is suspended or abandoned. When an offering is completed, the capitalized costs are recorded as a reduction to additional paid-in capital generated by the offering. At September 30, 2017, $2.2 million of capitalized equity issuance costs are included in other current assets.

Comprehensive Income

Comprehensive income is a measure of net income and all other changes in equity that result from transactions other than transactions with stockholders. Management has determined that net income is the Company’s only component of comprehensive income. Accordingly, there is no difference between net income and comprehensive income.

Income Taxes

The provision for income taxes includes federal and state income taxes. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which the temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management evaluates the realization of deferred tax assets and establishes a valuation allowance when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Deferred tax assets and deferred tax liabilities are presented net by taxing authority and classified as non-current on the Company’s Consolidated Balance Sheet.

The Company’s policy is to classify income tax related interest and penalties as interest expense and other expenses, respectively.

Equity-based Incentive Plans

Compensation costs related to equity-classified share-based awards to employees are recognized on the financial statements based on grant-date fair value. Compensation cost for graded-vesting awards is recognized ratably over the vesting periods.

Accrued Insurance Costs

The Company carries insurance policies to cover various risks, including primarily general liability, automobile liability and workers’ compensation, under which it is liable to reimburse the insurance company for a portion of each claim paid. The amount for which the Company is liable for general liability, automobile liability and workers’ compensation claims is $0.25 million per occurrence. Management accrues for probable losses, both reported and unreported, that are reasonably estimable using actuarial methods based on historic trends modified, if necessary, by recent events. Changes in loss assumptions caused by changes in actual experience would affect the assessment of the ultimate liability and could have an effect on the Company’s operating results and financial position up to $0.25 million per occurrence for general liability, automobile liability and workers’ compensation claims.

The Company provides employee medical insurance under policies that are both fixed premium fully-insured policies and self-insured policies that are administered by the insurance company. Under the self-insured policies the Company is liable to reimburse the insurance company for actual claims paid plus an administrative fee. The Company purchases separate stop-loss insurance which limits the individual participant claim loss to amounts ranging from seventy-five thousand to one hundred sixty thousand dollars.

In addition to the retention items noted above, the Company is required by the Company’s insurance provider to maintain a standby letter of credit. This letter of credit serves as a guarantee by the banking institution to pay the Company’s insurance provider the incurred claim costs attributable to general liability, workers’ compensation and automobile liability claims, up to the amount stated in the standby letter of credit, in the event that these claims are not paid by the Company.

Earnings per Share

Basic earnings per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to common stockholders by the weighted average number of common shares and potential dilutive common shares outstanding during the period, determined using the treasury stock method. Securities that are anti-dilutive are not included in the calculation of diluted earnings per share.

Segment Reporting and Reporting Units

The Company operates in Alabama, Florida, Georgia, South Carolina and North Carolina through its wholly-owned legal entity subsidiaries. Each of these entities was established as an acquired platform operating company and performs essentially the same operations, primarily infrastructure and road construction, in its respective state.

Management determined that the Company functions as a single operating segment, and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. In particular, management assessed the discrete financial information routinely provided to the Company’s Chief Operating Decision Maker (“CODM”), its Chief Executive Officer, to monitor the Company’s operating performance and support decisions regarding allocation of resources to its operations. Specifically, performance is continuously monitored at the consolidated level and at the individual contract level to timely identify fluctuations from expected results. Resource allocations are based on the capacity of the Company’s operating facilities to pursue new project opportunities, including reallocation of assets that are underutilized from time to time at a certain operating facility to another operating facility where additional resources might be required to fully meet demand. Management considered other factors further supporting this conclusion, noting substantial similarities throughout all of the Company’s operations with respect to services provided, type of customers, sourcing of materials and manufacturing and delivery methodologies.

Management further determined that the Company’s four platform operating companies represent the Company’s reporting units for purposes of assessing potential impairment of goodwill. These operating companies function one level below the Company’s single operating segment. These legal entities represent significant acquisitions that occurred over time in Alabama, Georgia, North Carolina and Florida pursuant to the Company’s strategic growth strategy. Each platform company is managed by a President of the entity who has primary responsibility for their respective operating company. Collectively, these Presidents are directly accountable to, and maintain regular contract with, the CODM as a team to discuss operating activities, financial results, forecasts, and operating plans for the Company’s single operating segment.

Note 3—Accounting Standards

Recently Adopted Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements—Going Concern (Topic 205): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Amendments of this update address management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. Disclosures are required when conditions or events exist that raise such substantial doubt. The evaluation must be based on relevant conditions and events that are known and reasonably knowable at that date. The amendments of this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The Company adopted this guidance during fiscal year 2016. Adoption of the guidance did not have an impact on the Company’s disclosure in the notes to its consolidated financial statements.

Recently Issued Accounting Pronouncements

The FASB has issued certain ASUs that are applicable to the Company and will be adopted in future periods. The consolidated financial statements and related disclosures for the fiscal years ended September 30, 2016 and September 30 2017 do not reflect the requirements of this guidance. The following is a brief description of the recently issued ASUs and management’s current assessment regarding the methods, timing and impact of adoption of such ASUs by the Company in the future.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairments. The amendments of this update are required for public business entities and other entities that have goodwill reported in their financial statements. The amendments of this update modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. Prior to the amendments of this guidance, an entity performs the first step of the goodwill impairment test by comparing the fair value of a reporting unit to its carrying amount. If an impairment loss was indicated, the entity computes the implied fair value of goodwill to determine the amount of an impairment loss, if any (step two). Implied fair value of goodwill is calculated by assigning the fair value of a reporting unit to all of its assets and liabilities in a manner consistent with procedures performed as if that reporting unit had been acquired in a business combination. An entity still has the option to perform the qualitative assessment for a reporting unit to determine whether a quantitative impairment test is necessary. If a quantitative test is performed, this guidance eliminates step two of the assessment. Rather, under the amendments of this update, an entity shall recognize an impairment charge in the amount by which the carrying amount exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. The new guidance is effective for public companies for fiscal years beginning after December 15, 2019 and interim periods within those years, and shall be applied on a prospective basis to goodwill impairment tests subsequent to adoption of the standard. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. That disclosure should be provided in the first annual period and in the interim period within the first annual period when the entity initially adopts the amendments of this update. Management is currently assessing this guidance to determine the Company’s adoption date and the potential impact of adoption on the Company’s consolidated financial statements, and expects to revise disclosures upon adoption to describe the Company’s impairment analysis methodology and reason for the change in accounting principle.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments of this update refine the definition of a business. Prior to this update, guidance in Topic 805 defined a business as having an integrated set of assets along with three elements or activities: inputs, processes, and outputs (collectively referred to as a “set”). The amendments of this update provide a framework to assist entities in evaluating when a set is not a business. Amendments of this update are applicable to public companies for annual periods beginning after December 15, 2017, including interim periods within those periods. This update shall be applied prospectively on or after the effective date. No disclosures are required at transition. Early application is permitted under certain circumstances. Management expects to adopt this update for the Company’s fiscal year beginning October 1, 2018, and is currently evaluating this guidance to determine the potential impact of adoption on its consolidated financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments of this update provide guidance on eight cash flow classification issues: debt prepayment and debt extinguishment costs, settlement of certain debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. The amendments of this update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments shall be reflected as of the beginning of the fiscal year that includes that interim period. Management is currently assessing this guidance to determine the Company’s adoption date and the potential impact of adoption on the Company’s consolidated financial statements and disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. Amendments of this Update change the accounting for certain aspects of share-based payments to employees. The guidance requires the recognition of the income tax effects of awards in the income statement when the awards vest or are settled, thus eliminating additional paid-in capital pools. The guidance also allows for the employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting. In addition, the guidance allows for a policy election to account for forfeitures as they occur rather than on an estimated basis, as is currently required. Amendments of the Update are effective for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. Management is currently evaluating this guidance to determine the potential impact of adoption on its consolidated financial statements and disclosures

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The amendments of this guidance require a lessee to recognize most leases on its balance sheet, and recognize expenses on the income statement in a manner similar to current practice. The lessee will recognize a lease liability calculated as the present value of its obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating. Operating leases will result in a single lease cost allocated over the lease term on a straight-line basis with cash payments presented as cash flows from operations. Financing leases will result in separate presentation of interest expense on the lease liability and amortization expense of the right-to-use asset, with repayments of the principal portion of the lease liability presented as financing activities and payments of interest on the lease liability and variable lease payments presented as operating activities. The amendments of this update are effective for public companies in annual periods beginning on or after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company leases office premises and equipment as described in Note 17. Management expects to adopt this ASU for the Company’s fiscal year beginning October 1, 2019, and is currently evaluating this guidance to determine the potential impact of adoption on its consolidated financial statements and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which revises and consolidates current guidance, eliminates industry-specific revenue recognition guidance and establishes a comprehensive principle-based approach for determining revenue recognition. The core principle of the guidance is that an entity shall recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for providing those goods or services. Amendments of this update set forth a five-step revenue recognition model to be applied consistently to all contracts with customers, except those that are within the scope of other topics in the ASC: identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligation in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. The update also provides guidance regarding the recognition of costs related to obtaining and fulfilling customer contracts. This update also requires quantitative and qualitative disclosures sufficient to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including disclosures on significant judgments made when applying the guidance.

Subsequent to the issuance of ASU 2014-09, the FASB issued the following pronouncements, which each amend ASU 2014-09: ASU 2015-14 deferred the effective date of ASU 2014-09 from annual and interim periods beginning after December 15, 2016 to annual and interim periods beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. With the issuance of ASU 2016-08 in March 2016, the FASB clarified the implementation guidance on principals versus agent considerations in FASB ASC 606. In April 2016, the FASB issued ASU 2016-10, which clarified implementation guidance on identifying performance obligations and licensing in FASB ASC 606. Other provisions of the guidance in FASB ASC 606 were also amended with the issuances of ASU 2016-12 in May 2016 and ASU 2016-20 in December 2016.

The update permits adoption using either a full retrospective approach, under which all years included in the financial statements will be presented under the revised guidance, or a modified retrospective approach, under which financial statements will be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative adjustment to the opening balance of retained earnings for contracts that still require performance by the entity at the date of adoption. Management expects to adopt this update for the Company’s fiscal year beginning October 1, 2018. Management is in the early stages of assessing the amendments of this update to select a transition method and to determine the potential impact of adoption on its consolidated financial statements and disclosures.

Note 4—Business Acquisition

Pursuant to a purchase agreement, on September 22, 2017, the Company acquired the ongoing sand and gravel mining operations located in Etowah, Elmore and Autauga counties in Alabama in order to expand our aggregate production facilities. This acquisition has been accounted for as a business combination. Consideration paid to consummate the acquisition consisted of $10.8 million cash paid on the closing date. The Company also entered into a purchase commitment with the seller to purchase $3.1 million of inventory over the next two years.

Identifiable assets acquired and liabilities assumed were recorded at their estimated fair values based on the methodology described under Fair Value Measurements in Note 2. The excess of consideration paid over the net fair value of assets acquired and liabilities assumed in the amount of $0.6 million was recorded as goodwill. The amount of consideration paid in excess of the fair value of net assets acquired is recorded as goodwill, which is deductible for income tax purposes. The following summarizes the provisional allocation of total consideration paid to the fair value of identifiable assets, subject to final adjustment (in thousands):

Inventory	$1,179
Quarry reserves	4,800
Land	1,746
Plant	1,247
Equipment	1,228
Goodwill	643

$10,843

The results of operations associated with this acquisition are included in the consolidated financial statements since the acquisition date and were not material to the Consolidated Statements of Income. Pro forma results of operations as if the acquisition had been consummated on October 1, 2015 are not material to the Consolidated Statements of Income for the fiscal year ended September 30, 2016 or September 30, 2017.

Note 5—Contracts Receivable including Retainage, net

Contracts receivable including retainage, net are comprised of the following at September 30, 2016 and September 30, 2017 (in thousands):

	September 30,
	2016	2017
Contracts receivable	$90,681	$109,538
Retainage	13,168	13,180

	103,849	122,718
Allowance for doubtful accounts	(1,039)	(1,734)

Contracts receivable including retainage, net	$102,810	$120,984

The following is a summary of changes in the allowance for doubtful accounts balance during the fiscal years ended September 30, 2016 and September 30, 2017 (in thousands):

	For the Fiscal Years Ended September 30,
	2016	2017
Balance at beginning of period	$1,616	$1,039
Charged to bad debt expense	732	1,445
Write-off of contracts receivable including retainage	(1,309)	(750)

Balance at end of period	$1,039	$1,734

Retainage receivables have been billed but are not due until contract completion and acceptance by the customer.

Note 6—Costs and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings compared to billings on uncompleted contracts at September 30, 2016 and September 30, 2017 consist of the following (in thousands):

	September 30,
	2016	2017
Costs on uncompleted contracts	$534,596	$489,661
Estimated earnings to date on uncompleted contracts	58,475	62,193

	593,071	551,854
Billings to date on uncompleted contracts	(612,513)	(579,370)

Net billings in excess of costs and estimated earnings on uncompleted contracts	$(19,442)	$(27,516)

Reconciliation of net billings in excess of costs and estimated earnings to amounts reflected on the Company’s Consolidated Balance Sheet at September 30, 2016 and September 30, 2017 is follows (in thousands):

	September 30,
	2016	2017
Costs and estimated earnings in excess of billings on uncompleted contracts	$7,446	$4,592
Billings in excess of costs and estimated earnings on uncompleted contracts	(26,888)	(32,108)

Net billings in excess of costs and estimated earnings on uncompleted contracts	$(19,442)	$(27,516)

Note 7—Property, Plant and Equipment

Property, plant and equipment at September 30, 2016 and September 30, 2017 consist of the following (in thousands):

	September 30,
	2016	2017
Construction equipment	$150,675	$154,911
Asphalt plants	61,199	66,379
Land and improvements	15,835	20,991
Quarry reserves	2,419	7,219
Buildings	9,597	9,848
Furniture and fixtures	3,770	3,870
Leasehold improvements	407	765

Total property, plant and equipment, gross	243,902	263,983
Accumulated depreciation, depletion and amortization	(139,564)	(148,072)

Total property, plant and equipment, net	$104,338	$115,911

Depreciation, depletion and amortization expense related to property, plant and equipment for the fiscal years ended September 30, 2016 and September 30, 2017 was $21.1 million and $20.8 million, respectively.

Note 8—Goodwill and Other Intangible Assets

The following presents goodwill activity during the fiscal years ended September 30, 2016 and September 30, 2017 (in thousands):

Balance at September 30, 2015	$29,957

Balance at September 30, 2016	29,957
Additions	643

Balance at September 30, 2017	$30,600

A summary of other intangible assets at September 30, 2016 and September 30, 2017 is as follows (in thousands):

		September 30,
		2016			2017
	Useful Life (Years)	Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Indefinite-lived:
License	Indefinite	$2,000	$—	$2,000	$2,000	$—	$2,000
Definite-lived:
Non-compete agreements	5 years	1,500	(650)	850	1,500	(950)	550

Total Intangible Assets		$3,500	$(650)	$2,850	$3,500	$(950)	$2,550

Total amortization expense related to definite-lived intangible assets was $0.4 million and $0.3 million for the fiscal years ended September 30, 2016 and September 30, 2017, respectively.

Estimated future total amortization expense related to definite-lived intangible assets is as follows (in thousands):

Fiscal Year	Estimated Amortization Expense
2018	$300
2019	250
Thereafter	—

Total	$550

Note 9—Liabilities

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities were comprised of the following at September 30, 2016 and September 30, 2017 (in thousands):

	September 30,
	2016	2017
Accrued payroll and benefits	$10,357	$13,364
Treasury stock purchase obligation	3,000	2,569
Accrued insurance costs	2,457	1,198
Other current liabilities	1,717	2,905

Total accrued expenses and other current liabilities	$17,531	$20,036

Other long-term liabilities

Other long-term liabilities were comprised of the following at September 30, 2016 and September 30, 2017 (in thousands):

	September 30,
	2016	2017
Treasury stock purchase obligation	$3,138	$569
Accrued insurance costs	3,205	3,796
Other	574	655

Total other long-term liabilities	$6,917	$5,020

Note 10—Debt

The Company maintains various credit facilities from time to time to finance acquisitions, the purchase of real estate, construction equipment, asphalt plants and other fixed assets, and for general working capital purposes. Debt at September 30, 2016 and September 30, 2017 consisted of the following (in thousands):

	September 30,
	2016	2017
Long-term debt:
Compass Term Loan	$—	$47,500
Compass Revolving Credit Facility	—	10,000
CIT Credit Facility	38,774	—
Capitala Term Loan	12,500	—
Other long-term debt	6,866	—

Total long-term debt	58,140	57,500
Deferred debt issuance costs	(2,279)	(364)
Current maturities of long-term debt	(9,760)	(10,000)

Long-term debt, net of current maturities	$46,101	$47,136

Current maturities of debt:
Current maturities of long-term debt	9,760	10,000
Revolving lines of credit	5,101	—

Total current maturities of debt	$14,861	$10,000

Compass Credit Agreement

On June 30, 2017, Construction Partners Holdings, Inc. (“Construction Partners Holdings”), the Company’s wholly-owned subsidiary entered into a credit agreement with Compass Bank as Agent, Sole Lead Arranger and Sole Bookrunner (as amended, the “Compass Credit Agreement”), which provides for a $50.0 million term loan (the “Compass Term Loan”) and a $30.0 million revolving credit facility (the “Compass Revolving Credit Facility”). The Compass Credit Agreement was used to refinance all existing long-term and short-term debt, as described below. The principal amount of the Compass Term Loan must be paid in quarterly installments of $2.5 million. All amounts borrowed under the Compass Credit Agreement mature on July 1, 2022.

Construction Partners Holdings’ obligations under the Compass Credit Agreement are guaranteed by the Company and all of Construction Partners Holdings’ direct and indirect subsidiaries and are secured by a first priority security interest in substantially all of the Company’s assets.

Under the Compass Credit Agreement, borrowings can be designated as base rate loans or Euro-Dollar Loans. The interest rate on base rate loans fluctuates and is equal to (i) the highest of: (a) the rate of interest in effect for such day as publicly announced from time to time by the Agent as its “prime rate,” (b) the federal funds rate plus 0.50% and (c) the quotient of the London Interbank Offered Rate (“LIBOR”) for deposits in U.S. dollars as obtained from Reuter’s, Bloomberg or another commercially available source designated by the Agent two Euro-Dollar Business Days (as defined in the Compass Credit Agreement) before the first day of the applicable interest period divided by 1.00 minus the Euro-Dollar Reserve Percentage (as defined in the Compass Credit Agreement) plus 1.0% for a one-month interest period, plus (ii) the applicable rate, which ranges from 2.0% to 2.25%. The interest rate for Euro-Dollar loans fluctuates and is equal to the sum of the applicable rate, which ranges from 2.0% to

2.25%, plus LIBOR for the interest period selected by the Agent. In order to economically hedge against changes in interest rates, on June 30, 2017, the Company entered into an interest rate swap agreement with a notional amount of $25.0 million, under which we pay a fixed percentage rate of 2.015% and receive a credit based on the applicable LIBOR rate. This swap agreement does not meet the criteria for hedge accounting treatment in accordance with GAAP. At September 30, 2017, the notional value of this interest rate swap agreement was $23.75 million and the fair value was $(0.2) million, which is included within other liabilities on the Consolidated Balance Sheet.

Construction Partners Holdings must pay a commitment fee of 0.35% per annum on the aggregate unused revolving commitments under the Compass Credit Agreement as well as fees with respect to any letters of credit issued under the Compass Credit Agreement.

The Compass Credit Agreement contains usual and customary negative covenants for agreements of this type, including, but not limited to, restrictions on Construction Partners Holdings’ ability to make acquisitions, make loans or advances, make capital expenditures and investments, create or incur indebtedness, create liens, wind up or dissolve, consolidate, merge or liquidate, or sell, transfer or dispose of assets. The Compass Credit Agreement requires Construction Partners Holdings to satisfy certain financial covenants, including a minimum fixed charge coverage ratio of 1.20 to 1.00. The Compass Credit Agreement also requires us to maintain a maximum consolidated leverage ratio of 2:00 to 1.00, subject to certain adjustments as further described in the Compass Credit Agreement. The Compass Credit Agreement includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, certain changes of control, material money judgments and failure to maintain subsidiary guarantees. The Compass Credit Agreement prevents Construction Partners Holdings from paying dividends or otherwise distributing cash to the Company unless, after giving effect to such dividend, Construction Partners Holdings would be in compliance with the financial covenants and, at the time any such dividend is made, no default or event of default exists or would result from the payment of such dividend. At September 30, 2017, the Company was in compliance with all covenants under the Compass Credit Agreement.

CIT Credit Facility (repaid in full and terminated June 30, 2017)

On December 12, 2014 the Company and its wholly-owned subsidiaries (“Borrowers”) entered a credit agreement with a consortium of six financial institutions represented by CIT Finance LLC (“CIT”) acting as Administrative Agent and Collateral Agent (“CIT Credit Facility”). The $76.0 million facility consisted of a $49.0 million term loan (“CIT Term Loan”) and capacity for additional borrowings of $27.0 million to finance future purchases of certain fixed assets (“CapEx Facility”). In connection with incurring this debt, the Company recorded $2.3 million in deferred debt issuance costs, which are included in “Long-term debt, net of current maturities” in the Company’s Consolidated Balance Sheet at September 30, 2016 and was amortized to interest expense over the original term of the facility. At June 30, 2017, the remaining unamortized balance of deferred debt issuance costs was recorded as a loss on extinguishment of debt upon repayment of the loan in conjunction with the refinancing described above.

Proceeds from the CapEx Facility were used to acquire Eligible Equipment as defined in the CIT Credit Facility. Borrowings are secured by equipment purchased, which is subject to periodic appraisal at the request of the Collateral Agent. The net cash proceeds received from the sale or disposition of any collateral shall be applied to repay the outstanding loan obligation. Under the terms of the agreement, borrowings under the CapEx Facility were converted to the CIT Term Loan balance on the last day of each quarter in which borrowings occurred.

The CIT Credit Facility bore interest at an annual rate of 3-months LIBOR plus 3.5% (4.34% at September 30, 2016) which was subject to (i) certain payment restrictions; and (ii) mandatory Prepayment provision if the aggregate balance outstanding to any Borrower exceeds defined limits. Principal on the CIT Term Loan was payable quarterly at 3.125% of aggregate gross borrowings, with a final payment of the outstanding principal amount on December 12, 2019. The Company was permitted to repay the CIT Term Loan in any year. The CIT Credit Facility contained certain financial covenants including leverage ratio and fixed charge coverage ratio requirements, and restricted the Company’s ability to, among other things: incur liens and encumbrances on equipment, incur further indebtedness, make dividend payments except under certain conditions or express waiver, dispose of a material portion of assets or merge with a third party, and make investments in securities.

On June 30, 2017, the Company repaid all outstanding principal and interest in the amount of $32.0 million and terminated the CIT Credit Facility. On that same date, unamortized deferred debt issuance costs in the amount of $1.0 million were charged to loss on extinguishment of debt.

Capitala Term Loan (repaid in full and terminated June 30, 2017)

On December 12, 2014, the Company and certain of its subsidiaries entered into a second lien credit agreement with Capitala Finance Corp., which provides for $12.5 million interest only term loan (“Capitala Term Loan”). In connection with incurring this debt, the Company recorded $1.4 million in deferred debt issuance costs, which were included in “Long-term debt, net of current maturities” in the Company’s Consolidated Balance Sheet and amortized to interest expense over the term of the Capitala Term Loan.

The Capitala Term Loan bore interest at an annual rate of 11.5%, which was subject to certain restrictions. 100% of the outstanding principal amount was due on maturity on June 12, 2020. The Company was permitted to repay the Capitala Term Loan in any year, subject to a pre-payment fee for the first 24 months. The Capitala Term Loan contained certain financial covenants including leverage ratio and fixed charge coverage ratio requirements, and restricted the Company’s ability to, among other things: incur liens and encumbrances on equipment, incur further indebtedness, make dividend payments except under certain conditions or express waiver, dispose of a material portion of assets or merge with a third party, and make investments in securities.

On June 30, 2017, the Company repaid all outstanding principal and interest in the amount of $12.6 million and terminated the Capitala Term Loan. On that same date, unamortized deferred debt issuance costs in the amount of $0.7 million were charged to loss on extinguishment of debt.

Other Debt (repaid in full and terminated June 30, 2017)

The Company’s outstanding debt at September 30, 2016 included certain other term loans and revolving credit facilities. These loans were collateralized with the assets financed by the borrowings and include terms that vary for each facility, including interest rates ranging from 3.33% to 11.5% and maturities ranging from December 2016 through June 2020. The outstanding principal balance of these facilities at September 30, 2016 included $6.9 million under various term loan facilities and $5.1 million under various revolving lines of credit. Total borrowing capacity under the lines of credit was $16.5 million at September 30, 2016.

On June 30, 2017, the Company repaid all outstanding principal and interest under these loans in the amount of $10.1 million, and terminated all related agreements.

The scheduled contractual repayment terms of long-term debt at September 30, 2017 are as follows:

Fiscal Year
2018	$10,000
2019	10,000
2020	10,000
2021	10,000
2022	17,500
Thereafter	—

Total	$57,500

Interest expense was $4.9 million and $4.1 million for the fiscal years ended September 30, 2016 and September 30, 2017, respectively. Amortization of deferred issuance costs included in interest expense was $0.9 million and $0.7 million for the fiscal years ended September 30, 2016 and September 30, 2017, respectively.

Note 11—Equity

At September 30, 2017, the Company had authorized for issuance 1,000,000 shares of preferred stock, par value $0.001. No preferred shares were issued and outstanding at September 30, 2017.

At September 30, 2017, the Company had authorized for issuance 5,000,000 shares of common stock, par value per share $0.001. In April 2016, the Company entered into an agreement to purchase 107,506 shares of the Company’s stock from a former stockholder for an aggregate of $9.1 million. In connection with this agreement, the Company made payments of $3.0 million each in April 2016 and April 2017, and is obligated to make future payments of $2.5 million and $0.6 million in April 2018 and April 2019, respectively, which are reflected as accrued expenses and other current liabilities, and other long-term liabilities, respectively, on the Company’s Consolidated Balance Sheet.

The following presents the Company’s outstanding shares and treasury shares during the fiscal years ended September 30, 2016 and September 30, 2017 (dollars in thousands):

	Common Shares	Treasury Shares
	Outstanding	Shares	Cost
Outstanding, September 30, 2015	1,751,932	(33,289)	$(3,695)
Treasury stock purchases	(107,506)	(107,506)	(9,138)
Issuance of treasury shares	2,498	2,498	212

Outstanding, September 30, 2016	1,646,924	(138,297)	(12,621)
Issuance of treasury shares	7,502	7,502	638

Outstanding, September 30, 2017	1,654,426	(130,795)	$(11,983)

On December 21, 2016, the Company’s Board of Directors declared a special dividend to common shareholders of record as of the close of business on December 15, 2016 in the amount of $31.3 million ($19 per share). The dividend was paid from cash on hand on January 10, 2017. Management does not expect the Company to declare stock dividends in the foreseeable future; however, the Company’s future dividend policy will depend upon earnings, financial condition, capital requirements and certain other factors, including terms of credit agreements that restrict the Company’s ability to declare or pay dividends.

Note 12—Earnings per Share

The following summarizes the weighted-average number of basic and diluted common stock shares outstanding and the calculation of basic and diluted earnings per share for the fiscal years ended September 30, 2016 and September 30, 2017, respectively (dollars in thousands, except share and per share amounts):

	For the Fiscal Years Ended September 30,
	2016	2017
Numerator
Net income attributable to common shareholders	$22,022	$26,040
Denominator
Weighted average number of common shares outstanding, basic and diluted	1,706,711	1,648,821
Net income per common share attributable to common shareholders, basic and diluted	$12.90	$15.79

There is no difference between basic and diluted earnings per share for the fiscal years ended September 30, 2016 or September 30, 2017. The Company had 38,017 and 30,515 common stock equivalents which were excluded from the calculation of diluted earnings per share for the fiscal years ended September 30, 2016 and September 30, 2017, respectively, since their inclusion would be anti-dilutive.

Note 13—Equity-based Compensation

2017 Options

On March 7, 2017, the Company granted to a certain employee options to purchase 2,960 shares of the Company’s common stock with an exercise price of $1.00 per share and an expiration date of March 7, 2027. The options are classified as equity awards. The grant date fair value was $139.21, calculated using the Black-Scholes option pricing model applied to the following inputs.

Risk-free rate	2.04%
Expected term (in years)	5
Expected volatility	50%
Expected dividend yield	0%
Value of underlying stock	$140.11

These options vested 100% at the date of grant, and are exercisable only during a Change in Control Exercise Period as defined by the award. Unrecognized compensation expense in connection with these options at September 30, 2017 is $0.4 million. At September 30, 2017, all 2,960 options are outstanding and vested. None of these options are exercisable or have intrinsic value at September 30, 2017, since a change of control had not occurred through that date.

2016 Equity Incentive Plan

On August 22, 2016, the Company granted to certain employees options to purchase 10,000 shares of the Company’s common stock with an exercise price of $85 per share and an expiration date of August 22, 2026. The options are classified as equity awards. The grant date fair value was $73.02, calculated using the Black-Scholes option pricing model applied to the following inputs.

Risk-free rate	1.31%
Expected term (in years)	6
Expected volatility	50%
Expected dividend yield	0%
Value of underlying stock	$125.18

These options do not contain performance conditions or market conditions. The requisite service period is the vesting period in accordance with the following schedule:

Percent Vested	Vesting Date
25%	Grant Date, August 22, 2016
25%	March 15, 2017
25%	March 15, 2018
25%	March 15, 2019

During the fiscal year ended September 30, 2016, the Company recorded compensation expense in connection with these options in the amount of $0.2 million, which is reflected as general and administrative expense in the Company’s Consolidated Statement of Income. On May 8, 2017, all options granted under the 2016 Equity Incentive Plan were modified to immediately vest all remaining unvested options outstanding. Accordingly, all remaining unrecognized compensation expense was recognized during that period. Total compensation expense recorded during the fiscal year ended September 30, 2017 in connection with these options was $0.5 million. At September 30, 2017, there was no unrecognized compensation expense related to unvested options.

The following is a summary of changes to the number of unvested options under the 2016 Equity Incentive Plan during the years ended September 30, 3016 and September 30, 2017:

Unvested options outstanding at September 30, 2015	—
Granted	10,000
Vested	(2,500)
Forfeited	—

Unvested options outstanding at September 30, 2016	7,500

Granted	—
Vested	(7,500)
Forfeited	—

Unvested options outstanding at September 30, 2017	—

The intrinsic value of options exercised during the fiscal years ended September 30, 2016 and September 30, 2017 was $0.1 million and $0.4 million, respectively. The intrinsic value of options outstanding at September 30, 2016 was $0.3 million. No options were outstanding under the 2016 Equity Incentive Plan at September 30, 2017.

The following is a summary of activity related to options under the 2016 Equity Incentive Plan during the years ended September 30, 2016 and September 30, 2017:

Outstanding, September 30, 2015	—
Granted	10,000
Exercised	(2,498)
Forfeited or expired	—

Outstanding, September 30, 2016	7,502

Granted	—
Exercised	(7,502)
Forfeited or expired	—

Outstanding, September 30, 2017	—

The Company received proceeds of $0.2 million and $0.6 million from option holders upon exercises during the fiscal years ended September 30, 2016 and September 30, 2017, respectively. Shares were issued from treasury shares.

2010 Non-Plan Stock Option Plan, as amended

In 2010, the Company granted certain employees options to purchase 30,515 shares of the Company’s common stock with an exercise price of $143.60 per share. The options are classified as equity awards. No options have been exercised or forfeited, and all remain outstanding and exercisable at September 30, 2016 and September 30, 2017. The options had no intrinsic value at September 30, 2016 or September 30, 2017.

Note 14—Provision for Income Taxes

The Company files a consolidated U.S. income tax return and income tax returns in various states. Management evaluated the Company’s tax positions based on appropriate provisions of applicable enacted tax laws and regulations and believes that they are supportable based on their specific technical merits and the facts and circumstances of the transactions.

The provision for income taxes for the fiscal years ended September 30, 2016 and September 30, 2017 consists of the following (in thousands):

	For the Fiscal Years Ended September 30,
	2016	2017
Current
U.S. Federal	$976	$11,977
State	1,418	1,900

Total current	2,394	13,877

Deferred
U.S. Federal	9,813	711
State	(1,666)	154

Total deferred	8,147	865

Provision for income taxes	$10,541	$14,742

Differences exist between income and expenses reported on the consolidated financial statements and those deducted for U.S. Federal and state income tax reporting. The Company’s deferred tax assets and liabilities are comprised of the following temporary difference tax effects at September 30, 2016 and September 30, 2017 (in thousands):

	September 30,
	2016	2017
Deferred tax assets
Allowance for bad debt	$705	$936
Amortization of finite-lived intangible assets	771	751
State net operating loss	2,073	1,928
Alternative minimum tax credit	696	—
Employee benefits	313	243
Accrued insurance claims	1,195	1,417
Other	627	506

Total deferred tax assets, net	6,380	5,781

Deferred tax liabilities
Amortization of goodwill	(4,148)	(5,022)
Property, plant and equipment	(8,895)	(8,550)
Other	(263)	—

Total deferred tax liabilities, net	(13,306)	(13,572)

Net deferred tax assets (liabilities)	$(6,926)	$(7,791)

The Consolidated Balance Sheets at September 30, 2016 and September 30, 2017 includes gross deferred tax assets of $6.4 million and $5.8 million, respectively. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected taxable income, and tax-planning strategies in making this assessment. Based on the weight of all evidence known and available as of the balance sheet date, management believes that these tax benefits are more likely than not to be realized in the future. To the extent management does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

The Company had recorded a valuation allowance for 100% of the deferred tax benefit related to a Florida net operating loss carryforward. Due to the ongoing utilization of the Florida net operating loss carryforward in 2016, the Company’s determination that it is more likely than not the net operating loss will be utilized prior to its expiration, and the Company no longer being in a cumulative three year tax loss position in Florida, the remaining $2.1 million allowance was eliminated at September 30, 2016.

Income taxes payable have been reduced by fuel tax credits of $0.4 million and $0.3 million for the fiscal years ended September 30, 2016 and September 30, 2017, respectively. The remaining amount of goodwill expected to be deductible for tax purposes was $17.0 million and $15.3 million at September 30, 2016 and September 30, 2017, respectively.

Following is a reconciliation of net deferred tax assets (liabilities) to amounts reflected on the Company’s Consolidated Balance Sheets at September 30, 2016 and September 30, 2017 (in thousands):

	September 30,
	2016	2017
Asset: Deferred income taxes, net	$2,012	$1,876
Liability: Deferred income taxes, net	(8,938)	(9,667)

Net deferred tax assets (liabilities)	$(6,926)	$(7,791)

At September 30, 2016 and September 30, 2017, the Company had a state net operating loss carryforward of $56.7 million and $52.5 million, respectively. The Company had a federal alternative minimum tax credit of $0.7 million at September 30, 2016 and no alternative minimal tax credit available at September 30, 2017. The Company did not have any state income tax credit carryforwards at September 30, 2016 or September 30, 2017. The state net operating loss credit carryforwards expire in varying amounts between the fiscal years ended September 30, 2020 and September 30, 2030.

The U.S. statutory tax rate applicable to the Company was 34.0% and 35.0% during the fiscal years ended September 30, 2016 and September 30, 2017, respectively. The following table reconciles income taxes based on the U.S. statutory tax rate to the Company’s income before provision for income taxes for the fiscal years ended September 30, 2016 and September 30, 2017 (in thousands):

	For the Fiscal Years Ended September 30,
	2016	2017
Provision for income tax at federal statutory rate	$11,071	$14,260
State income taxes	1,385	1,268
Reversal of state tax asset valuation allowance	(2,129)	—
Other	214	(786)

Provision for income taxes	$10,541	$14,742

Uncertain Tax Positions

Accounting Standards Codification (“ASC”) 740, Income Taxes prescribes a recognition threshold and measurement model for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company is subject to tax audits in various jurisdictions in the U.S. Tax audits by their very nature are often complex. In the normal course of business, the Company is subject to challenges from the IRS and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. As part of the calculation of the provision for income taxes on earnings, management determines whether the benefits of the Company’s tax positions are at least more likely than not to be sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not to be sustained upon audit, management accrues the largest amount of the benefit that is more likely than not to be sustained. Such accruals require management to make estimates and judgments with respect to the ultimate outcome of a tax audit. Actual results could vary materially from these estimates. The Company performed an analysis of its tax positions and determined that no uncertain tax positions exist. Accordingly, there was no liability for uncertain tax positions at September 30, 2016 or September 30, 2017. Based on the provisions of ASC 740, the Company had no material unrecognized tax benefits at September 30, 2016 or September 30, 2017. Due to the utilization of net operating loss carryforwards, the Company’s federal income tax returns for fiscal years ended September 30, 2012 through September 30, 2017 are subject to examination. Various state income tax returns for fiscal years ended September 30, 2011 through September 30, 2017 are subject to examination.

Note 15—Employee Benefit Plans

Defined Contribution Plan

The Company offers a 401(k) retirement plan covering substantially all employees at least 21 years of age and with more than one year of service. The Company makes discretionary employer contributions, subject to IRS safe harbor rules. Employer contributions charged to earnings during the fiscal years ended September 30, 2016 and September 30, 2017 were $1.4 million and $1.8 million, respectively.

Note 16—Related Parties

On January 30, 2015, the Company entered into a master services subcontract with Austin Trucking, LLC (“Austin Trucking”), an entity owned by an immediate family member of a Senior Vice President of the Company. Pursuant to the agreement, Austin Trucking performs subcontract work for the Company, including trucking services. For these subcontract services, the Company incurred costs of approximately $11.0 million and $11.8 million during the fiscal years ended September 30, 2016 and September 30, 2017, respectively, which is included as cost of revenues on the Consolidated Statements of Income. At September 30, 2016 and September 30, 2017, the Company had $0.6 million and $1.0 million, respectively, due to Austin Trucking reflected as accounts payable on its Consolidated Balance Sheets.

From time to time, the Company provides construction services to various companies owned by a family member of a Senior Vice President of the Company. For these services the Company earned approximately $2.0 million and $6.3 million during the fiscal years ended September 30, 2016 and September 30, 2017, respectively, which is included as revenues on the Consolidated Statements of Income. At September 30, 2016 and September 30, 2017, the Company had $2.7 million and $5.3 million, respectively, due from these companies reflected as contracts receivable on its Consolidated Balance Sheets.

For periodic corporate events, the Company charters a boat from Deep South Adventures, LLC, which is owned by a Senior Vice President of the Company. The Company paid Deep South Adventures, LLC approximately $0.4 million and $0.3 million during the fiscal years ended September 30, 2016 and September 30, 2017, respectively, and recognized the cost as general and administrative expenses on its Consolidated Statements of Income.

On June 1, 2014, the Company entered into an access agreement with Island Pond Corporate Services, LLC (“Island Pond”) regarding certain property owned by one of the Company’s founders and the Chairman of the Board of Directors as well as Managing Partner of SunTx. Pursuant to the access agreement, Island Pond grants the Company the non-exclusive right to use that certain land located in Baker County, Georgia for the purposes of business development. Pursuant to the terms of this agreement, the Company paid Island Pond approximately $0.3 million during each of the fiscal years ended September 30, 2016 and September 30, 2017, and recognized the cost as general and administrative expenses on its Consolidated Statements of Income.

The Company rents vehicles from an entity owned by a family member of a Senior Vice President of the Company. The vehicles are rented on a month-to-month basis. The Company paid this entity approximately

$1.4 million and $1.2 million during the fiscal years ended September 30, 2016 and September 30, 2017, respectively and recognized the cost as general and administrative expenses on its Consolidated Statements of Income.

A family member of a Senior Vice President of the Company provides consulting services to the Company. For these consulting services, the Company paid approximately $0.2 million during each of the fiscal years ended September 30, 2016 and 2017 and recognized the cost as general and administrative expenses on its Consolidated Statements of Income.

A law firm owned by a family member of a Senior Vice President of the Company, provides legal services to the Company. For this legal work, the Company paid the law firm approximately $0.3 million during each of the fiscal years ended September 30, 2016 and September 30, 2017 and recognized the cost as general and administrative expenses on its Consolidated Statements of Income.

The Company leases office space for the Dothan, Alabama office from H&K, Ltd. (“H&K”), an entity partly owned by a Senior Vice President of the Company. The office space is leased through early 2020. Under the lease agreement, the Company pays a fixed minimum rent per month. Pursuant to the terms of the lease agreement, the Company paid H&K approximately $0.1 million during each of the fiscal years ended September 30, 2016 and September 30, 2017 and recognized the cost as general and administrative expenses on its Consolidated Statements of Income.

The Company leases office space for its Montgomery, Alabama office from H&A Properties LLC (“H&A”), an entity partially owned by two Senior Vice Presidents of the Company. The office space is leased through early 2020. Under the lease agreement, the Company pays a fixed minimum rent per month. Pursuant to the terms of the lease agreement, the Company paid H&A approximately $0.1 million during each of the fiscal years ended September 30, 2016 and September 30, 2017 and recognized the cost as general and administrative expenses on its Consolidated Statements of Income.

The Company is party to a management services agreement with SunTx under which the Company pays $0.25 million per fiscal quarter, as well as reimbursement of certain travel expenses. During each of the fiscal years ended September 30, 2016 and September 30, 2017, the Company incurred and paid a total of $1.3 million to SunTx related to such fees and expense reimbursements and recognized the cost as general and administrative expenses on its Consolidated Statements of Income.

Note 17—Commitments and Contingencies

Operating Leases

The Company leases office premises and equipment. Where leases contain escalation clauses or concessions, such as rent holidays and landlord/tenant incentives or allowances, the impact of such adjustment is recognized on a straight-line basis over the minimum lease period. Certain leases provide for renewal options and require the payment of real estate taxes or other occupancy costs, which are also subject to escalation clauses. Operating lease expense amounted to approximately $6.5 million and $9.1 million for the fiscal years ended September 30, 2016 and September 30, 2017, respectively, which is primarily included in cost of revenues in the Consolidated Statements of Income.

Future minimum obligations under non-cancelable operating leases at September 30, 2017 are as follows (in thousands):

Fiscal Year
2018	$8,876
2019	6,793
2020	4,204
2021	1,914
2022	450
Thereafter	—

Total	$22,237

These amounts include obligations to related parties described in Note 16 of $0.2 million in each of fiscal years 2018 through 2019, and $0.1 million in fiscal year 2020.

Litigation, Claims, and Assessments

The Company, from time to time, is subject to various inquiries or audits by taxing authorities (income taxes or other) originating from its operations, covering a wide range of matters that arise in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may not be resolved in the Company’s favor. The Company is also involved in other legal and administrative proceedings arising in the ordinary course of business. The outcomes of these inquiries and legal proceedings are not expected to have a material effect on the Company’s financial position or results of operations on an individual basis, although adverse outcomes in a significant number of such ordinary course inquires and legal proceedings could, in the aggregate, have a material adverse effect on the Company’s financial condition and results of operations.

Letters of Credit

During the fiscal year ended September 30, 2016, the Company had capacity of $9.0 million under credit facilities to obtain letters of credit in the normal course of business. Under the Compass Revolving Credit Facility entered into on June 30, 2017, the Company has a total capacity of $30.0 million which may be used for a combination of cash borrowings and letters of credit issuances. At September 30, 2016 and September 30, 2017, the Company had aggregate letters of credit outstanding in the amount of $7.6 million and $8.7 million respectively, primarily related to certain insurance policies as described in Note 2.

Note 18—Condensed Financial Statements of Registrant

CONSTRUCTION PARTNERS, INC.

PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30,
	2016	2017
ASSETS
Cash	$1,201	$1,330
Investment in subsidiaries	160,962	162,274
Due from subsidiaries	10,886	—
Other assets	943	2,196

Total assets	$173,992	$165,799

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Treasury stock purchase obligation	$3,000	$2,569
Due to subsidiaries	—	6,449
Other current liabilities	—	1,061

Total short-term liabilities	3,000	10,079

Long-term liabilities:
Long-term debt	11,571	—
Due to subsidiaries	—	2,971
Treasury stock purchase obligation	3,138	569

Total long-term liabilities	14,709	3,540

Total liabilities	17,709	13,619

Stockholders’ Equity
Preferred stock, par value $0.001; 1,000,000 shares authorized and no shares issued and outstanding	—	—
Common stock, $.001 par value, 5,000,000 shares authorized, 1,785,221 issued and 1,646,924 and 1,654,426 outstanding at September 30, 2016 and September 30, 2017, respectively	2	2
Additional paid-in capital	141,915	142,428
Treasury stock, at cost	(12,621)	(11,983)
Retained earnings	26,987	21,733

Total stockholders’ equity	156,283	152,180

Total liabilities and stockholders’ equity	$173,992	$165,799

See note to condensed financial statements of parent company

CONSTRUCTION PARTNERS, INC.

PARENT COMPANY ONLY

CONDENSED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	For the Fiscal Years Ended September 30,
	2016	2017
Equity in net income of subsidiaries	$23,453	$28,312
Equity-based compensation expense	(217)	(513)
General and administrative expenses	(225)	(388)
Loss on extinguishment of debt	—	(714)
Interest expense	(1,739)	(1,338)

Income before provision for income taxes	21,272	25,359

Income tax benefit	750	681

Net income	$22,022	$26,040

Net income per share attributable to common stockholders:
Basic and diluted	$12.90	$15.79

Weighted average number of common shares outstanding:
Basic and diluted	1,706,711	1,648,821

See note to condensed financial statements of parent company

CONSTRUCTION PARTNERS, INC.

PARENT COMPANY ONLY

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Fiscal Years Ended September 30,
	2016	2017
Cash flows from operating activities:
Net income	$22,022	$26,040
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of deferred debt issuance costs	286	216
Loss on extinguishment of debt	—	714
Deferred income taxes	797	350
Equity-based compensation expense	217	513
Equity in net income of subsidiaries	(23,453)	(28,312)
Changes in operating assets and liabilities:
Other current liabilities	—	1,061
Other assets	(356)	(1,603)

Net cash used in operating activities	(487)	(1,021)

Cash flows from investing activities:
Return of investments in subsidiaries	—	27,000

Net cash provided by investing activities	—	27,000

Cash flows from financing activities:
Change in amounts due to (from) subsidiaries, net	1,371	20,305
Repayments of long-term debt	—	(12,500)
Payment of treasury stock purchase obligation	(3,000)	(3,000)
Proceeds from reissuance of treasury stock	212	638
Common stock dividend paid	—	(31,293)

Net cash used in financing activities	(1,417)	(25,850)

Net change in cash	(1,904)	129
Cash:
Beginning of Period	3,105	1,201

End of Period	$1,201	$1,330

See note to condensed financial statements of parent company

Note to Condensed Financial Statements of Parent Company

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Construction Partners (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Company. The ability of Construction Partners, Inc.’s operating subsidiaries to pay dividends is restricted by the terms of the credit facilities described in Note 9.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes thereto. On September 20, 2017, the Company changed its name from SunTx CPI Growth Company, Inc. to Construction Partners, Inc.

Note 19—Subsequent Events

The Company has evaluated subsequent events from the September 30, 2017 balance sheet date through December 20, 2017, the date at which the consolidated financial statements were available to be issued, and determined that there were no other material items to disclose.

CONSTRUCTION PARTNERS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30, 2017	December 31, 2017
		(unaudited)
ASSETS
Current assets:
Cash	$27,547	$30,219
Contracts receivable including retainage, net	120,984	94,489
Costs and estimated earnings in excess of billings on uncompleted contracts	4,592	6,996
Inventories	17,487	18,193
Other current assets	4,520	7,414

Total current assets	175,130	157,311

Property, plant and equipment, net	115,911	118,638
Goodwill	30,600	30,600
Intangible assets, net	2,550	2,475
Other assets	2,483	4,666
Deferred income taxes, net	1,876	2,235

Total assets	$328,550	$315,925

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$52,402	$41,036
Billings in excess of costs and estimated earnings on uncompleted contracts	32,108	36,586
Current maturities of debt	10,000	10,000
Accrued expenses and other current liabilities	20,036	13,900

Total current liabilities	114,546	101,522

Long-term liabilities:
Long-term debt, net of current maturities	47,136	39,655
Deferred income taxes, net	9,667	6,556
Other long-term liabilities	5,020	5,015

Total long-term liabilities	61,823	51,226

Total liabilities	176,369	152,748

Commitments and contingencies
Stockholders’ Equity
Preferred stock, par value $0.001; 1,000,000 shares authorized and no shares issued and outstanding	—	—
Common stock, $.001 par value, 5,000,000 shares authorized, 1,785,221 issued and 1,654,426 outstanding	2	2
Additional paid-in capital	142,428	142,428
Treasury stock, at cost	(11,983)	(11,983)
Retained earnings	21,734	32,730

Total stockholders’ equity	152,181	163,177

Total liabilities and stockholders’ equity	$328,550	$315,925

The accompanying notes are an integral part of these consolidated financial statements

CONSTRUCTION PARTNERS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited in thousands, except share and per share data)

	For the Three Months Ended December 31,
	2016	2017
Revenues	$122,120	$150,421
Cost of revenues	103,391	127,623

Gross profit	18,729	22,798
General and administrative expenses	(10,563)	(12,426)
Gain on sale of equipment, net	254	145

Operating income	8,420	10,517
Interest expense, net	(1,047)	(297)
Other expense	(26)	(21)

Income before provision (benefit) for income taxes	7,347	10,199
Provision (benefit) for income taxes	2,786	(797)

Net income	$4,561	$10,996

Net income per share attributable to common stockholders:
Basic and diluted	$2.77	$6.65

Weighted average number of common shares outstanding:
Basic and diluted	1,646,924	1,654,426

The accompanying notes are an integral part of these consolidated financial statements

CONSTRUCTION PARTNERS, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance, September 30, 2017	1,785,221	$2	$142,428	$(11,983)	$21,734	$152,181
Net income	—	—	—	—	10,996	10,996

Balance, December 31, 2017 (unaudited)	1,785,221	$2	$142,428	$(11,983)	$32,730	$163,177

The accompanying notes are an integral part of these consolidated financial statements

CONSTRUCTION PARTNERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands)

	For the Three Months Ended December 31,
	2016	2017
Cash flows from operating activities:
Net income	$4,561	$10,996
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization of long-lived assets	5,222	5,675
Amortization of deferred debt issuance costs	174	19
Provision for bad debt	145	145
Gain on sale of equipment, net	(254)	(145)
Equity-based compensation expense	82	—
Deferred income taxes	23	(3,470)
Changes in operating assets and liabilities:
Contracts receivable including retainage, net	30,979	25,479
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,274)	(2,466)
Inventories	(1,230)	(706)
Other current assets	(2,964)	(2,600)
Other assets	(1,106)	(549)
Accounts payable	(13,364)	(11,268)
Billings in excess of costs and estimated earnings on uncompleted contracts	1,296	4,599
Accrued expenses and other current liabilities	(4,044)	(6,214)
Other long-term liabilities	521	(5)

Net cash provided by operating activities	18,767	19,490

Cash flows from investing activities:
Purchases of property, plant and equipment	(7,630)	(9,509)
Proceeds from sale of equipment	352	191

Net cash used in investing activities	(7,278)	(9,318)

Cash flows from financing activities:
Repayments of revolving credit facility	—	(5,000)
Repayments of long-term debt	(2,810)	(2,500)

Net cash used in financing activities	(2,810)	(7,500)

Net change in cash	8,679	2,672
Cash:
Beginning of Period	51,085	27,547

End of Period	$59,764	$30,219

Supplemental cash flow information:
Cash paid for interest	$974	$489
Cash paid for income taxes	$100	$916
Non-cash items:
Dividend declared not paid	$31,293	$—
Notes receivable in connection with sale of subsidiary (Note 9)	$—	$1,930

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General

Business Description

Construction Partners, Inc. (the “Company”) is a leading infrastructure and road construction company operating in Alabama, Florida, Georgia, South Carolina and North Carolina through its wholly-owned subsidiaries. The Company provides site development, paving, utility and drainage systems, as well as hot mix asphalt supply. The Company executes projects for a mix of private, municipal, state, and federal customers that are both privately and publicly funded. The majority of the work is performed under fixed unit price contracts and, to a lesser extent, fixed total price contracts.

The Company was formed as a Delaware corporation in 2007 as a holding company for its wholly-owned subsidiary, Construction Partners Holdings, Inc., a Delaware corporation incorporated in 1999 and which began operations in 2001 to execute an acquisition growth strategy in the hot mix asphalt paving and construction industry. SunTx Capital Partners (“SunTx”), a private equity firm based in Dallas, Texas, is the Company’s majority investor and has owned a controlling interest in the Company’s stock since its inception. On September 20, 2017, the Company changed its name from SunTx CPI Growth Company, Inc. to Construction Partners, Inc.

Seasonality

The use and consumption of our products and services fluctuate due to seasonality. Our products are used, and our construction operations and production facilities are located, outdoors. Therefore, seasonal changes and other weather-related conditions, in particular extended rainy and cold weather in the spring and fall and major weather events, such as hurricanes, tornadoes, tropical storms and heavy snows, can adversely affect our business and operations through a decline in both the use of our products and demand for our services. In addition, construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the third and fourth quarters of our fiscal year typically result in higher activity and revenues during those quarters. The first and second quarters of our fiscal year typically have lower levels of activity due to adverse weather conditions. The results of operations and cash flows for any fiscal quarter may not be indicative of future results or of the results of operations or cash flows for a full fiscal year. These interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements and related notes thereto for the year ended September 30, 2017.

Note 2—Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Construction Partners, Inc. and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. These interim consolidated statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), which permit reduced disclosure for interim periods. The Consolidated Balance Sheet as of September 30, 2017 was derived from audited financial statements for the year then ended, but does not include all necessary disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) with respect to annual financial statements. In the opinion of management, the unaudited consolidated financial statements include all recurring adjustments and normal accruals necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the dates and periods presented. These financial statements and accompanying notes should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended September 30, 2017 and notes thereto. Results for interim periods are not necessarily indicative of the results to be expected for a full fiscal year or for any future period.

Management’s Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, stockholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the financial statements. Estimates are used in accounting for items such as recognition of revenues and cost of revenues, goodwill and other intangible assets, allowance for doubtful accounts, valuation allowances related to income taxes, accruals for potential liabilities related to lawsuits or insurance claims, and the fair value of equity-based compensation awards. Estimates are continually evaluated based on historical information and actual experience; however, actual results could differ from these estimates. Actual results could differ materially from those estimates.

A description of certain critical accounting policies of the Company is presented below. Additional critical accounting policies and the underlying judgments and uncertainties are described in the notes to the Company’s annual consolidated financial statements for the fiscal year ended September 30, 2017.

Emerging Growth Company

Construction Partners, Inc. is an “emerging growth company” as defined by the Jumpstart Our Business Startups Act, or “JOBS Act” enacted in April 2012. As an emerging growth company, the Company may take advantage of an exemption from being required to comply with new or revised financial accounting standards until the effective date of such standards is applicable to private companies. The JOBS Act provides that a company may elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected to opt out of such extended transition period, which means that when a standard is issued or revised and it has different effective dates for public and private companies, the Company is required to adopt the new or revised standard at the effective date applicable to public companies that are not emerging growth companies.

Contracts Receivable Including Retainage, net

Contracts receivable including retainage are generally based on amounts billed and currently due from customers, amounts currently due but unbilled, and amounts retained by the customer pending completion of a project. It is common in the Company’s industry for a small portion of progress billings or the contract price, typically 10%, to be withheld by the customer until the Company completes a project to the satisfaction of the customer in accordance with contract terms. Such amounts are also included as contracts receivable including retainage, net. Based on the Company’s experience with similar contracts in recent years, billings for such retainage balances are generally collected within one year of the completion of the project.

The carrying value of contracts receivable including retainage, net of the allowance for doubtful accounts, represents their estimated net realizable value. Management provides for uncollectible accounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts, type of service performed, and current economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and an adjustment of the contract receivable.

Costs and Estimated Earnings on Uncompleted Contracts

Billing practices for the Company’s contracts are governed by the contract terms of each project based on progress toward completion approved by the owner, achievement of milestones or pre-agreed schedules. Billings do not necessarily correlate with revenues recognized under the percentage-of-completion method of accounting. The Company records current assets and current liabilities to account for these differences in timing.

The current asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues that have been recognized in amounts which have not been billed under the terms of the contracts. Included in costs and estimated earnings in excess of billings on uncompleted contracts are amounts the Company seeks or will seek to collect from customers or others for errors, changes in contract specifications or design, contract change orders in dispute, unapproved as to scope and price, or other customer related causes of unanticipated additional contract costs (claims and unapproved change orders). Such amounts are recorded at estimated net realizable value when realization is probable and can be reasonably estimated. Claims and unapproved change orders made by the Company may involve negotiation and, in rare cases, litigation. Unapproved change orders and claims also involve the use of estimates, and revenues associated with unapproved change orders and claims are included when realization is probable and amounts can be reliably determined. The Company did not recognize any material amounts associated with claims and unapproved change orders during the periods presented.

The current liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings to customers in excess of revenues recognized.

Concentration of Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of contracts receivable including retainage. In the normal course of business, the Company provides credit to its customers and does not generally require collateral. Concentrations of credit risk associated with these receivables are monitored on an ongoing basis. The Company has not historically experienced significant credit losses due primarily to management’s assessment of customers’ credit ratings. The Company principally deals with recurring customers, state and local governments and well-known local companies whose reputations are known to the Company. Credit checks are performed for significant new customers. Progress payments are generally required for significant projects. The Company generally has the ability to file liens against the property if payments are not made on a timely basis. No customer accounted for more than 10% of the Company’s contracts receivable including retainage, net balance at September 30, 2017 or December 31, 2017.

Projects performed for various Departments of Transportation accounted for 36.8% and 37.3% of consolidated revenues for the three months ended December 31, 2016 and December 31, 2017, respectively. Two customers accounted for more than 10% of consolidated revenues for the three months ended December 31, 2016 and December 31, 2017, as follows:

	% of Consolidated Revenues for the Three Months Ended December 31,
	2016	2017
Alabama Department of Transportation	13.7%	13.2%
North Carolina Department of Transportation	11.0%	13.2%

Revenues and Cost Recognition

Revenues from the Company’s contracts are recognized on the percentage-of-completion method, measured by the relationship of total cost incurred to total estimated contract costs (cost-to-cost method). Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in favorable or unfavorable revisions to estimated costs, revenues and gross profit, and are recognized in the period in which the revisions are determined.

The accuracy of revenues and cost of revenues reported on the consolidated financial statements depends on, among other things, management’s estimates of total costs to complete projects. The Company maintains reasonable estimates based on management’s experience; however, many factors contribute to changes in estimates of contract costs. Accordingly, estimates made with respect to uncompleted projects are subject to change as each project progresses and better estimates of contract costs become available. All contract costs are recorded as incurred and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Provisions are recognized for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue, regardless of the stage of completion. When the Company incurs additional costs related to work performed by subcontractors, the Company may have contractual provisions to back charge the subcontractors for those costs. A reduction to costs related to back charges is recognized when the estimated recovery is probable and the amount can be reasonably estimated.

Contract costs include direct labor and material, subcontractors, direct overhead costs and equipment costs (primarily depreciation, fuel, maintenance and repairs).

Income Taxes

The provision for income taxes includes federal and state income taxes. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management evaluates the realization of deferred tax assets and establishes a valuation allowance when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Deferred tax assets and deferred tax liabilities are presented net by taxing authority and classified as non-current on the Company’s Consolidated Balance Sheet.

The Company’s policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

Equity Issuance Costs

The Company capitalizes certain third-party fees that are directly associated with in-process equity offerings. At December 31, 2017, $2.9 million of capitalized equity issuance costs are recorded as prepaid expenses, included in other current assets on the Consolidated Balance Sheet.

Note 3—Contracts Receivable including Retainage, net

Contracts receivable including retainage, net are comprised of the following at September 30, 2017 and December 31, 2017 (in thousands):

	September 30, 2017	December 31, 2017
		(unaudited)
Contracts receivable	$109,538	$81,974
Retainage	13,180	13,700

	122,718	95,674
Allowance for doubtful accounts	(1,734)	(1,185)

Contracts receivable including retainage, net	$120,984	$94,489

Retainage receivables have been billed, but are not due until contract completion and acceptance by the customer.

Note 4—Costs and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings compared to billings on uncompleted contracts at September 30, 2017 and December 31, 2017 consist of the following (in thousands):

	September 30, 2017	December 31, 2017
		(unaudited)
Costs on uncompleted contracts	$489,661	$540,038
Estimated earnings to date on uncompleted contracts	62,193	68,742

	551,854	608,780
Billings to date on uncompleted contracts	(579,370)	(638,370)

Net billings in excess of costs and estimated earnings on uncompleted contracts	$(27,516)	$(29,590)

Reconciliation of net billings in excess of costs and estimated earnings to amounts reflected on the Company’s Consolidated Balance Sheet at September 31, 2017 and December 31, 2017 is follows (in thousands):

	September 30, 2017	December 31, 2017
		(unaudited)
Costs and estimated earnings in excess of billings on uncompleted contracts	$4,592	$6,996
Billings in excess of costs and estimated earnings on uncompleted contracts	(32,108)	(36,586)

Net billings in excess of costs and estimated earnings on uncompleted contracts	$(27,516)	$(29,590)

Note 5—Debt

The Company maintains various credit facilities from time to time to finance acquisitions, the purchase of real estate, construction equipment, asphalt plants and other fixed assets, and for general working capital purposes. Debt at September 30, 2017 and December 31, 2017 consisted of the following (in thousands):

	September 30, 2017	December 31, 2017
		(unaudited)
Long-term debt:
Compass Term Loan	$47,500	$45,000
Compass Revolving Credit Facility	10,000	5,000

Total long-term debt	57,500	50,000
Deferred debt issuance costs	(364)	(345)
Current maturities of long-term debt	(10,000)	(10,000)

Long-term debt, net of current maturities	$47,136	$39,655

Current maturities of debt:
Current maturities of long-term debt	10,000	10,000

Total current maturities of debt	$10,000	$10,000

Note 6—Equity

On December 21, 2016, the Company’s Board of Directors declared a special dividend to common shareholders of record as of the close of business on December 15, 2016 in the amount of $31.3 million ($19 per share). The dividend was paid from cash on hand on January 10, 2017. Management does not expect the Company to declare stock dividends in the foreseeable future; however, the Company’s future dividend policy will depend upon earnings, financial condition, capital requirements and certain other factors, including terms of credit agreements that restrict the Company’s ability to declare or pay dividends.

Note 7—Earnings per Share

There is no difference between basic and diluted earnings per share for the three months ended December 31, 2016 or December 31, 2017. The Company had 38,017 and 30,515 common stock equivalents which were excluded from the calculation of diluted earnings per share for the three months ended December 31, 2016 and December 31, 2017, respectively, since their inclusion would be anti-dilutive.

Note 8—Provision (benefit) for Income Taxes

The Company recorded income tax expense of $2.8 million during the three months ended December 31, 2016 and an income tax benefit of $0.8 million during the three months ended December 31, 2017.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation known as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act includes broad and complex changes to the U.S. tax code, including a reduction in the U.S. federal corporate tax rate from 35% to 21% effective January 1, 2018. For the year ended September 30, 2018, the Company will record its income tax provision based on a blended U.S. statutory tax rate of 24.5%, which is based on a proration of the applicable tax rates before and after the effective date of the Tax

Act, and the effect of applicable state income taxes. The statutory rate of 21% will apply for fiscal years beginning after September 30, 2018.

During the three months ended December 31, 2017, the Company recorded a provisional discrete tax benefit of $3.5 million related to the Tax Act, primarily due to adjusting its U.S. deferred tax liabilities by the same amount, reflecting the reduction in the U.S. federal corporate tax rate. This net reduction in deferred tax liabilities also included the estimated impact on the Company’s net state deferred tax assets.

The Company’s effective tax rate for the three months ended December 31, 2016 and December 31, 2017 was 37.9% and (7.9%), respectively. The effective tax rate for the three months ended December 31, 2017 is lower than the comparable prior year period primarily due to the benefit of a tax credit recorded during the three months ended December 31, 2017 related to the enactment of the Tax Act, and the change in the federal corporate tax rate from 35% to 21%.

For various reasons, the Company has not completed its accounting for the income tax effects of certain elements of the Tax Act. In regards to the reduction in the U.S. corporate tax rate, the Company is continuing to analyze the temporary differences that existed on the date of the enactment and the temporary differences originating in the current fiscal year. The Company expects to complete its analysis of the accounting guidance related to the Tax Act and its evaluation of the impacts of the Tax Act by September 30, 2018.

Note 9—Related Parties

On December 31, 2017, the Company sold a wholly-owned subsidiary to an immediate family member of a Senior Vice President of the Company in consideration for a note receivable in the amount of $1.0 million, which approximated net book value of the disposed entity. In connection with this transaction, the Company also received a note receivable on December 31, 2017 in the amount of $0.9 million representing certain accounts payable of the disposed subsidiary that were paid by the Company. Principal and interest payments are scheduled to be made in periodic installments from January 2018 through December 2023.

On January 30, 2015, the Company entered into a master services subcontract with Austin Trucking, LLC (“Austin Trucking”), an entity owned by an immediate family member of a Senior Vice President of the Company. Pursuant to the agreement, Austin Trucking performs subcontract work for the Company, including trucking services. For these subcontract services, the Company incurred costs of approximately $2.9 million during each of the three months ended December 31, 2016 and December 31, 2017, which is included as cost of revenues on the Consolidated Statements of Income. At September 30, 2017 and December 31, 2017, the Company had $1.0 million and $0.4 million, respectively, due to Austin Trucking reflected as accounts payable on its Consolidated Balance Sheets.

From time to time, the Company provides construction services to various companies owned by a family member of a Senior Vice President of the Company. For these services the Company earned approximately $1.1 million and $1.3 million during the three months ended December 31, 2016 and December 31, 2017, respectively, which is included as revenues on the Consolidated Statements of Income. At September 30, 2017 and December 31, 2017, the Company had $5.3 million and $6.3 million, respectively, due from these companies reflected as contracts receivable including retainage, net on its Consolidated Balance Sheets.

The Company is party to a management services agreement with SunTx under which the Company pays $0.25 million per fiscal quarter, as well as reimbursement of certain travel expenses. During each of the three months ended December 31, 2016 and December 31, 2017, the Company incurred and paid a total of $0.3 million to SunTx related to such fees and expense reimbursements and recognized the cost as general and administrative expenses on its Consolidated Statements of Income.

In the normal course of business, the Company maintains relationships and engages in transactions with other related parties. Transaction amounts during the three months ended December 31, 2016 and December 31, 2017 are not material to the Consolidated Statements of Income or to cash flows for those periods. Amounts due to or from such related parties are not material to the Company’s Consolidated Balance Sheet at December 31, 2017. The nature of these relationships and transactions are described in Note 16 to the Company’s audited consolidated financial statements for the year ended September 30, 2017.

Note 10—Subsequent Events

The Company has evaluated subsequent events from the December 31, 2017 balance sheet date through February 21, 2018, the date at which the consolidated financial statements were available to be issued, and determined that there were no other material items to disclose.

Class A Common Stock

             Shares

Construction Partners, Inc.

PROSPECTUS

Baird	Raymond James	Stephens Inc.

Imperial Capital

D.A. Davidson & Co.

Through and including                     , 2018 (the 25th day after the hereof), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the issuance and distribution of Class A common stock being registered hereunder (other than underwriting discounts and commissions). Except for the SEC registration fee and FINRA filing fee, all amounts are estimates.

SEC registration fee		$25,771.50	*
FINRA filing fee		31,550.00	*
Stock exchange listing fee			*
Accounting fees and expenses			*
Legal fees and expenses			*
Printing and engraving expenses			*
Transfer Agent and Registrar fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Limitation of Liability

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability:

●	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

●	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

●	for any transaction from which the director derives an improper personal benefit.

In accordance with Section 102(b)(7) of the DGCL, the amended and restated certificate of incorporation (the “Certificate”) of Construction Partners, Inc. (the “Registrant”) will provide that no director shall be personally liable to the Registrant or any of its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL or any other law of the State of Delaware. The effect of this provision is to eliminate the rights of the Registrant and its stockholders (through stockholders’ derivative suits on the Registrant’s behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except as restricted by Section 102(b)(7) of the DGCL. However, this provision will not limit or eliminate the rights of the Registrant or its stockholders to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL or any other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with the Certificate, the liability of the Registrant’s directors to the Registrant or its stockholders will be eliminated or limited to the fullest extent authorized by the DGCL or any other law of the State of Delaware, as so amended. Any repeal or amendment of provisions of the Certificate limiting or eliminating the liability of directors, whether by the Registrant’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits the Registrant to further limit or eliminate the liability of directors on a retroactive basis.

Indemnification

Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action or suit (i.e., one by or in the right of the corporation), indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

The Certificate will provide that the Registrant will, to the fullest extent authorized or permitted by applicable law, indemnify its current and former directors and officers, as well as those persons who, while directors or officers of the Registrant, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expenses, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to the Certificate will be indemnified by the Registrant in connection with a proceeding initiated by such person only if such proceeding was authorized by the Registrant’s board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification to be conferred by the Certificate is a contractual right that includes the right to be paid by the Registrant the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses will be made only upon delivery to us of an undertaking, by or on behalf of any person covered by the Certificate, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the Certificate or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by the Certificate may have or hereafter acquire under law, the Certificate, the amended and restated bylaws of the Registrant (the “Bylaws”), an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of the Certificate affecting indemnification rights, whether by the Registrant’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will

(to the extent permitted by applicable law) be prospective only, except to the extent such amendment or change in law permits the Registrant to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. The Certificate will also permit the Registrant, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than those specifically covered by the Certificate.

The Bylaws will include provisions relating to advancement of expenses and indemnification rights consistent with those set forth in the Certificate. In addition, the Bylaws will provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by the Registrant within a specified period of time. The Bylaws will also permit the Registrant to purchase and maintain insurance, at its expense, to protect the Registrant and/or any of its directors, officers, employees or agents, or another entity, trust or other enterprise, against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of the Bylaws affecting indemnification rights, whether by the Registrant’s board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits the Registrant to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

The Registrant will enter into indemnification agreements with each of its current directors and executive officers. These agreements will require the Registrant to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Registrant, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Registrant also intend to enter into indemnification agreements with its future directors and executive officers.

Under the Underwriting Agreement, the underwriters will be obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act of 1933, as amended.

On August, 22, 2016, we granted to certain of our officers and employees options to purchase an aggregate of 10,000 shares of our common stock under the 2016 Plan, at an exercise price of $85 per share. From August 22, 2016 through September 28, 2017, we issued and sold an aggregate of 10,000 shares of our common stock upon the exercise of these options under the 2016 Plan at an exercise price of $85 per share, for an aggregate exercise price of $850,000. On March 7, 2017, we granted to an officer a non-plan option to purchase 2,960 shares of our common stock at an exercise price of $1 per share, which is only exercisable in the event of a change of control. On February 23, 2018, we granted certain officers and employees an aggregate of 5,000 restricted shares of our common stock under the 2016 Plan, a portion of which vested on the date of grant and a portion of which will vest on July 1, 2018. Each of these issuances was made in reliance on Section 4(a)(2) and Rule 701 under the Securities Act. The issuances were made for compensatory purposes pursuant to a written plan or contract, a copy of the plan or contract was delivered to each purchaser, the number of shares sold in any 12 month period did not exceed 15% of the number of outstanding shares as of the most recent fiscal year end and the amount sold in any 12 month period did not exceed $5,000,000.

Item 16. Exhibits and Financial Statement Schedules.

(A) Exhibits. See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

(B) Financial Statement Schedules.

All schedules are omitted because the required information is (i) not applicable, (ii) not present in amounts sufficient to require submission of the schedule and/or (iii) included in the financial statements and accompanying notes thereto included in the prospectus filed as part of this Registration Statement.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors and officers of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director or officer of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of Construction Partners, Inc. (f/k/a SunTx CPI Growth Company, Inc.), as amended and as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Construction Partners, Inc., to be in effect immediately prior to the completion of this offering.

3.3	Bylaws of Construction Partners, Inc. (f/k/a SunTx CPI Growth Company, Inc.), as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Construction Partners, Inc., to be in effect immediately prior to the completion of this offering.

4.1*	Form of Class A Common Stock Certificate.

4.2	Registration Rights Agreement, dated June 8, 2007, by and among Construction Partners, Inc. (f/k/a SunTx CPI Growth Company, Inc.) and certain security holders party thereto.

5.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities being registered.

10.1†*	Form of Indemnification Agreement, by and between Construction Partners, Inc. and each of its directors and executive officers.

10.2	Credit Agreement, dated June 30, 2017, by and among Construction Partners Holdings, Inc. (f/k/a Construction Partners, Inc.), Wiregrass Construction Company, Inc., Fred Smith Construction, Inc., FSC II, LLC, C.W. Roberts Contracting, Incorporated and Everett Dykes Grassing Co., Inc., as Borrowers, the financial institutions party thereto from time to time, and Compass Bank, as Agent, Sole Lead Arranger and Sole Bookrunner.

10.3	Amendment to Credit Agreement, dated June 30, 2017, by and among Construction Partners Holdings, Inc. (f/k/a Construction Partners, Inc.), Wiregrass Construction Company, Inc., Fred Smith Construction, Inc., FSC II, LLC, C.W. Roberts Contracting, Incorporated, and Everett Dykes Grassing Co., Inc., as Borrowers, Compass Bank, as Agent for Lenders and as a Lender and Issuing Bank, and ServisFirst Bank, as a Lender.

10.4	Loan Modification Agreement and Amendment to Loan Documents, dated November 14, 2017, by and among Construction Partners Holdings, Inc. (f/k/a Construction Partners, Inc.), Wiregrass Construction Company, Inc., Fred Smith Construction, Inc., FSC II, LLC, C.W. Roberts Contracting, Incorporated, and Everett Dykes Grassing Co., Inc., as Borrowers, Construction Partners, Inc. (f/k/a SunTx CPI Growth Company, Inc.), as Guarantor, Compass Bank, as Agent for Lenders and as a Lender and Issuing Bank, and ServisFirst Bank, as a Lender.

10.5	Loan Modification Agreement and Amendment to Loan Documents, dated December 31, 2017, by and among Construction Partners Holdings, Inc. (f/k/a Construction Partners, Inc.), Wiregrass Construction Company, Inc., Fred Smith Construction, Inc., FSC II, LLC, C.W. Roberts Contracting, Incorporated, and Everett Dykes Grassing Co., Inc., as Borrowers, Construction Partners, Inc. (f/k/a SunTx CPI Growth Company, Inc.), as Guarantor, Compass Bank, as Agent for Lenders and as a Lender and Issuing Bank, and ServisFirst Bank, as a Lender.

10.6†	Construction Partners, Inc. (f/k/a SunTx CPI Growth Company, Inc.) 2016 Equity Incentive Plan and forms of Option Agreement, Option Grant Notice, Restricted Stock Award Agreement and Restricted Stock Award Grant Notice thereunder.

10.7†	Form of Construction Partners, Inc. 2018 Equity Incentive Plan.

10.8†	Form of Stock Option Award under the Construction Partners, Inc. 2018 Equity Incentive Plan.

Exhibit Number	Description

10.9†	Form of Restricted Stock Award under the Construction Partners, Inc. 2018 Equity Incentive Plan.

10.10†	Form of Restricted Stock Unit Award under the Construction Partners, Inc. 2018 Equity Incentive Plan.

10.11†	Form of Stock Appreciation Rights Award to be settled in shares of Common Stock under the Construction Partners, Inc. 2018 Equity Incentive Plan.

10.12†	Form of Stock Appreciation Rights Award to be settled in cash under the Construction Partners, Inc. 2018 Equity Incentive Plan.

10.13	Management Services Agreement, dated October 1, 2006, by and between Construction Partners Holdings, Inc. (f/k/a Construction Partners, Inc.) and SunTx Capital Management Corp.

10.14	Amendment to Management Services Agreement, dated October 1, 2013, by and between Construction Partners Holdings, Inc. (f/k/a Construction Partners, Inc.) and SunTx Capital Management Corp.

10.15†	Employment and Non-Compete Agreement, effective as of July 1, 2014, by and between FSC II, LLC and F. Julius Smith III.

10.16†	Form of Non-plan Stock Option Award Agreement.

10.17†	Form of First Amendment to Non-plan Stock Option Award Agreement.

10.18†	Non-plan Stock Option Award Agreement, dated March 7, 2017, between Construction Partners, Inc. and F. Julius Smith, III.

16.1	Letter of PBMares, LLP.

21.1	List of Significant Subsidiaries of Construction Partners, Inc.

23.1	Consent of RSM US LLP.

23.2*	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.

†	Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dothan, Alabama, on April 6, 2018.

CONSTRUCTION PARTNERS, INC.

By:	/s/ Charles E. Owens
Charles E. Owens President and Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of Construction Partners, Inc. hereby constitute and appoint Charles E. Owens and R. Alan Palmer, or any one of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments thereto and any registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles E. Owens Charles E. Owens	President and Chief Executive Officer (Principal Executive Officer) and Director	April 6, 2018

/s/ R. Alan Palmer R. Alan Palmer	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 6, 2018

/s/ Ned N. Fleming, III Ned N. Fleming, III	Executive Chairman of the Board and Director	April 6, 2018

/s/ Craig Jennings Craig Jennings	Director	April 6, 2018

/s/ Mark R. Matteson Mark R. Matteson	Director	April 6, 2018

/s/ Michael H. McKay Michael H. McKay	Director	April 6, 2018

/s/ Stefan F. Shaffer Stefan F. Shaffer	Director	April 6, 2018

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